UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K/A
(Amendment No. 1)

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Exodus Movement, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE 68137
(Full mailing address of principal executive offices)

(833) 992-2566
(Issuer’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

This Amendment No. 1 on Form 1-K/A (this “Form 1-K/A”) amends and restates the item noted below in the Annual Report on Form 1-K of Exodus Movement, Inc. (the “Company”) for the fiscal year ended December 31, 2022, as originally filed with the Securities and Exchange Commission on May 1, 2023 (the “Original Filing”). This Form 1‑K/A amends the Original Filing to reflect the correction of a typesetting error that resulted in an incorrect filing of the Independent Auditor’s Report.

For the convenience of the reader, this Form 1-K/A sets forth the Original Filing, as amended, in its entirety; however, this Form 1-K/A amends and restates only the following item that was impacted from the correction of the error:

●	Item 7 – Financial Statements — Independent Auditor’s Report

Except as described above, no other changes have been made to the Original Filing. This Form 1-K/A speaks as of the date of the Original Filing and does not reflect events that have occurred after the date of the Original Filing or modify any disclosures affected by subsequent events.

Exodus Movement, Inc. and Subsidiary

For the Years Ended
December 31, 2022 and 2021

Exodus Movement, Inc. and Subsidiary

Unless the context requires otherwise, in this annual report on Form 1-K, the terms “we,” “us,” “our,” the “Company” and “Exodus” refer to Exodus Movement, Inc., and its wholly owned subsidiary, Proper Trust AG, a Swiss corporation.

ITEM 1.	Business

You should read the following discussion and analysis of Exodus’ financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this annual report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Exodus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and in other parts of this annual report.

Overview of Our Business

Exodus’ mission is to help the world exit the traditional finance system. Exodus is a self-custodial platform that connects people with the world of decentralized finance and the power of the blockchain. On December 9, 2015, we launched Exodus to empower users of our wallet (“users”) to securely control, manage, and grow their wealth. Every two weeks since then, we have released new updates and improved our user experience.

We believe that digital assets should be easy to use and easy to understand. Our platform (the “Exodus Platform”) allows users to store and access their assets in a secure environment that only they control. On desktop and mobile devices alike, Exodus delivers a simple, elegant, and intuitive experience. By eliminating the geek requirement, Exodus prioritizes ease of use and aims to provide unparalleled user support.

The Exodus Platform supports over 17,000 digital assets, as well as integrations with multiple digital asset-to-digital asset exchanges and other third-party applications, such as MoonPay. We are relentlessly focused on delivering the best user experience in the digital asset industry.

Our platform is intended to provide the trustworthiness of a bank’s online portal without service windows and clunky interfaces, and the speed of centralized digital asset exchanges without the risk of third-party custody – we aim to provide our users with the best of both worlds in Exodus.

Our Industry

We operate in the financial technology (“FinTech”) subsector of the greater blockchain and digital asset industry. This subsector is rapidly developing and has recently seen several high-profile bankruptcies, which have not directly impacted our operations, but have and may continue to impact our business and financial condition indirectly (see “Risk Factors—Risk Related to Our Business and Our Industry—Because our business is dependent, in part, on the continued market acceptance and development of digital assets and blockchain technology by consumers, any declines or negative trends affecting digital assets or blockchain technology may adversely affect our business operations.”). Users of our products range from people or entities familiar with digital assets to those new to financial solutions powered by blockchain technology. The following are descriptions of key technologies used in our industry.

Blockchain Technology

Blockchain technology utilizes an open, distributed ledger managed by a peer-to-peer network to record transactions between parties linked to the blockchain. The Bitcoin blockchain, and other blockchains, such as those of Ethereum and Litecoin, can be thought of as public record books of digital asset transactions. These record books are “decentralized” or stored on multiple computers around the world.

For example, the Ethereum Blockchain is a distributed public blockchain network focused on running the programming code of decentralized applications. These decentralized applications use self-executing contracts, also known as smart contracts, to seamlessly facilitate activities on the Ethereum Blockchain. The smart contracts on the Ethereum Blockchain are powered by Ether, the Ethereum Blockchain’s native digital asset, which is also traded as a cryptocurrency.

Accessing multiple blockchains and decentralized applications typically requires downloading complicated software specific to each blockchain. Additionally, access to these blockchains requires complicated configuration decisions that only technically skilled specialists can execute. Further, methods of storing and leveraging digital assets are fragmented across many different platforms and software systems, instead of being neatly organized in one location or hub. As a result, blockchain technology has a reputation for being difficult to access and use, and the current options for managing digital assets do not provide integrated or seamless solutions.

Digital Assets
Digital assets include assets that are digitally represented on the blockchain such as stock, tokens, NFTs and cryptocurrencies.

Cryptocurrency
A cryptocurrency is a digital asset that exists on a particular blockchain and can be moved from one party to another party on that blockchain. There are different types of cryptocurrencies, as some cryptocurrencies represent stakes in a particular project, some add functionality to blockchain-based platforms, and some are intended to function like currencies, such as Bitcoin, and do not represent a stake in a particular project or company. Cryptocurrency is directly held by its owners and is immediately transferable, subject to applicable law.

There are six primary categories of cryptocurrency:
•
Store of value cryptocurrencies are primarily used to pay for goods and services and are often considered a substitute for gold, cash, or forms of electronic payment. Merchants have begun to accept these types of cryptocurrencies as payment, although often the cryptocurrency is converted to a fiat currency, such as the U.S. dollar, immediately upon acceptance by the merchant. Examples of store of value and payment cryptocurrencies are Bitcoin and Litecoin.

•
Cryptocurrencies that comprise part of a blockchain economy or blockchain platform typically have more functionality than a payment currency. Blockchain economies permit the use of the cryptocurrency to create other digital assets, or tokens, run decentralized applications on the blockchain platform and build various types of functionality and features on the blockchain platform. Examples of cryptocurrencies that are part of blockchain economies include Ethereum, EOS and TRON.

•
Privacy coins are cryptocurrencies created to focus on privacy and security. Privacy coin transaction details are typically encrypted, so that only the sender and receiver of the coins knows how many coins were involved in the transaction. In addition, the balance of a privacy coin wallet is known only to the owner of the wallet and cannot be viewed on the public blockchain record. An example of a privacy coin is Monero.

•
Utility tokens are digital tokens used solely to power or connect to a blockchain-based product or service. These cryptocurrencies run on their blockchain platform but are only used to “pay for” or “power” products or services on that platform. Examples of utility tokens include Golem and Basic Attention Token.

•
Stablecoins are cryptocurrencies whose value is tied to some other asset so that the value of the stablecoin will not greatly fluctuate relative to the underlying asset. Different stablecoins have adopted different methods of stabilization. Examples of stablecoins are USDC, Tether, and DAI.

•
Certain cryptocurrencies allow holders to interact with the cryptocurrency through “staking.” In doing so, the staker takes part in the cryptocurrency’s blockchain consensus mechanism and receives part of a reward for such participation. Third-party entities monitor staking pools or create their own so as to provide stakers with a controlled, safe environment to stake cryptocurrencies and receive their rewards. An example of cryptocurrencies that can be staked is Tezos.

Each cryptocurrency is stored on a particular blockchain. The blockchain used by each cryptocurrency keeps a record of which addresses on that blockchain hold the cryptocurrency and the amount of cryptocurrency each address holds. A private key is required to access the cryptocurrency held at any single address. Only the person with the private key can access the cryptocurrency at the associated address.

Private and Public Keys
In order to send digital assets from a blockchain address, a private key is required to “unlock” those digital assets. The private key will allow its holder to access and spend the digital assets located at a particular blockchain address. Anyone who holds a private key can access the digital assets located at that blockchain address. If the holder of the assets loses or gives someone their private key, their assets are at risk. Public keys identify a particular blockchain address, but do not enable that address to be unlocked. Instead, public keys act like a mailing address, so that a user can send a digital asset to the “address” provided by the public key. If one wants to receive a digital asset from someone else, one must give the other party one’s blockchain address by giving the other party one’s public key.

Key Management Solutions: Custodial vs. Self-Custodial
The person or entity that holds the private key for a public wallet address controls the asset stored in that wallet. Private key management solutions generally fall into two broad categories: custodial and self-custodial key management.
•
Custodial key management: In this structure, a company or platform generates the private keys for their users’ wallets and the company or platform administers any and all funds sent to the addresses tied to those private keys rather than the users. Custodial key management solutions become custodians of their users’ funds and in that respect are extremely similar to centralized banks.

•
Self-custodial key management: In this solution, a person or entity generates (using software or other means) and secures (often on their own computer or written down on a piece of paper) their own private keys and the user administers all funds that are sent to the address tied to those private keys. Self-custodial key management solutions are not custodians of funds in their users’ wallet, but are merely repositories for the funds, similar to the way a physical safety box or leather wallet provides a means for people to secure their own wealth. Users are responsible for securing the digital assets and the associated cryptographic key information and protecting them from loss, theft, or other misuse.

While today the majority of people use custodial key management solutions, we believe that custodial key management solutions serve merely as a temporary bridge between traditional institutionalized financial systems and the financial freedom offered by complete self-custodial control over one’s digital assets.

Blockchain-based Financial Technology
Clunky interfaces, long clearance times for transactions and an inability to control one’s own assets are hallmarks of the traditional banking system. Although the traditional banking system does offer protection against theft through devices such as Federal Deposit Insurance Corporation (“FDIC”) insurance, banks are always answerable to governments or other powerful actors, who retain the ability to freeze or take control of a customer’s bank assets. Moreover, even if one considers banking services or similar services such as custodial wallets to be reliable, their interfaces are cumbersome to use and they are still subject to various archaic restrictions—for example, no services offered during the evening, weekends or on bank holidays. When these institutions are offline, customers may not be able to access customer support, make transfers, trades or payments and must wait for earlier transactions to clear. As a result, customers must rely on antiquated institutions that operate on limited and often inconvenient schedules, while hoping that these institutions can be trusted to hold a customer’s assets, instead of being able to manage their own assets on their own schedule.

Self-custodial holding of digital assets offer consumers a payment option that does not rely on the traditional banking system. We believe that, as more people become interested in and begin to hold digital assets, they will look for new ways to interact with their digital assets.  Digital assets have significant advantages over traditional fiat currency, particularly when used on self-custodial platforms. Unlike fiat currency held in traditional banks, cryptocurrency on self-custodial platforms is designed to be available at all times. A self-custodial system is designed without limited operating hours, restrictions on when markets open and close, or bank holidays. Digital Assets can also be transferred in real time, as the underlying technology is designed to avoid lengthy settlement periods, and, if transactions complete successfully, digital assets will always end up at the wallet address to which they are sent with a proof of receipt forever etched in the blockchain, which functions as a public ledger. Most importantly, holders of digital assets control their funds. Users of self-custodial systems do not need to rely on any bank or custodian entity to provide access to their own assets.

Wallets
Software-based technology allows users to manage their private keys that grant access to their cryptocurrency and other digital assets. This technology is known as a wallet. Wallets do not actually store digital assets the way one might store a twenty-dollar bill in a physical leather wallet. Rather, the digital assets remain stored at a particular blockchain address on the relevant blockchain, as described above in “—Private and Public Keys,” and wallets allow users to manage the private keys that grant access to the blockchain addresses where their digital assets are stored.

There are two recognized categories of wallets: hot wallets and cold wallets. Hot wallets are connected to the internet in some way. They typically reside on a website, desktop, or inside a mobile phone, with the holder’s private keys stored digitally. Typing one’s private key into a hot wallet will “unlock” the digital assets stored at the address identified by the private key so the user can then access the digital assets. Cold wallets are physical devices, not connected to the internet, that store the holder’s private keys. Generally, digital assets stored in hot wallets are more easily accessible; however, access to the internet means that the user must maintain effective internet security practices to protect their wallet. The downside to using cold wallets is that they are not as easily accessible, and so are typically used only for long-term storage of digital assets.

While there are a variety of wallets available to manage the private keys that govern digital asset holdings, many of them have serious design and functionality issues. Often wallets have clunky and cumbersome interfaces, better suited to people very familiar with coding and computer processing than to consumers who want a straightforward, easy-to-use interface. In addition, many other wallets do not cover a sufficiently wide variety of digital assets, thereby requiring customers to maintain different wallets for different digital assets. For wallets that offer services such as the exchanging of one digital asset for another, these services may be clunky and difficult to use. Finally, and most significantly, wallets are often maintained by centralized exchanges, where the company that controls the technology of the wallet holds onto the private keys, which gives the wallet creator control over the funds that can be accessed with those private keys.

Geo-Political Risks
In addition, the Company’s business is subject to the risks of catastrophic events, including acts of war or terrorism, strikes or other external events. Any such events or any other geo-political unrest could cause disruptions in the Company’s business and lead to interruptions, delays, or loss of critical data. Specifically, financial, and digital asset markets may be negatively affected by the conflict between Russia and Ukraine and the economic sanctions imposed by the United States and other countries. The Company currently has 2 full-time equivalent (“FTE”) and one customer in the affected area that could be directly impacted by the conflict.  Although one of the Company’s API providers is domiciled in Ukraine, there is currently no infrastructure located in Ukraine and none of the API provider’s leadership and development team is located in Ukraine.

Interruptions could have material implications for the Company’s operations and the development of the Exodus Platform or operations and development of applications that run on the Exodus Platform. Retaliatory acts by Russia in response to Western sanctions may include cyber attacks that could disrupt the economy or that could also either directly or indirectly impact the Company’s operations. Moreover, the ongoing effects of the hostilities and sanctions may spill over to and have a negative impact on other regional and global markets. It is also likely that the conflict will continue to affect the global political order and regional and global markets for a substantial period of time, regardless of when the conflict itself ends. It is not currently possible to determine the severity of any potential adverse impact of these events on the financial condition of the Company, or more broadly, upon the global economy, but any of the foregoing could have a material adverse effect on the Company’s business, which, in turn, could have a material adverse effect on the Company’s financial condition and results of operations.

Legal and Regulatory Environment
Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. For a summary of certain current areas of government regulation that apply to our business and potential regulatory issues of which we are aware, refer to “Regulatory Environment” in the Risk Factors section of this annual report.  We generally believe that our business is compliant with these regulations, but in certain cases there may be uncertainty related to that conclusion.

Potential Competitive Landscape
We pioneered and are a leader in the market for self-custodial solutions for managing digital assets. We believe that we provide the most comprehensive self-custodial solution, offering mobile and desktop products, our browser-based Web3 Wallet, the option to connect to a hardware wallet, and a significant range of supported digital assets – all of which allows our users to better experience the world of decentralized finance. Since our founding, our competition has primarily been custodial solutions, such as the exchanges supported by well-known companies like Coinbase and Binance US. These exchanges tend to have greater name recognition and, as people are familiar with custodial products due to the traditional banking system, people may believe that custodial products offer more security and ease of use than self-custodial products.

We believe that due to security and technical risks associated with centralized or custodial services, digital assets holders will continue to move towards self-custodial solutions. As Exodus offers a self-custody wallet, Exodus cannot access users’ funds and therefore Exodus’ users are not at risk of becoming creditors during a bankruptcy. Within the market for self-custodial wallet solutions, there are other companies that actively compete with us, offering various combinations of the features available on our platform. More recently, the advent of browser extensions for accessing decentralized applications (“dApp”) like Metamask and Phantom have also become our direct competitors. Despite rapid growth in the browser extension and dApp ecosystem, these competitors are focused on single chain access whereas Exodus remains open to multi-chain, multi-asset experiences for our users through our Web3 Wallet.

Leading exchanges, which have significant resources and brand power, have created self-custodial wallets; their focus continues to be on centralized digital asset products. However, our market is relatively new, and our competitors have adapted and may continue to adapt their platforms to incorporate many of our features and design, as well as additional features or solutions.

We believe that the principal competitive factors in our market are:
•	platform features, quality, functionality and design;
•	product pricing;
•	breadth of features offered by a platform;
•	quality of user support;
•	security and trust;
•	brand awareness and reputation;
•	ease of adoption and use;
•	accessibility of platform on multiple devices;
•	user acquisition costs; and
•	range of supported digital assets.

We compare favorably with our competitors on the basis of these factors. We expect demand for self-custodial solutions to continue to rise, based on recent market data. We believe that we are well-positioned to take advantage of this market opportunity.

Providers
During 2022, five application programming interfaces (“API”) providers generated $43.8 million in revenue, representing in the aggregate approximately 86.6% of our operating revenue during 2022. Our revenue in 2022 was derived primarily from non-U.S. jurisdictions, with 52.0% attributable to the APAC region, 43.7% attributable to Other Americas, 3.9% attributable to EMEA and 0.4% attributable to the United States.

During 2021, two API providers generated $72.7 million in revenue, representing in the aggregate approximately 76% of our operating revenue during 2021. Our revenue in 2021 was derived primarily from non-U.S. jurisdictions, with 91% attributable to the APAC region, 5% attributable to EMEA, 3% attributable to United States, and 1% attributable to Other Americas.

Team Members and Human Capital Resource Management
Our team members are critical to our mission to ignite an exodus from the traditional finance system by empowering people to secure, manage and use their cryptocurrency.  Our key human capital management objectives are to attract, retain and develop the highest quality talent. To achieve these objectives, our human resources programs are designed to prepare our talent for critical roles and leadership positions for the future; reward and support team members through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.

As of December 31, 2022, we had approximately 210 FTE, the majority of whom are engaged in customer support and engineering. Our FTE are paid exclusively in Bitcoin. None of our team members are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our team members to be good.  Within our FTEs, approximately 140 team members are located outside of the U.S.  in approximately 50 countries located on six different continents.

Legal and Regulatory Proceedings
From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We may also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.

From time to time, we are also involved in regulatory proceedings that arise in the ordinary course of business.

OFAC Administrative Subpoena
On or around December 7, 2018, we received an administrative subpoena (the “First Subpoena”) issued by OFAC seeking information regarding potential transactions with individuals in Iran. We engaged in a full review of our systems and processes and responded to the First Subpoena with a letter and set of documents that we considered responsive to the First Subpoena on February 6, 2019, and supplemented the initial response with a second set of responsive documents on May 10, 2019.

While the First Subpoena only requested information in regard to Iran, we conducted a comprehensive review that covered all countries and territories subject to U.S. trade embargoes administered by OFAC. As a result of this review, we determined that we may have previously inadvertently allowed our software to be downloaded by individuals or entities located in countries or territories subject to U.S. trade embargoes (i.e., Cuba, Crimea, Iran, Syria, and Sudan (prior to October 12, 2017 when comprehensive sanctions against Sudan were revoked)), and submitted a voluntary self-disclosure regarding these apparent violations to OFAC, as discussed further in “Risk Factors” in this Form 1-K.  We submitted our final report of voluntary self-disclosure in July 2019.

The transactions identified in our response to the First Subpoena and the voluntary self-disclosure consisted of free downloads of our un-hosted and non-custodial software wallet for digital assets and cryptographic assets. The disclosed transactions accounted for approximately 0.7 percent of all such downloads for the relevant time period (December 2015 through December 2018).

Additionally, on or around March 5, 2021, we received a second administrative subpoena (the “Second Subpoena,” and together with the First Subpoena, the “Subpoenas”) issued by OFAC seeking information regarding potential transactions with certain North Korean cyber actors. On April 6, 2021, we responded to the Second Subpoena via letter, and provided responsive documents. We supplemented our response to the Second Subpoena with a second responsive letter dated April 12, 2021. If we are found to be in violation of U.S. economic sanctions laws, it could result in fines and penalties.

Since the receipt of the Subpoenas, we have implemented a series of measures designed to ensure that we comply with applicable sanctions laws. These activities include: the establishment of sanctions compliance policies and procedures, providing compliance training to our team members, blacklisting addresses on the Specially Designated Nationals list from interacting with third-party APIs, and implementing geo-blocking technology to block parties with IP addresses associated with embargoed countries and territories from accessing our software or services. We are continuing to cooperate with OFAC’s review of our response to the Subpoena and our voluntary self-disclosure, which is ongoing.

Our Solution — The Exodus Platform
We built the Exodus Platform to give our users the power to quickly secure, control, and manage their digital wealth. Our platform allows our users to store and access their digital assets in a self-custodial, secure environment that only they control on their desktop and mobile devices while delivering a simple, elegant and intuitive experience. Our platform is intended to provide the trustworthiness of a bank’s online portal without service windows and clunky interfaces, and the speed of centralized digital asset exchanges without the risk of third-party custody – we aim to provide our users with the best of both worlds in Exodus. The Exodus Platform allows our users to leverage the power of digital assets in an easy and straightforward way, without compromising privacy or the security of their digital assets. We accomplish this by:

•	helping to ensure that our users retain full control over the digital assets held in their Exodus wallet by encrypting the private keys locally on our users’ own devices;
•
streamlining the user set up process for transacting in over 290 crypto assets, as well as offering a range of wallet options to hold users’ private keys (including hot and cold wallets) so users can quickly access the features they want without being distracted by unnecessary or confusing technical information;

•	hosting and maintaining our own robust server infrastructure to ensure near 100% uptime, 24/7, for all digital assets and services offered on our platform;
•
integrating cutting-edge third-party apps seamlessly into our highly functional platform to provide our users with a rich ecosystem of ways to use and manage their digital assets, as well as providing us with potential additional avenues for monetizing our platform;

•
producing reliable, straightforward information on our website and YouTube channel regarding blockchain cryptography, digital assets and our platform that is relevant for both new and experienced digital asset users; and

•
continually adapting and innovating the Exodus Platform to support our users’ ability to store other types of valuable assets, including personal information, traditional fiat currencies, and, potentially, traditional securities in tokenized form alongside other tokenized financial products.

Available Information
Our website is located at www.exodus.com, and our investor relations website is located at https://www.exodus.com/investors/. Our annual reports on Form 1-K, semi-annual reports on Form 1-SA, and any other required reports, and any amendments to these reports, are available through our investor relations website, free of charge, after we file them with the SEC. We will also provide a link to the section of the SEC’s website at www.sec.gov that contains, in electronic form, each of the reports and other information that we file or furnish with the SEC.

We webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, quarterly and annual financials, press and earnings releases, and blogs. Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation Fair Disclosure: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson’s feed @jprichardson), Facebook, LinkedIn, and YouTube (https://www.youtube.com/c/exodus).  We also share news and product updates on our YouTube channel, which may be of interest or material to our investors.  The content of our websites is not incorporated by reference into this report or in any report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Risk Factors

An investment in Class A common stock involves a high degree of risk. You should consider carefully the risks described below, together with all of the other information contained in this annual report, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this annual report before deciding whether to invest in shares of our Class A common stock. If any of the following risks actually occur, our business, financial condition, operating results and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those described below titled “Risk Factors”.  The risks we consider our most material risks:

•
our business depends on attracting and retaining new wallet users, and any failure of our platform to satisfy user demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects;

•
our business depends in part on third-party services integrated with the Exodus Platform, and, if these third-party services fail to provide adequate functionality for our users, our business, results of operations and financial condition could be adversely affected;

•
because our business is dependent, in part, on the continued development of cryptocurrency and blockchain technology and market acceptance and development of cryptocurrency and blockchain technology by users, any declines or negative trends affecting cryptocurrency or blockchain technology will adversely affect our business operations. The recent bankruptcies of Celsius Network, Voyager Digital Ltd., Three Arrows Capital, and FTX have led to a decline in users’ confidence in trading of cryptocurrency;

•
our ability to maintain user satisfaction depends in part on the quality of our customer support, and any failure to maintain high-quality customer support could have an adverse effect on our business, results of operation, and financial condition;

•	our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risk that we will not be successful;
•
any actual or perceived failure of the Exodus Platform to block malware or prevent failures or security breaches or incidents could harm our reputation, cause the Exodus Platform to be perceived as insecure, underperforming, or unreliable, impede our efforts to attract and retain users, and otherwise negatively impact our business, results of operations and financial condition;

•
our holdings of cryptocurrency expose us to potential risks, including exchange, security and liquidity risks, which could negatively affect our business, financial condition, and results of operations;

•
our risk management efforts may not be effective to prevent fraudulent activities by third-party providers or other parties, which could expose us to material financial losses and liability and otherwise harm our business;

•
users or third-party activities may subject us to liability or cause us to experience adverse political, business, and reputational consequences with users, team members, third parties, government entities, and others;

•
we believe our long-term value as a company will be greater if we focus on improving our users’ experience with our platform, rather than growth or profitability, which may negatively impact our profitability;

•	if our users’ or contractual providers’ access to our platform is interrupted or delayed for any reason, our business could suffer;
•	the trading ledger showing trades in our Common Stock Tokens is publicly available, which may give rise to privacy concerns;

•	there is no guarantee that our Class A common stock will hold its value or increase in value, and you may lose the amount of your investment in our Class A common stock in whole or in part;
•
the dual class structure of our common stock will have the effect of concentrating voting capital with our executive officers and directors and it may depress the trading price of our Class A common stock;

•
the regulatory regime governing blockchain technologies, cryptocurrencies, tokens and token offerings such as the Exodus Platform and the Common Stock Tokens is uncertain, and new regulations or policies may materially adversely affect the development and utilization of the Exodus Platform;

•
we operate an interface that allows our users to connect to exchanges on which the users can trade cryptocurrency, and we receive compensation from these exchanges. Certain cryptocurrency traded using our platform could be viewed as “securities” for purposes of state or federal regulations, and regulators might determine that the payments we receive from the exchanges would cause us or the third-party app providers that offer apps through our platform to be in violation of federal and state securities laws, which would negatively affect our business, financial condition and results of operation;

•
we are subject to export control, import, and sanctions laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations;

•	our success is highly dependent on our ability to attract, hire and retain key technical, customer support, and management personnel;
•	our ability to effectively manage our growth;
•	our ability to prevent security breaches, cyberattacks or other incidents;
•	our business is subject to the risks of catastrophic events;
•	our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited;
•	changes in tax laws or in their implementation may adversely affect our business and financial condition;
•	the stock-based compensation expense related to our outstanding equity awards may result in increases in our expenses in future periods; and
•	inflation could negatively impact our business and results of operations.

Risk Factors

Risks Related to Our Business and Our Industry

Our business depends on attracting and retaining new wallet users. Any failure of our platform to satisfy user demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.

The success of our business depends on our ability to attract and retain Exodus Platform users. To do so, we must persuade potential users that our platform offers significant advantages over those of our competitors. Market acceptance of the Exodus Platform is affected by a number of factors, including how the timing of new products, features and functionality are developed, released into the market and introduced by us or our competitors, the performance of third-party services offered through the Exodus Platform, user perceptions of the Exodus Platform’s security and reliability, acceptance and interest in digital assets generally, and the growth or contraction of the market in which we compete.

In addition, as the market for digital assets and related services continues to mature, we expect that an increasing focus on user satisfaction will profoundly impact demand for the Exodus Platform. We believe that our users are increasingly looking for flexible and secure digital asset wallets that seamlessly integrate a range of applications and support a wide variety of digital assets, while streamlining the user experience and minimizing complexity. If we are unable to meet this demand, or if the Exodus Platform otherwise fails to achieve widespread market acceptance, our business, results of operations, financial condition and growth prospects may be adversely affected.

Our business depends in part on third-party services integrated with the Exodus Platform. If these third-party services fail to provide adequate functionality for our users, our business, results of operations and financial condition could be adversely affected.

We rely on the integration of third-party services, including digital asset exchanges and apps made available through our desktop app store, for several key aspects of the Exodus Platform’s functionality and features. As such, the performance and reliability of these third-party services is critical to the continued growth in market demand for, and market acceptance of, the Exodus Platform. The success of third-party services on the Exodus Platform is affected by a number of factors, many of which are beyond our control, such as the technical support provided by such third-parties, our ability to successfully integrate such services into the Exodus Platform using third party APIs, technological changes and developments, and user preferences. There can be no assurance that these third-party services will continue to perform in a manner our users find adequate. If our users have negative experiences with these third-party services through the Exodus Platform, the attractiveness of our platform may be diminished and we may experience difficulties attracting and retaining users.

In addition, we generate, and expect to continue to generate, substantially all of our revenue from fees associated with the integration of third-party services with the Exodus Platform. Our API agreements with digital asset exchanges and app developers generally provide for the payment of integration fees to us based on agreed-upon metrics, including, in some instances, usage metrics among our user base. If a third-party service made available through the Exodus Platform performs inadequately, or is perceived by users to perform inadequately, our users may be less likely to use that third-party service, which could affect our ability to successfully monetize and generate revenue from the service.

Because our business is dependent on the continued market acceptance and development of digital assets and blockchain technology and market acceptance by consumers, any declines or negative trends affecting digital assets or blockchain technology has adversely affected and may continue to adversely affect our business, results of operations and financial condition.

The Exodus Platform is built around holding, transferring, exchanging, and using digital assets, which means our business depends on growth in the adoption and acceptance of digital assets and the underlying blockchain technology to maintain and increase demand for the Exodus Platform. During June and July of 2022, Celsius Network, Voyager Digital Ltd., and Three Arrows Capital each declared bankruptcy. In November 2022, FTX and several of its affiliates filed for bankruptcy. While the FTX app was available in the Exodus Platform until it was removed in November 2022, it was never material to our business or results of operations.  However, even if there is no direct material impact on our business from such bankruptcies, we have been and may continue to be impacted indirectly. Following these events, users’ confidence in trading of digital assets has decreased and the digital asset market has experienced negative publicity and extreme price volatility. These events have negatively impacted a number of other entities in the digital asset industry as well as the liquidity of certain digital assets. Continued price volatility, as well as negative publicity and a lack of standardized regulation in the digital asset market, has negatively affected and may continue to negatively affect other entities in the digital asset industry and overall digital asset market confidence. Such decrease in confidence in digital assets has had and may continue to have a negative impact on our business, including through a decline in users and/or transaction-based API fees.

In addition to a decline in users, the extreme price volatility present in the digital asset markets has caused and may continue to cause the value of the digital assets we hold to continue to decrease. This may have a further negative impact on our results of operations and financial condition. If the liquidity of the digital asset markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us, our API providers or to the digital asset industry as a whole.  If, for example, one of our API providers were to declare bankruptcy or cease operations for whatever reason, this could have a material adverse impact our business, results of operations, and financial condition.

Blockchain technology represents a novel combination of several concepts, including a publicly available database or ledger that represents the total ownership of the currency at any one time, novel methods of authenticating transactions using cryptography across distributed network nodes that permit decentralization by eliminating the need for a central clearing-house while guaranteeing that transactions are irreversible and consistent, differing methods of incentivizing this authentication by the use of new tokens issued as rewards for the validator of each new block or transaction fees paid by participants in a transaction to validators, and hard limits on the aggregate amount of currency that may be issued.

As a result of the new and untested nature of digital asset and blockchain technology, the market for digital assets and related services is relatively new and rapidly evolving, and its growth is subject to a high degree of uncertainty. As such, the digital asset industry is vulnerable to risks and challenges, both foreseen and unforeseen. Examples of these risks and challenges include:

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Scalability is a challenge for platforms working with large blockchains, because addition of records to a blockchain requires the network to achieve consensus through a transaction validation mechanism, which often involves redundant and extensive computation; processing of transactions is slower than that achieved by a central clearing-house; and delays and bottlenecks in the clearance of transactions may result as the digital assets expands to a greater number of users.

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Our activities with respect to any crypto assets that are deemed securities could trigger the need for us to register as a broker-dealer under the Securities Exchange Act of 1934, as amended (“Exchange Act”).  If we were required to register as a broker-dealer and comply with applicable regulations, these developments could have a negative effect on our business, financial condition and results of operations.

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Blockchain technology can have complex validation processes, and confirmation of a transaction may not always be instantaneous. Users of any digital asset wallet who do not wait a sufficient period before treating a blockchain as permanently written may lose assets and funds in exchange for blockchain payments that are never completed. While this risk is not unique to the Exodus Platform, and is not due to any feature of the Exodus Platform, users may blame us for such transaction errors, which could harm our reputation and make it difficult to retain users or persuade new users to use our platform.

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Although blockchains are generally considered reliable, they are subject to certain attacks as described below under “Risks Related to the Common Stock Tokens and Trading on an alternative trading systems (“ATS”) —The distributed ledger technology used by the ATS is novel with respect to digital securities and has been subject to limited testing and usage.”

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Because many blockchains are public, malicious users may freely view, access and interact with key components of the networks on these blockchains. For example, some of the applications on our platform rely on “smart contracts” written to the Ethereum Blockchain, an open-source, public, distributed ledger that is secured using cryptography (the “Ethereum Blockchain”), and malicious users will be able to freely access this code in ways that could allow them to steal or otherwise affect digital asset transactions.

Although there may be solutions that have been proposed and implemented to these and other challenges facing various digital assets and the blockchains on which they rely, the effectiveness of these solutions has not been proven. Further, other challenges may arise in the future that we cannot predict. For example, advances in cryptography and/or technical advances, such as the development of quantum computing, could present risks to digital assets and the Exodus Platform by undermining or vitiating the cryptographic consensus mechanism that underpins some blockchain protocols. Similarly, legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols, which could limit the utility of certain blockchains, resulting in a significant loss of value or the termination of digital assets or applications on the platform. Accordingly, the further development and future viability of digital assets in general or for specific digital assets, is uncertain, and unknown challenges may prevent their wider adoption.

The growth of the blockchain industry in general, as well as the blockchain networks on which digital assets rely, is subject to a high degree of uncertainty regarding consumer adoption and long-term development. The factors affecting the further development of the digital asset industry, as well as blockchain networks, include, without limitation:

•	worldwide growth in the adoption and use of digital assets and other blockchain technologies;
•	government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
•	the maintenance and development of the open source software protocol of blockchain networks;
•	changes in consumer demographics and public tastes and preferences, including changes in consumers’ trust in digital asset companies and markets;
•	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;
•	the extent to which current interest in digital assets represent a speculative “bubble”;
•	general economic conditions in the United States and the world;
•	the regulatory environment relating to digital assets and blockchains; and
•	a decline in the popularity or acceptance of cryptocurrency or other blockchain-based tokens.

The digital asset industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and digital assets may deter or delay the acceptance and adoption of the Exodus Platform or the applications on the Exodus Platform. As discussed, the recent collapse of large digital asset companies, such as FTX, and the resultant suspension of withdrawals, has led to a decrease in users’ confidence in trading of digital assets. Any such decrease in confidence is likely to have a negative impact on our business. Even if there is no direct material impact on our business from such events, we may still be impacted indirectly by a decline in users as a result of decreasing consumer trust in digital assets companies and markets, which may adversely affect our business operations.

Digital asset exchanges may be exposed to fraud and failure. Such failures may result in the marketplace losing confidence in certain digital asset exchanges, a reduction in the price of cryptocurrencies, or even cause the market for cryptocurrencies to disappear entirely, which would adversely affect our business operations.

Digital asset exchanges are relatively new and regulatory scrutiny of digital asset exchanges is increasing. Digital asset exchanges are rapidly developing in the growing digital asset market. In many cases, regulation surrounding the operations of such exchanges remains unclear and the global distribution of trading volume and other unique factors may not be auditable or reliable. Many digital asset exchanges currently do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance and there have been a number of significant failures recently, and such failures likely will negatively affect the values of digital assets such as Bitcoin. For example, in 2022, each of Celsius, Voyager and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, a digital asset exchange, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy. Lack of clarity in the operations of digital asset exchanges may result in a loss of confidence in the marketplace.

Additionally, fraud, business failures and security breaches have caused a number of digital asset exchanges to close in the brief history of Bitcoin. Customers of digital asset exchanges that have closed or experienced security breaches, and in many instances, were not compensated for the losses they experienced. For example, in August 2016, hackers breached the security systems of Bitfinex, resulting in the loss of 119,755 Bitcoin in aggregate. In addition, in December 2017, Yapian, the operator of Seoul-based digital asset exchange Youbit, suspended digital asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the digital assets in their exchange accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In January 2018, Japan-based exchange Coincheck reported that over $500 million worth of the digital asset NEM had been lost due to hacking attacks, resulting in significant decreases in the prices of Bitcoin, Ether and other digital assets. South Korean-based exchange Coinrail announced a hacking incident that took place in June 2018 that resulted in losses of approximately $40 million in various digital assets. In September 2018, Japan-based exchange Zaif announced that approximately $60 million worth of digital assets, including Bitcoin, was stolen due to hacking activities. Hackers are a threat to both small and large digital asset exchanges. Varying degrees of infrastructure development and capitalization among digital asset exchanges provide hackers with incentives and opportunities to target such exchanges. When market participants become victims of security breaches or hear of such breaches, there may be a loss of confidence in the stability of digital asset exchanges or Bitcoin. Such a loss of confidence has in the past adversely affected our business and may continue to adversely affect our business negatively.

Our ability to maintain user satisfaction depends in part on the quality of our user support. Failure to maintain high-quality user support could have an adverse effect on our business, results of operation, and financial condition.

Our ability to attract new users and retain existing users depends in part on our ability to maintain a consistently high level of user support. We believe that the quality of our user support is, and will continue to be, an integral part of the user experience and a key differentiator of the Exodus Platform from competing platforms. We primarily provide user support through email and, in some circumstances, audio- or video-calls. These means of providing user support may not be sufficient to meet our users’ support needs, and while we plan to develop a user support capability directly within the Exodus Platform, there can be no assurance that we will be successful in developing such capabilities or that such capabilities, even if developed, will be sufficient to meet our users’ support needs. If we do not help our users quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to the needs of our users, it could adversely affect our users’ experience and negatively impact our reputation and brand, our ability to attract and retain users, and the usage of the Exodus Platform’s revenue-generating features. The growth of our business will continue to place significant demands on our user support resources. If we are not able to meet the user support needs of our users, we may need to increase our support coverage, which may reduce our profitability.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risk that we will not be successful.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects, and to plan for our anticipated future growth. We were incorporated in 2016, therefore all of our growth has occurred in recent years. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. While we have continued to expand our platform and develop additional functionality within the Exodus Platform, we have encountered, and will continue to encounter, risks and uncertainties frequently experienced by rapidly growing companies in developing industries, including our ability to achieve broad market acceptance of our platform, attract additional users, identify and grow relationships with providers, withstand increasing competition in our existing and future markets, and manage increasing expenses as we continue to grow our business. Our current operating model may require changes in order for us to scale our operations efficiently. Investors should consider our business and prospects in light of the risks and difficulties we face as an early-stage company focused on developing our platform, both organically and through strategic relationships, in the field of blockchain, digital assets and financial technology. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the markets for our platform, our business could suffer and our results of operations and financial condition could differ materially from our expectations.

Any actual or perceived failure of the Exodus Platform to block malware or prevent failures or security breaches, cyberattacks or incidents could harm our reputation, cause the Exodus Platform to be perceived as insecure, underperforming, or unreliable, impede our efforts to attract and retain users, and otherwise negatively impact our business, results of operations and financial condition.

We face security threats from malicious third parties that could obtain unauthorized access to our internal systems, networks and data. Ransomware and other malware, viruses and computer hacking, fraudulent use, social engineering (including spear phishing attacks) and general hacking have become more prevalent, and such incidents or incident attempts have been initiated against our users in the past and may occur against our users in the future. While we do not store user information on the Exodus Platform or process transactions, and the Exodus Platform encrypts our users’ data, including their private keys and, in the future, their personal identity documents, we may become the target of cyber-attacks by third parties seeking unauthorized access to our users’ confidential data, which could disrupt our ability to provide services on the Exodus Platform, or lead to exposure of user information. Additionally, we use certain third-party service providers to store and process data on our behalf, and they face a variety of security risks. We have taken steps to protect user information that might pass through our platform, as well as any confidential information we may obtain through our user support services. However, our security measures or those of our third-party service providers could be breached or we could suffer data loss or unauthorized access to, or use of, our platform or the systems or networks used in our business.

It is virtually impossible for us to entirely mitigate the risk of these security threats, and the security, performance, and reliability of the Exodus Platform may be disrupted by third parties, including competitors, hackers, disgruntled team members, former team members, or contractors. For example, we have found security vulnerabilities within the Exodus Platform in the past which require us to quickly identify and patch those vulnerabilities. Additionally, certain kinds of viruses or malware can, through corruption of basic functionalities of device operating systems and otherwise, allow hackers to access or misdirect our users’ digital assets.

We also process, store and transmit our own data as part of our business and operations. This data may include personally identifiable, confidential or proprietary information, and we use third-party service providers to store and process certain data for us. There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. While we take steps in an effort to protect the security of our platform and the availability, integrity, confidentiality and security of our data, our security measures or those of our third-party providers could fail and result in unauthorized access to or use of our platform or unauthorized, accidental or unlawful access to, or disclosure, modification, misuse, unavailability, loss or destruction of, our or our users’ data. In 2022, a third-party email vendor suffered a data breach containing email addresses of individuals who had signed up for an Exodus newsletter.  While this incident has not had any known impact on the Exodus Platform, such a breach may negatively impact our reputation.

Private keys may be compromised if users choose to store their private keys in non-secure systems, such as third-party email services, which may be susceptible to security breaches and security incidents, despite our efforts to discourage our users from engaging in these practices. Although such incidents are outside of our control and do not relate to any insecurity or vulnerability on the part of the Exodus Platform, users may nevertheless blame or become dissatisfied with the Exodus Platform as a result of these negative experiences.

Whether or not accurate, a market perception that the Exodus Platform is insecure, underperforming or unreliable could result in:

•	A loss of existing or potential users or third-party relationships;
•	Harm to our financial condition and results of operations;
•	A delay or failure to attain market acceptance of our platform;
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Expenditure of significant financial resources in efforts to analyze, correct, eliminate, remediate, or work around errors or defects, to address and eliminate vulnerabilities, and to address any applicable legal or contractual obligations relating to any actual or perceived security breach or incident;

•	Negative publicity and damage to our reputation and brand; and
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Legal claims and demands (including for stolen assets or information, repair of system damages, and compensation to users), litigation, regulatory audits, proceedings or investigations, and other liabilities.

Any actual or perceived security breach or other incident may also lead to the expenditure of significant financial and other resources in efforts to investigate or correct a breach, address and eliminate vulnerabilities and prevent future security breaches or incidents, as well as the incurring of significant expenses for remediation that may include liability for stolen assets or information, repair of system damage that may have been caused, and other liabilities. We have incurred and expect to incur significant expenses in an effort to prevent security breaches and other incidents, including deploying additional personnel and protection technologies, training personnel and engaging third-party experts and consultants.

Furthermore, because data security is a competitive factor in our industry, we make statements publicly, including in our privacy policies and terms of service, providing assurances about the security of our platform, including descriptions of our security measures. Should any of these statements be untrue or become untrue, even though circumstances beyond our reasonable control, we may face claims, investigations or other proceedings by U.S. federal and state regulators, as well as foreign regulators and private parties.

Our risk management efforts may not be effective to prevent fraudulent activities by third-party providers or other parties, which could expose us to material financial losses and liability and otherwise harm our business.

We contract with third-party providers for applications available through our platform, as well as some services required to maintain the platform. We may be targeted by parties, including users, hackers, or third-party providers, who seek to commit acts of financial fraud using techniques such as stolen identities and bank accounts, compromised email accounts, team member or insider fraud, account takeover, or other types of fraud. We may suffer losses from acts of financial fraud committed by our team members or third parties.

The techniques used to perpetrate fraud on our platform and the applications accessed through our platform are continually evolving, and we expend considerable resources to monitor and combat them, and to inform users of the limits to the control we have over third-party provider activities. Additionally, when we introduce new products and applications, or expand existing products, we may not be able to identify all risks created by the new products or applications. Our risk management policies and procedures may not be sufficient to identify all of the risks to which we or our users are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we or our users may become subject in the future. Furthermore, our risk management policies and procedures may contain errors, or our team members or agents may commit mistakes or errors in judgment as a result of which we may suffer large financial losses.

The growth of our business will continue to place significant demands on our risk management efforts, and we will need to continue developing and improving our existing risk management policies and procedures. Although we have several measures in place to prevent and investigate possible instances of fraud, the techniques that may be used by those who seek to perpetrate fraud on our platform evolve, we may need to modify our platform, services or agreements with third parties to mitigate fraud risks. Further, if fraudulent activities on our platform occur, this could expose us to civil and criminal liability, governmental and regulatory sanctions as well as potentially cause us to be in breach of our contractual obligations to our third-party providers.

Activities of our users or third-party activities may subject us to liability or cause us to experience adverse political, business, and reputational consequences with users, team members, third parties, government entities, and others.

Activities of our users or other third parties could subject us to regulatory enforcement actions or liabilities. Our users may use our platform in violation of applicable law or in violation of our terms of service or the terms of service of our third-party API providers. For example, applicable U.S. federal and state and foreign laws may prohibit us from making available our platform or certain of its functionalities in all jurisdictions.

We use geo-blocking technology to block the Exodus Platform’s availability in jurisdictions subject to U.S. trade embargoes, namely, sanctioned regions of Ukraine, Cuba, Iran, North Korea, and Syria. We also use geo-blocking technology to block the availability of API integrations for third-party digital asset-to-digital asset exchange services in the states of New York and Washington. However, users may attempt to circumvent our geo-blocking to gain access to our platform or certain of its functionalities in violation of applicable law. Additionally, while our API agreements with digital asset-to-digital asset exchanges include representations by the exchange that the exchange will comply with applicable sanctions and export control laws, will not provide services to any parties located or resident in any area subject to U.S. sanctions or identified in any sanctions list maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), and has implemented reasonable sanctions compliance procedures, there can be no assurance that the exchanges will comply with their obligations to us under our API agreements. If governmental authorities choose to initiate legal or regulatory proceedings against us as a result, we could be subject to enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions and the costs associated with defending against such actions. The existing laws relating to the liability of providers of online products and services for activities of their users, as well as the laws governing transactions in digital assets, are highly unsettled and in flux both within the United States and internationally, and there can be no assurance that our compliance efforts will keep pace with changes in the law.

We may be subject to political, business or reputational risks due to the activities of users or other third parties that are out of our control. Users may assume that we are able to prevent scams by third parties or others or that we have control over their assets or the ability to log in to their wallet if they lose their login information, and our reputation may be negatively impacted if we are perceived to be taking insufficient measures to address such concerns, even if the self-custodial nature of the Exodus Platform prevents us from doing so as a technical matter. In addition, user concerns about third-party services or digital assets made available through the Exodus Platform may cause our reputation to suffer for reasons outside of our control. For example, we have received complaints associated with delays by third-party blockchains in processing and recording transactions in digital assets. While we cannot control the operation of these blockchains, users may and have attributed such delays to our platform, leading to doubts about the efficiency or reliability of the Exodus Platform. For more information, see “—Any actual or perceived failure of the Exodus Platform to block malware or prevent failures or security breaches or incidents could harm our reputation, cause the Exodus Platform to be perceived as insecure, underperforming, or unreliable, impede our efforts to attract and retain users, and otherwise negatively impact our business, results of operations and financial condition.” As a result of activities by our users or other third parties outside of our control, we may experience adverse political, business or reputational consequences.

Failure to comply with anti-bribery and anti-corruption laws and similar laws, could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201 and possibly other anti-bribery and anti-corruption laws in countries outside of the United States where we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes leverage third parties to sell our products and conduct our business abroad. We, our team members, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these team members, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our team members, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions.  While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our team member, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We believe our long-term value as a company will be greater if we focus on improving our users’ experience with our platform, rather than growth or profitability, which may negatively impact our profitability.

A significant part of our business strategy is to focus on user support and improving our users’ experience using the Exodus Platform. As a result, our profitability may be lower, particularly in the near term, than it would be if our strategy were solely to maximize growth. Significant expenditures on user support, enhancing our platform, pursuing relationships with API providers, and recruiting and retaining user support team members, may not ultimately grow our business or cause long-term profitability. If we are ultimately unable to achieve or improve profitability at the level or during the time frame anticipated by industry or financial analysts and our stockholders, our stock price might decline or our business might be negatively affected.

If our users’ or contractual providers’ access to our platform is interrupted or delayed for any reason, our business could suffer.

Any interruption or delay in our users’ or third-party API providers’ access to our platform will negatively impact our users. Our users depend on the continuous availability of the Exodus Platform to send, receive, exchange, stake and unstake digital assets, and our platform is designed to operate without interruption. The adverse effects of any platform interruptions on our reputation and financial condition may be heightened due to the nature of our business and our users’ expectation of continuous and uninterrupted access to their wallet and low tolerance for interruptions for any duration.

The following factors, many of which are beyond our control, can affect the delivery, performance, and availability of our platform:
•	The development, maintenance, and functioning of the infrastructure of the internet as a whole;
•	The performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable internet access and services;
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Decisions by the owners and operators of facilities through which our platform is deployed or by global telecommunications service providers who provide us with network bandwidth to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, or prioritize the traffic of other parties;

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The occurrence of earthquakes, floods, fires, power loss, system failures, physical or electronic break-ins, acts of war or terrorism, human error or interference (including by disgruntled team members, former team members, or contractors), pandemics, and other catastrophic events;

•	Cyberattacks targeted at us, facilities where our platform infrastructure is located, global telecommunications service providers, or the infrastructure of the internet;

•	Errors, defects, or performance problems in the software we use to operate our platform to our users;
•	Our users’ or contractual providers’ improper deployment or configuration of our users’ access to our platform;
•	The maintenance of the APIs in our systems that our providers use to interact with our platform;
•	The failure of our redundancy systems, in the event of a service disruption at one of the facilities hosting our platform infrastructure, to redistribute load to other components of our platform; and
•	The failure of our disaster recovery and business continuity arrangements.

The occurrence of any of these factors, or our inability to efficiently and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively impact our relationship with our users, or otherwise materially harm our business, results of operations, and financial condition.

We rely on software applications that are developed by others, including our API providers, the failure or loss of which could cause us to become less competitive and delay or prevent the delivery of our products or services, and which face security and service interruption risks.

We license many third-party applications to integrate with our platform through the interaction of APIs. We believe a significant component of our value proposition to users is the ability to interface with these third-party applications through APIs on and within our platform. These third-party APIs and other third-party software and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development or technology changes, and any errors, defects, or operation failures in or of any third party services could result in errors or the loss of functionality in our platform and solutions that could harm our business. Additionally, our business may be harmed if any provider of such software systems discontinues or limits our access to its software or APIs, fails to license APIs to us on commercially reasonable terms, or develops or otherwise favors its own competitive offerings over ours. During 2022, five API providers generated $43.8 million in revenues, representing in the aggregate approximately 86.6% of our total revenues during 2022. If we fail to maintain or renegotiate any of these licenses, we could face significant delays and diversion of resources in attempting to develop similar or replacement offerings, or to license and integrate a functional equivalent of the offering.

Additionally, these third-party APIs and other third-party software and products that may be integrated with or otherwise used with the Exodus Platform face a variety of security threats, and there can be no assurance that our security measures or the security measures of such third-parties will be effective against current or future security threats. The security measures of these third-party providers could fail and result in unauthorized access to or use of our platform or unauthorized, accidental or unlawful access to, or disclosure, modification, misuse, loss, unavailability, or destruction of, data exchanged through these services. We cannot guarantee that this data will not be compromised in the event of a successful cyberattack against the third party or other similar malicious activity. Similarly, the services may be interrupted, and files or functionality may become temporarily unavailable in the event of this type of attack or malicious activity. If any data exposure or other compromise occurs or is perceived to have occurred, our reputation may be harmed, and we may be subject to claims, investigations or other proceedings and legal liability.

Our success depends, in part, on the success of our strategic relationships with third parties. If any of our agreements with third-party providers are terminated, our business, results of operations and financial condition could be adversely affected.

We depend on, and anticipate that we will continue to depend on, various third-party relationships in order to sustain and grow our business, including technology companies and application developers whose products integrate with ours. In particular, we rely on API agreements with digital asset exchanges and app providers to integrate third-party services underpinning several key aspects of the Exodus Platform’s functionality and features. These agreements may be terminated by us or our counterparties at any time with limited notice. If any of these API agreements are terminated or suspended, whether due to a failure or breach of performance or otherwise, the functionality of the Exodus Platform could be adversely affected and we could be forced to incur additional expenses in seeking replacements or may not be able to obtain replacements in a timely fashion, if at all, and such interruptions or discontinuations of service could interfere with our existing user relationships and make us less attractive to potential new users. As discussed above, recent digital asset company bankruptcies and other market disruptions have negatively impacted a number of other entities in the digital asset industry and have led to extreme price volatility and in some cases reduced liquidity of cryptocurrency.  Third-party service providers who support the Exodus Platform may have been and may continue to be negatively impacted by these events, which would negatively impact the Exodus Platform. If our current, or any of our future, third-party providers file for bankruptcy, we could lose all or a portion of the outstanding accounts receivable associated with such providers.

For example, the Exodus Platform’s Exchange Aggregator relies on API agreements with digital asset exchanges, so that the users of our wallet can place orders with these exchanges through the Exodus Platform. While the termination or suspension of any one API agreement with a digital asset exchange is unlikely to materially impact the performance of the Exchange Aggregator or our results of operations, multiple terminations or suspensions with multiple exchanges in a short period of time could impair the functionality of the Exchange Aggregator, resulting in user dissatisfaction and lost revenue. Additionally, certain of our third-party API providers deliver features and functionalities that, if no longer available to us, cannot be replaced easily or in a timely fashion, if at all.

Governmental actions may have a materially adverse effect on the digital asset industry as a whole, which would have an adverse effect on our business and results of operations.

Governmental actions may have a materially adverse effect on the digital asset industry as a whole, which would have an adverse effect on our business and results of operations. China has historically been the world’s largest producer of Bitcoin and has housed the large majority of the world’s digital asset mining power (some observers estimate that China produced as high as 80% of the world’s digital asset mining power at certain points in time). In May 2021, the Chinese government called for a crackdown on Bitcoin mining and trading. In September 2021, Chinese regulators instituted a blanket ban on all cryptocurrency mining and transactions, including overseas cryptocurrency exchange services taking place in China, effectively making all cryptocurrency-related activities illegal in China. In January 2022, the Central Bank of Russia called for a ban on cryptocurrency activities ranging from mining to trading. We cannot quantify the effects of this regulatory action on our industry as a whole. If further regulation follows, it is possible that our industry may not be able to cope with the sudden and extreme loss of mining power.

On March 8, 2022, President Biden announced an executive order on digital assets which seeks to establish a unified federal regulatory regime for digital assets. Because we are unable to influence or predict future regulatory actions taken by governments in China, the United States, or elsewhere, we may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on our industry and, therefore, our business and results of operations. On November 23, 2022, the governor of New York signed into law a two-year moratorium on new or renewed permits for certain electricity-generating facilities that use fossil fuel and provide energy for proof-of-work digital asset mining operations. While this action does not directly impact our current operations, it may be the beginning of a new wave of climate change regulations aimed at preventing or reducing the growth of Bitcoin mining in jurisdictions in the United States, including potentially jurisdictions in which we now operate or may in the future operate. The above-described developments could also demonstrate the beginning of a regional or global regulatory trend in response to environmental and energy preservation or other concerns surrounding digital assets, and similar action in a jurisdiction in which we operate or in general could have a devastating effect on our operations. If further regulation follows, it is possible that the Bitcoin mining industry may not be able to adjust to a sudden and dramatic overhaul to our ability to deploy energy towards the operation of mining equipment. If further regulatory action is taken by various governmental entities, our business may suffer and investors in our securities may lose part or all of their investment.

If we fail to effectively manage our growth, we may be unable to execute our business plan, maintain high-quality levels of support, ensure the security of our platform, adequately address competitive challenges, or maintain our corporate culture, and our business, financial condition, and results of operations would be harmed.

Our success depends on our ability to effectively manage the growth of our business. The Exodus Platform has experienced rapid organic growth, in particular since the market for digital assets began attracting widespread interest in 2017 and 2018. Our growth has placed, and future growth will continue to place, a strain on our management and our administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively, which will require that we continue to improve our administrative, operational, financial, and management systems and controls by, among other things:

•	maintaining the integrity of our core business purpose, to design the best user experience for digital assets;
•	maintaining high levels of user support;
•	ensuring the integrity and security of our platform and IT infrastructure;
•	identifying and continuing to expand strategic relationships with third-party API providers and executing agreements to integrate third-party software into the Exodus Platform;
•	further improving our key business applications, processes, and IT infrastructure; and
•
enhancing our information and communication systems to ensure that our team members around the world are well coordinated and can effectively communicate with each other and our growing base of third-party API providers and users.

Managing our growth will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to manage our expected growth, the uninterrupted and secure operation of our platform, our compliance with the rules and regulations applicable to our operations, the quality of our platform, and our ability to compete could suffer. Any failure to preserve our culture also could further harm our ability to retain and recruit personnel, innovate and create new enhancements for our platform, operate effectively, and execute on our business strategy.

Abuse or misuse of our user support tools could cause significant harm to our business and reputation.

In order to provide real-time support to our users, our team members use user support tools developed internally as well as third-party tools to diagnose and correct user security, platform performance, and reliability issues. If our team members were to negligently use or intentionally abuse these tools by interfering with or altering our users’ wallet information, our users could be significantly harmed. Our team members’ misuse of information received through the user support tools, inadvertent or otherwise, could similarly harm our users. Although our corporate policies prohibit team members from asking users to provide their private keys, and we have procedures in place should users unintentionally provide their private keys to us, our team members may negligently or intentionally fail to implement these policies or procedures while providing user support. Any such improper disclosure or removal could significantly and adversely impact our business and reputation. While our tools have been developed only for authorized use by our team members, if a malicious actor were to obtain access to the tools and impersonate our team members, our users’ information could be impacted. Accordingly, any abuse or misuse of our user support tools could significantly harm our business and reputation. If it became necessary to further restrict the availability or use of our user support tools by our team members in response to any abuse or misuse, our ability to deliver high-quality and timely user support could be harmed.

Our international operations expose us to additional risks, and failure to manage those risks could materially and adversely impact our business.

While Exodus does not have physical infrastructure outside of the United States, we do have contractors and a subsidiary outside of the United States and contracts with international third-party API providers. Our international operations and any expansion internationally could subject us to a variety of additional risks and challenges, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having operations in multiple jurisdictions;
•
providing our platform and operating our business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify our platform to ensure that it is culturally appropriate and relevant in different countries;

•	compliance with foreign privacy, data protection, and security laws and regulations, including data localization requirements, and the risks and costs of non-compliance;
•	greater difficulty in enforcing contracts and accounts receivable collection, and longer collection periods;
•
limitations on our ability to market our platform and for our solution to be effective in foreign markets that have different cultural norms and related business practices that de-emphasize the importance of positive user and team member experiences;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;
•	political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world;
•
compliance with laws and regulations for foreign operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limits on our ability to acquire new users in certain foreign markets, and the risks and costs of noncompliance;

•	changes in a specific country’s or region’s political or economic conditions;
•	reduced or uncertain protection for intellectual property rights in some countries;
•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;
•
greater risk of a failure of foreign personnel and third-party API providers to comply with both U.S. and foreign laws, including antitrust regulations, anti-bribery laws, export and import control laws, and any applicable trade regulations ensuring fair trade practices;

•	differing employment practices and labor relations issues.

We have taken appropriate measures to ensure that we are in compliance with foreign laws and regulations, such as the use of geo-blocking technology to prohibit the Exodus Platform and certain of its functionalities and third-party services from being accessed in certain jurisdictions where required by applicable law. Despite these efforts, individuals may try to circumvent these efforts. If our self-custodial wallets or the applications we offer were to be banned in any given country as a result of legal changes or regulatory or legal challenges to the Exodus Platform, we could lose access to users in that country, which could materially and adversely impact our business.

We also contract with international third-party API providers. During 2022, five API providers generated $43.8 million in revenues, representing in the aggregate approximately 86.6% of our total revenue during 2022. Our revenue in 2022 was derived primarily from non-U.S. jurisdictions, with 52.0% attributable to the Asia-Pacific (“APAC”) region, 43.7% attributable to Canada and Latin America (“Other Americas”), 3.9% attributable to Europe, the Middle East, and Africa (“EMEA”), and 0.4% attributable to the United States. If those international third-party API providers were to not pay us according to our agreements, we might experience greater difficulty enforcing the contracts and accounts receivable collection, and longer collections periods. Additionally, it might be difficult to enforce indemnification clauses outside of the United States, the European Union, or Switzerland. Failure to mitigate the risks associated with our international providers could impact our ability to conduct our business as planned.

Our business could be adversely impacted by the decision of foreign governments, internet service providers, or others, to block transmission from IP addresses on which our platform depends in order to enforce certain internet content blocking efforts.

The evolving design of our platform may create challenges for various organizations, including governments, that seek to block certain content based on IP address “blacklists” or other mechanisms. If these challenges become too difficult for those organizations to overcome, they could make the decision to block content in an overbroad manner or block completely websites of providers that integrate with our platform. For example, the Chinese government restricts access to certain Google Cloud services from within the People’s Republic of China, and users of our mobile platform have experienced degraded functionality in China due to these restrictions on our platform’s ability to connect with those services. Some of these blocking efforts would be out of our control once they have been put in place and may limit our ability to provide our platform or third-party applications on a fully global basis, which could reduce demand for our platform among current or potential users that are focused on the impacted regions or could otherwise adversely impact our business, results of operations, and financial condition.

We face intense and increasing competition, which could adversely affect our business, financial condition, and results of operations.

The market for our platform is intensely competitive and characterized by rapid changes in technology, user expectations, industry standards, and frequent introductions of new products and improvements of existing products. Our platform exposes us to competition from competitors including other wallet providers and digital asset exchanges.

We expect competition to increase as other established and emerging companies and start-ups enter the markets for digital assets, particularly with respect to wallets, exchanges and applications designed to support digital assets. If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could weaken, and we could experience a decline in revenue or our growth rate that could materially and adversely affect our business and results of operations.

While we are not an exchange, our potential competitors include exchanges that offer digital asset wallet storage with substantial infrastructure or existing digital asset exchanges that expand their services or technologies, as well as existing wallet providers that enter the application development market or offer more comprehensive solutions or adapt more quickly than us to new technologies and user needs. Additionally, if the number of wallet providers, exchanges or wallet applications increases substantially, it could reduce the demand for our platform and increase competitive pressure on us. These competitive pressures in our markets or our failure to compete effectively may result in few users, reduced revenue and gross margin, increased net losses, and loss of market share.

Our current and potential competitors include a number of different types of companies, including:

•	Exchanges that specialize in digital assets, including Binance US, Coinbase, Gemini, Kraken, and Crypto.com;
•	Digital asset wallets, such as Bitpay Wallet, Coinbase Wallet, Metamask wallet, Phantom and Trust Wallet;
•	Banks, non-depository trust companies and other chartered financial institutions that offer digital asset custody services, including Gemini, Paxos and Prime Trust;
•	Custodial financial applications such as Venmo and Cash App, which may in the future seek to create a self-custodial model; and
•
Exchanges or other FinTech companies with substantial infrastructure and market share that decide to and may be legally able to offer digital assets, such as New York Stock Exchange (“NYSE”), Nasdaq Global Market (“Nasdaq”) and Robinhood.

Many of our existing and potential competitors have or could have substantial competitive advantages including, among others:

•	greater name recognition;
•	longer operating histories and larger user bases;
•	larger sales and marketing budgets and capital resources;
•	broader distribution and established relationships with providers and users;
•	greater customer support resources;
•	greater resources to make acquisitions and enter into strategic relationships;
•	lower labor and software development costs;
•	range of supported digital assets;
•	lower user acquisition costs; and
•	substantially greater financial, technical, and other resources.

In particular, some of our competitors may have substantially broader and more diverse product and services offerings, allowing them to leverage existing commercial relationships, incorporate functionality into existing products, sell products and services with which we compete at zero or negative margins, offer fee waivers and reductions or other economic and non-economic concessions, bundle products, maintain closed technology platforms, or render our platform unable to interoperate with such products. If they were to engage in predatory practices, it could harm our existing platform offerings or prevent us from creating viable products in other segments of the markets in which we participate. If our competitors are able to exploit their advantages or are able to persuade our users or potential users that their products are superior to ours, we may not be able to compete effectively and our business, financial condition, and results of operations may be materially affected.

We rely on our key technical, user support, and management personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.

Our future success is substantially dependent on our ability to attract, retain, and motivate the members of our management team and other key employees throughout our organization, particularly Jon Paul Richardson (co-founder and chief executive officer), Daniel Castagnoli (co-founder and president), James Gernetzke (chief financial officer), Veronica McGregor (chief legal officer), and Matias Olivera (chief technology officer) . We rely on our leadership team in the areas of platform development, operations, user support, and general administrative functions, and on individual contributors on our creative and engineering teams. Several of our developers and designers have been with us since we began developing the Exodus Platform, and their knowledge and understanding of how the platform works and their vision of how it will work in the future make them critical to maintaining and developing our platform. Although we have entered into employment offer letters with our key personnel, these agreements have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our team members. The loss of one or more of our executive officers or key employees could seriously harm our business.

To execute our growth plan, we expect to attract and retain highly qualified personnel. In particular, it is critical for us to attract and retain engineering talent in our fast-growing industry. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring team members with appropriate qualifications. In addition, job candidates and existing team members often consider the value of the equity awards they receive in connection with their employment. Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Any failure to successfully attract, integrate, or retain qualified personnel to fulfill our current or future needs could materially and adversely affect our business, results of operations, and financial operations.

If we are not able to maintain our brand or reputation, our business and results of operations may be adversely affected.

We believe that maintaining our reputation as a leading provider of a self-custodial digital asset wallet with the best user experience, and allowing users to have direct control over their financial assets, is critical to our relationship with our existing users and our ability to attract new users. The successful promotion of our brand will depend on a number of factors, including our record of security, performance, and reliability; our ability to continue to develop high-quality features for and integrate high-quality products on our platform through API agreements; and our ability to successfully differentiate our platform from competitive products and services. Our brand promotion activities may not be successful or yield increased revenue.

Independent industry and financial analysts often provide reviews of our platform, as well as those of our competitors. Perception of our offerings in the marketplace may be significantly influenced by these expert reviews. If reviews of our platform are negative, or less positive than those of our competitors, our brand may be adversely affected. The performance of our third-party API providers may also affect our brand and reputation, particularly if users do not have a positive experience with our API providers. While we have developed the Exodus brand without substantial expenditures on marketing, the further promotion of our brand may require us to make increased expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive. Expenditures intended to maintain and enhance our brand may not be cost-effective or effective at all. If we do not successfully maintain and enhance our brand, we may have reduced pricing power relative to our competitors, we could lose users, or we could fail to attract potential new users or expand offerings of new products to our existing users, all of which could materially and adversely affect our business, results of operations, and financial condition.

If we are not able to effectively develop platform enhancements, introduce new products or keep pace with technological developments that are attractive to our current and prospective users, our business, results of operations and financial condition could be adversely affected.

Our future success will depend on our ability to adapt and innovate. To attract new users and increase revenue from our existing users, we will need to enhance and improve our existing platform and introduce new products, features and functionality. We have continuously released biweekly updates across the Exodus Platform. While our users expect these biweekly updates, future enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, or may contain errors or defects and may have interoperability difficulties with our platform. We have in the past experienced delays in our internally planned release dates of new products, features and functionality, and there can be no assurance that these developments will be released according to schedule. We have also prioritized, and may continue to prioritize, the development of relationships with third-party API providers whose application programs and services we integrate into the Exodus Platform, which we believe will enhance our platform by providing additional use cases for digital assets to our users. However, we may not be able to integrate these programs or services successfully or achieve the expected benefits of such integration. If we are unable to successfully develop, acquire or integrate new products, features and functionality, or to enhance our existing platform to meet the needs of our existing or potential users in a timely and effective manner, our business, results of operations and financial condition could be adversely affected.

In addition, because our platform is designed to operate on a variety of networks, applications, systems and devices, we will need to continually modify and enhance our platform to keep pace with technological advancements in such networks, applications, systems and devices. If we are unable to respond in a timely, user-friendly and cost-effective manner to these rapid technological developments, our platform may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition may be adversely affected.

Our third-party API providers may fail to pay us in accordance with the terms of their agreements, at times necessitating action by us to attempt to compel payment.

We typically enter into API agreements with third-party digital asset exchanges and other digital asset service providers, which provide for the payment of integration fees to us based on agreed-upon metrics. If our third-party API providers fail to pay us in accordance with the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our agreements, including litigation and arbitration costs. Furthermore, some of our third-party API providers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our results of operations, financial condition and cash flow.

Disputes with our users and other third parties could be costly, time-consuming and harm our business and reputation.

Our business requires us to distribute the Exodus Platform in many different jurisdictions, and to enter into agreements with a large number of third-party providers in many different jurisdictions. Our agreements contain a variety of terms, including service levels, data privacy and security obligations, indemnification, dispute resolution procedures and regulatory requirements. Agreement terms may not be standardized across our business and can be subject to differing interpretations and local law requirements, which could result in disputes with our users and other third parties from time to time. If our users or other third parties notify us of a breach of contract or otherwise dispute the terms of our agreements, the dispute resolution process could be expensive and time consuming and result in the diversion of resources that could otherwise be deployed to grow our business. Even if these disputes are resolved in our favor, we may be unable to recoup the expenses and other diverted resources committed to resolving the dispute and, if we receive negative publicity in connection with the dispute, our reputation and brand may be harmed. Furthermore, the ultimate resolution of such disputes may be adverse to our interests and as a result could adversely affect our results of operations and financial condition.

The recent disruption in the digital asset markets may harm our reputation.

To the extent our third-party API providers view our business as linked to the value of our Bitcoin holdings, they may lose confidence in engaging in further business with us and may deem our business to be risky. It may be difficult for us to reach the same business terms with such third-party API providers as we did before.  In addition, additional regulations may subject us to investigation, administrative or regulatory proceedings, and civil or criminal litigations, all of which could harm our reputation and affect our business operation and the value of our Class A common stock. If we have difficulties complying with such additional regulatory and registration requirements, we may have to cease certain or all of our operations. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

We depend and rely upon third parties to operate certain elements of our infrastructure, and interruptions in these technologies may adversely affect our business and results of operations.

We utilize third-party cloud infrastructure services to operate and maintain certain elements of our platform and business. For example, all of our website traffic flows through cloud-based services which provide security to protect against bad traffic, or potential malicious attacks. Some elements of the complex system that hosts our platform are operated by third parties that we do not control and that could require significant time to replace. We expect this dependence on third parties to continue. Interruptions in these providers, our own internal infrastructure, or the third-party systems on which we rely, whether due to system failures, computer viruses, physical or electronic break-ins, natural disasters, or other factors, could affect the security or availability of the Exodus Platform. We have previously experienced service disruptions in the past, such as an outage which prevented our users from accessing the Exchange Aggregator on our platform, being able to log in, or accessing user support through the mobile platform. We cannot assure you that we will not experience interruptions or delays in our service in the future.

Our existing third-party hosting providers have no obligations to renew their agreements with us on commercially reasonable terms or at all, and certain of the agreements governing these relationships may be terminated by either party at any time, with limited notice. If any of our arrangements with third parties are terminated, users could experience difficulty accessing the Exodus Platform, and we could incur additional expenses in arranging alternative cloud services. Further, third-party cloud providers can decide to shut down our accounts for various reasons with limited notice.

Our business could be adversely impacted by changes in internet access for our users or laws specifically governing the internet.

Our platform performance and reliability depend on the quality of our users’ access to the internet. Certain features of our platform require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of user access to our platform, which would negatively impact our business. We could incur greater operating expenses and our user acquisition and retention could be negatively impacted if other network operators:

•	implement usage-based pricing;
•	discount pricing for competitive products;
•	otherwise materially change their pricing rates or schemes;
•	charge us to deliver our traffic at certain levels or at all;
•	throttle traffic based on its source or type;
•	implement bandwidth caps or other usage restrictions; or
•	otherwise try to monetize or control access to their networks.

In addition, there are various laws and regulations that could impede the growth of the internet or online services, and new laws and regulations may be adopted in the future. These laws and regulations could involve interconnection and network management; taxation; tariffs; privacy; licensing; data protection; data security; content; copyrights; distribution; electronic contracts and other communications; consumer protection; and requirements for the characteristics and quality of services, any of which could decrease the demand for, or the usage of, our platform. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. If these changes are implemented, it could have an adverse and negative impact on our business. In addition, we may be banned from providing our platform in certain countries, which would prevent our ability to grow our business in such markets and would also have a detrimental impact on the performance and scope of our platform. These changes or increased costs could materially harm our business, results of operations, and financial condition.

If we are required to reclassify independent contractors as employees, we may incur additional costs and taxes which could adversely affect our business, financial condition, results of operations and prospects.

We use a significant number of independent contractors in our international operations for whom we do not pay or withhold any employment tax based on their location or jurisdiction. Whether an individual is an employee or an independent contractor depends on applicable local law and may be subject to multiple, fact-intensive factors. There can be no assurance that legislative, judicial or regulatory (including tax) authorities will not introduce proposals or assert interpretations of existing rules and regulations that would change, or at least challenge, the classification of our independent contractors. Foreign tax authorities may determine that we have misclassified our independent contractors for employment tax or other purposes and, as a result, seek additional taxes from us or attempt to impose fines and penalties. Additionally, individual independent contractors could initiate legal actions asserting rights of employment in their various jurisdictions, which could include claims for unpaid wages or other benefits that are required by local laws. If we are required to pay employer taxes or pay backup withholding with respect to prior periods and/or any other amounts with respect to or on behalf of our independent contractors, our operating costs will increase, which could adversely impact our business, financial condition, or results of operations. Additionally, if we are the subject of individual legal actions or government investigations related to our independent contractors, the dispute resolution process could be expensive and time consuming and result in the diversion of resources that could otherwise be deployed to grow our business. Even if any such dispute or investigation were to be resolved in our favor, we may be unable to recoup the expenses and other diverted resources committed to resolving the dispute or investigation and, if we receive negative publicity in connection with any such dispute, our reputation and brand may be harmed.

We may in the future be party to intellectual property rights claims and other litigation, governmental and regulatory matters that, could be costly to defend, and if resolved adversely, could have a material impact on our business, results of operations, or financial condition.

We own copyrights, trademarks, and domain names and, from time to time, may be subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. For example, we have trademarked the name “Exodus” in the context of digital money and digital wallets, with the U.S. Patent and Trademark Office and we have ownership of the exodus.com domain name. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims, commercial claims, and other assertions against us grows. In addition, a number of companies in our industry hold a large number of patents and also protect their copyright, trade secret, and other intellectual property rights, and companies in the financial technology industry frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. While we have not been a party to litigation so far, we may, from time to time in the future, become a party to litigation and disputes related to intellectual property, our business practices, and our platform. We may also be subject to governmental and other regulatory investigations from time to time. The costs of supporting litigation and dispute resolution proceedings are considerable, and there can be no assurances that a favorable outcome will be obtained. Disputes, whether or not favorably resolved, may generate negative publicity and damage our reputation. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all, and we may be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative, non-infringing technology or practices could require significant effort and expense. Our business, results of operations, and financial condition could be materially and adversely affected as a result.

Our holdings of digital assets expose us to potential risks, including exchange, security and liquidity risks, which could negatively affect our business, financial condition, and results of operations.

We have invested, and expect to continue to invest, a substantial portion of our cash and cash equivalents into digital assets, such as Bitcoin and Ether, which we record on our balance sheet as indefinite-lived intangible assets. As of December 31, 2022, digital asset holdings, such as Bitcoin and Ether, accounted for approximately 23% of our total assets, and during the year ended December 31, 2022, we derived primarily all of our revenue in the form of digital assets, primarily Bitcoin. Any change in the U.S. dollar value of digital assets such as Bitcoin will affect our consolidated financial statements when our operating results are translated into U.S. dollars for reporting purposes. In addition, volatility of Bitcoin and other digital assets may affect our business by increasing or decreasing the value of the funds available to us. This means that our operating results could be subject to swings based upon increases or decreases in the value of Bitcoin. The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our results of operations, as the prices of digital assets have historically been subject to dramatic fluctuations. The decline in the U.S. dollar value of Bitcoin and other digital assets during 2022 has adversely affected, and any further decline in the future may continue to adversely affect, our financial position, results of operations, and cash flows. Further, because we do not currently hedge our investment in Bitcoin and do not intend to for the foreseeable future, we are directly exposed to Bitcoin’s price volatility and surrounding risks.

The market price of Bitcoin has historically and recently been volatile. The market price of Bitcoin is impacted by a variety of factors (including those discussed herein), and is determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. As further described herein, the digital asset industry has been negatively impacted by recent events. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of Bitcoin, or our Class A common stock price, inflating and making their market prices more volatile or creating “bubble” type risks for both Bitcoin and shares of our Class A common stock. Further, volatility in digital asset pricing could lead to other impacts such as increased risks of legal proceedings or governmental scrutiny of us and our affiliates, users, suppliers, and partners, either in the United States or in other jurisdictions. Continued fluctuations and volatility in the digital asset industry could adversely affect an investment in our Class A common stock.

Most of our expenses, like team member salaries, are denominated in U.S. dollars and paid using Bitcoin. While the dollar impact of these expenses on our financial condition and results of operations is not affected by fluctuations in Bitcoin value, we are subject to translational risk because we may be required to pay a larger amount of Bitcoin to satisfy these expenses if the dollar value of Bitcoin decreases. Certain of our other liabilities, expenses and costs must be paid in U.S. dollars, and we may be required to convert digital assets to U.S. dollars in order to satisfy those liabilities, expenses and costs. The U.S. dollar value of any given digital asset can fluctuate significantly and may be characterized by volatility. There can be no assurance that we will be able to exchange our digital assets for U.S. dollars on a timely basis, if at all, or for a fair price. If the value of our cryptocurrency declines, or if we experience difficulties converting our digital assets to U.S. dollars, we may not have sufficient liquid assets to satisfy our liabilities, expenses and costs as they become due, which may negatively affect our business operations and financial condition. We are exposed to transaction costs and exchange risks because we occasionally convert a portion of our Bitcoin holdings into U.S. dollars, with a general target of ensuring that half of our total cash holdings are held in Bitcoin and the other half in U.S. dollars, and there can be no assurances that our efforts to maintain an adequate balance of U.S. dollar holdings will be successful.

Additionally, digital assets generally are not subject to the protections typically enjoyed by more conventional types of financial assets, such as FDIC or Securities Investor Protection Corporation insurance. If our digital assets are lost, stolen or destroyed, we may not have adequate sources of recovery and, even if we can identify a third party responsible for such loss, theft or destruction, such third party may not have the financial resources sufficient to make us whole again. In addition, we do not have insurance that covers our Bitcoin in the event of loss or fraud. As a result, we may suffer a loss with respect to our Bitcoin, and we may not be able to recover any of our carried value in these Bitcoin if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business and results of operations may suffer, which may have a material negative impact on the price of our Class A common stock.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in digital asset-related activities.

A number of companies that engage in Bitcoin and/or other digital asset-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. To the extent that such events may happen to us, they could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other digital assets we acquire or hold for our own account.

Our business is subject to the risks of catastrophic events.

A significant natural disaster, such as an earthquake, fire, power outage, flood or other catastrophic event, or interruptions by strikes, terrorism or other man-made problems, or interruptions due to public health crises or pandemics, such as the ongoing COVID-19 pandemic, or other unforeseen significant interruptions could have a material adverse effect on our business, operating results and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services. In addition, acts of strikes, terrorism and other geo-political unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

We do not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to provide our services. Any significant interruptions to our business caused by, among other things, natural catastrophic events such as earthquakes, fires, power outages or floods, man-made problems such as strikes, terrorism or war, public health crises such as pandemics, acts of God, and other unforeseen activities or events that cause such interruptions could have a material adverse effect on the operations and development of the Exodus Platform or operations and development of applications that run on the Exodus Platform.

Certain of our market opportunity estimates, growth forecasts, marketing data related to user use of our platform, and key metrics included in this Form 1-K could prove to be difficult to predict or inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this Form 1-K relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this Form 1-K, our business could fail to grow at similar rates, if at all. We also rely on assumptions and estimates to calculate certain of our key metrics and we regularly review and may adjust our processes for calculating our key metrics to improve their accuracy. Our key metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. Additionally, we rely on certain data streams for information related to downloads of the Exodus Platform, website visits, and active users, as well as other statistics related to user use of the platform. These data streams are unaudited, and while we believe they are an accurate representation of the use of our platform, they could be inaccurate. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be harmed.

We rely on search engine placement to attract a meaningful portion of our users. If we are not able to generate traffic to our website through search engines, or increase the profile of the Exodus Platform through social media engagement, our ability to attract new users may be impaired.

Many of our users locate our website through internet search engines. The prominence of our website in response to internet searches is a critical factor in the attractiveness of the Exodus Platform, and our digital marketing efforts, such as search engine optimization, are intended to improve our search result rankings and draw additional traffic to our website. Visits to our website could decline significantly if we are listed less prominently or fail to appear in search results for any reason, including ineffective implementation of our digital marketing strategies or any change by a search engine to its ranking algorithms or advertising policies.

Visits to our website could also decline if our accounts on YouTube or other social media platforms are shut down or restricted. We work across these social networks to increase brand awareness of our company, and to promote user acquisition. Any interruption of our use of social media platforms could result in reduced traffic to our website and diminished interest in the Exodus Platform, which could adversely affect our business and operating results.

Some of our technology incorporates or utilizes software released under the terms of “open source” licenses, which could subject us to possible litigation and be used by other companies to compete against us.

Aspects of the Exodus Platform and our applications include or utilize software released under the terms of open source licenses, including the MIT License, Internet Systems Consortium License, Apache License, Mozilla Public License and GNU Lesser General Public License. We could be subject to suits by parties claiming ownership of what we believe to be open source software, noncompliance with open source licensing terms, or that our use of such software infringes a third party’s intellectual property rights. Some open source software licenses require users who distribute or make available open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code (which could include our proprietary modifications and/or platform code into which such open source software has been integrated) on terms allowing further modification and redistribution and at no or nominal cost. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and these licenses could be construed in a way that could impose other unanticipated conditions or restrictions on our ability to commercialize the Exodus Platform. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose source code that we have decided to maintain as proprietary or that would otherwise breach the terms or fail to meet the conditions of an open source license or third-party contract, such use could inadvertently occur and we may as a result be subject to claims for breach of contract, infringement of intellectual property rights, or indemnification. Such inadvertent use could also require us to release our proprietary source code, pay damages, royalties, or license fees or other amounts, seek new licenses from third parties, re-engineer our platform or applications, discontinue sales or distribution of software in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from the operation of our business, maintenance of our platform or our development efforts, any of which could adversely affect our business.

We anticipate voluntarily making available some of our software under open source licenses in the future, which could be used by other companies to compete against us.

A person or company could establish software, technology and networks based on the open source software we use and the software we publicly release under open source licenses, and it is possible such products would be substantially similar to and competitive with the Exodus Platform. If this were to happen, it is possible the value of the Exodus Platform could decline. Many of the risks associated with the usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business.

The Exodus Platform is free to download and use, and while this is an important part of our business strategy, we may not be able to realize all of the expected benefits of this strategy. The costs and other detriments associated with this strategy could outweigh the benefits we receive from offering the Exodus Platform for free.

We have always offered the Exodus Platform as a free download to users. We believe that this approach is valuable for maintaining and growing our user base, and because users are more likely to engage with monetized features once they develop an interest in our platform, this is an important part of our overall business strategy. However, to the extent that we do not achieve the expected benefits of this strategy, our business may be adversely affected by making the Exodus Platform available for free. For example, users may misuse or publicly criticize our platform, violate our terms of service or applicable laws while using the Exodus Platform, or require substantial attention from our user support teams, while never using any of the monetized features of the Exodus Platform.

If we fail to integrate the Exodus Platform with operating systems, platforms, and hardware that are developed by others, the Exodus Platform may become less marketable, less competitive or obsolete and our business and results of operations would be harmed.

Our platform must integrate with a variety of operating systems, platforms, and hardware, and we need to continuously modify and enhance the Exodus Platform to adapt to changes in hardware, software and networking technologies. The Exodus Platform is available for download on macOS, Microsoft Windows and Linux desktop devices, and on iOS and Android mobile devices. The availability of the Exodus Platform and its various functionalities is therefore subject to standard policies and terms of service of these third-party platforms, which can affect the promotion, distribution, and operation generally of the Exodus Platform. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to our platform and its functionalities, and those changes and interpretations may be unfavorable. For example, both the Apple iTunes App Store and the Google Play Store have imposed specific restrictions on the types and functionalities of digital asset-related apps available on those platforms. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, or restrict how users can access the platform, which would similarly be unfavorable.

We have previously identified a material weakness in our internal control over financial reporting and, if the remediation of the material weakness is not effective, or if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the price of our common stock.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. We previously identified a material weakness in our internal control over financial reporting specific to our accounting for previously issued derivative instruments and was remediated during 2022. We currently have no derivative instruments and have no plans to issue derivative instruments in the future. In the unexpected event that we enter into or issue derivative instruments, we would expect to engage outside experts to consult on such complex, non-routine derivative transactions if we do have not such expertise available in house. The Company previously identified material weaknesses in its internal control over financial reporting with respect to the quantity of its resources. Management is committed to remediating its material weaknesses as promptly as possible and is in the process of implementing its remediation plan.  We intend to hire accounting personnel and an additional SOX readiness resource as well as implement processes and controls to better identify and manage segregation of duties intended to remediate the identified control activities material weaknesses.  However, we cannot provide any assurances that the measures that we have taken will be sufficient to prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires our management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, the valuation of digital assets, and software development costs. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our Class A common stock.

Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, or changes to existing standards, and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published consolidated financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial condition, and profit and loss, or cause an adverse deviation from our revenue and operating profit and loss targets, which may negatively impact our results of operations.

We may make acquisitions, investments in other companies, partnerships, alliances or other strategic transactions that could be material to our business, results of operations, financial condition and prospects. Such strategic transactions could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value, and adversely affect our results of operations, financial condition, and prospects.

We believe that our long-term growth depends in part on our ability to develop and monetize additional aspects of our platform, which we may pursue through acquisitions, investments in other companies, partnerships, alliances or other strategic transactions.

Our ability as an organization to successfully acquire technologies or businesses is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. Even if we do complete an acquisition, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users, developers, or investors. In addition, we may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. If we fail to successfully integrate our acquisitions, or the people or technologies associated with those acquisitions, into our company, the results of operations of the combined company could be adversely affected. Any integration process will require significant time and resources, require significant attention from management, and disrupt the ordinary functioning of our business, and we may not be able to manage the process successfully, which could adversely affect our business, results of operations, and financial condition. In addition, we may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges.

We may also enter into relationships with other businesses, which could involve joint ventures, collaboration agreements, investments in other companies, or alliances. Negotiating these transactions can be time-consuming, difficult, and costly, and our ability to close these transactions may be subject to third-party approvals, such as government regulatory approvals, which are beyond our control. Consequently, we cannot assure you that these transactions, once undertaken and announced, will close or will lead to commercial benefit for us.

In connection with the foregoing strategic transactions, we may:

•	issue additional equity securities that would dilute our stockholders;
•	use cash that we may need in the future to operate our business;
•	incur debt on terms unfavorable to us or that we are unable to repay;
•	incur large charges or substantial liabilities;
•	encounter difficulties integrating diverse business cultures; and
•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

These challenges related to acquisitions or other strategic transactions could adversely affect our business, results of operations, financial condition, and prospects.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We calculate our Monthly Active Users (“MAUs”) using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring MAUs. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy, and we may have technical bugs or errors in our measurement processes. Our measure of MAUs may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If our partners or investors do not perceive our metrics to be accurate, or if we discover material inaccuracies in our metrics, our reputation may be harmed and our partners, may be less willing to engage with the Exodus Platform, which could negatively affect our business and operating results. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer accurate or appropriate measures of our performance. If investors, analysts or customers do not believe our reported measures, such as MAUs, are sufficient or accurately reflect our business, we may receive negative publicity and our operating results may be adversely impacted.

Risks Related to the Common Stock Tokens and Trading on an ATS

Our Class A common stock exists solely as book-entry shares within the records of the Securitize LLC, a Delaware limited liability company (“Transfer Agent”). Shares of our Class A common stock do not have traditional share certificates. Each share of our Class A common stock is represented by a digital token (“Common Stock Token”) that can be viewed through the Exodus Platform. Common Stock Tokens are not shares of common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. The ownership and transfer of shares of our Class A common stock are recorded in book-entry form by the Transfer Agent and, recorded by the Transfer Agent on a blockchain network approved by our Transfer Agent, which is an open-source, public, distributed ledger that is secured using cryptography, using the Common Stock Tokens. Common Stock Tokens are created, held and maintained by the Transfer Agent, and not by Exodus. Our Class A common stock and Common Stock Tokens are subject to the following risks.

We intend to apply for the listing of our Class A common stock on a national securities exchange; however, we cannot provide any assurance that we will be successful in making our Class A common stock available to trade on a national securities exchange or, even if we do, that holders of our Class A common stock will be able to sell their shares or do so at a certain price.

We intend to apply for the listing of our Class A common stock on a national securities exchange regulated by the SEC. Our efforts to do so, however, may not be successful, and there can be no assurance that our Class A common stock will become available for trading on a national securities exchange in the near term or at all.

In addition, our Common Stock Tokens are not currently supported by a national securities exchange. Our Transfer Agent will continue to support our Common Stock Tokens and has the ability to support shareholders who want to transfer Common Stock Tokens to shares tradable on a national securities exchange. However, this process is likely to be manual and time consuming  and may result in the inability of shareholders to trade or otherwise utilize their shares during this process.

Further, even if we are successful in listing our Class A common stock on a national securities exchange, the national securities exchange on which shares of our Class A common stock are made available to trade may only provide limited liquidity for purchasers and sellers of our shares. There is no guarantee that purchasers or holders of Class A common stock will be able to sell those shares or do so at any particular price.

Our Class A common stock is currently available to trade on ATSs; however, the ATSs may experience limited volume and liquidity.

In order to maintain the system of Class A common stock represented by Common Stock Tokens, our Class A common stock is issued and available for purchase through our Transfer Agent and can be traded through tZERO ATS, LLC (“tZERO”), the regulated alternative trading system and FINRA member broker-dealer subsidiary of tZERO Technologies, LLC, a leader in blockchain innovation and liquidity for digital assets, and Securitize Markets, LLC, a registered broker-dealer and member of FINRA and subsidiary of Securities (“Securitize Markets”).  Both the Transfer Agent and tZERO have the capability to support trades in our Class A common stock and transfers of our Common Stock Tokens. However, the Common Stock Tokens may not be supported by all ATSs that may trade our Class A common stock. Holders of shares of our Class A common stock may transfer such shares through the book-entry transfer facilities of the Transfer Agent even if there is no means by which to separately transfer the Common Stock Tokens. Any ATS on which shares of our Class A common stock are made available to trade may only provide limited liquidity for purchasers and sellers of our shares. Only subscribers who fulfill the Transfer Agent’s and such ATS’s requirements that enable the subscriber to create an account with the Transfer Agent and ATS may buy and sell our Class A common stock. In addition, because our Class A common stock is distinct from other securities that trade on a national market system (“ NMS”), any ATS on which our Class A common stock may trade may experience limited trading volume due to a relatively small number of shares trading on the ATS. It is also likely that any ATS on which our shares are made available to trade will not have market makers, specialists or other institutions that stand ready to buy and sell our shares. Instead, it is likely that a seller will be able to sell shares only if there is a willing buyer interacting with the ATS at the same time the seller is, and only if that buyer wants to buy at the price and in the amount indicated by the seller. The same is true, in reverse, for a potential buyer. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity, and consequently our Class A common stock may be less liquid than traditional common stock that is not represented by Common Stock Tokens.

Although our Class A common stock may be sold in peer-to-peer transactions and the Common Stock Tokens transferred in accordance with such sale, the availability of counterparties to such transactions is limited to other shareholders or other eligible purchasers who have submitted to the Transfer Agent’s anti-money laundering (“AML”) and know your customer (“KYC”) procedures and have been whitelisted by the Transfer Agent. In addition, a current shareholder who wishes to transfer Common Stock Tokens must know the blockchain account address and/or identity of an approved potential counter party in order to engage in peer-to-peer transactions; neither we nor our Transfer Agent will publish such information. There may be relatively few investors to whom our Class A common stock and Common Stock Tokens can be transferred in a peer-to-peer transaction, and there may not be a mechanism to readily identify other holders interested in selling our Class A common stock or persons interested in purchasing our Class A common stock. Consequently, there may be limited to no liquidity in our Class A common stock. As a result, shareholders may not be able to sell their Class A common stock represented by Common Stock Tokens on a timely basis or at all.

Public data related to holders of our Common Stock Tokens and transaction history involving the Common Stock Tokens will be viewable on the blockchain network we choose to use for the Common Stock Tokens. As the Common Stock Token represents shares of our Class A common stock, the ability to view the transaction history will serve as an ability to view reasonably accurate data regarding the holders of our Class A common stock and transactions in our Class A common stock. The information may not be fully accurate, however, as the official record of transactions in our Class A common stock is kept by the Transfer Agent using its book entry methods. Ownership and transfer of Common Stock Tokens held in an Exodus wallet is validated through the use of cryptography, in other words, by computers using algorithms to solve complex mathematical equations that prove a shareholder controls the account containing our Common Stock Tokens and wants a transaction to be sent. Authentication ensures that only the owner of shares of our Class A common stock can transfer the Common Stock Tokens in an account. There may be a limited number of eligible investors available to participate in such transactions.

Although records of peer-to-peer transactions in Common Stock Tokens will be viewable on the blockchain network, record and beneficial ownership of our Class A common stock is reflected on the book-entry records of the Transfer Agent. The Transfer Agent is regulated by the SEC and the Transfer Agent’s records constitute the official shareholder records of our Class A common stock and govern the record ownership of our Class A common stock in all circumstances.

The record of ownership of each Exodus wallet is available to the general public and it may be possible for members of the public to determine the identity of the record holders of the accounts. Although the record of ownership included in the relevant blockchain is a non-controlling “courtesy copy” of the records maintained by the Transfer Agent, it is publicly available. The publicly available information will include the digital account address of each holder of record transacting in our Common Stock Tokens and the entire history of each Exodus wallet, but it will not include any names or similar identifiers. As a result, it may be possible for members of the public to determine the identity of the record holders of certain Exodus wallets based on the publicly available information in the blockchain copy, as well as other publicly available information, including, but not limited to, any ownership reports required to be filed with the SEC regarding the ownership of our Class A common stock or Common Stock Tokens. To the extent that the Transfer Agent’s records and the duplicative records on the blockchain get out of synchronization, there could be a delay while the Transfer Agent corrects any such errors, and such errors may cause investors confusion with respect to their record holdings of our Class A common stock and Common Stock Tokens. This could adversely affect the liquidity of our Class A common stock.

If we are successful listing our shares with a national securities exchange, our shares will cease trading on the ATSs.

ATSs currently are not able to support trading for share classes that are currently traded on a national securities exchange.  As such, we intend to delist from the ATSs where our shares currently trade in advance of any national securities exchange listing.  This will allow for our shareholders currently utilizing those services to transfer their shares to a format compatible with the national securities exchange.  During this transition period, there may be no active trading venue for our shares.

The trading ledger showing trades in our Common Stock Tokens is publicly available, which may give rise to privacy concerns.

The distributed ledger used to record transfers of our Common Stock Tokens is available to the public and stores the complete trading history from the issuance of the Common Stock Tokens. The Common Stock Tokens are represented by ledger balances and secured by cryptographic key pairs and only the public-key-derived account address is exposed to the public on the distributed ledger. The personal identity information necessary to associate a public key representing a given block of Common Stock Tokens with the owner of our Class A common stock is maintained by the Transfer Agent in a proprietary ledger system that is not exposed to the public. As such, robust and transparent trading data, other than stockholder identity, with respect to our Common Stock Tokens is publicly available. This may make it more difficult for stockholders to execute certain trading strategies using their Common Stock Tokens. If there are security breaches with respect to the proprietary ledger resulting in theft of the information necessary to link personal identity with public keys, the stolen information could be used to determine the affected stockholder’s complete trading history in our Common Stock Tokens and, to the extent that data is an accurate reflection of transactions in our Class A common stock, the affected stockholder’s complete trading history in our Class A common stock. Moreover, concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of our Class A common stock.

The private cryptographic keys representing our Common Stock Tokens could be stolen.

Our Common Stock Tokens are represented by ledger balances and secured by cryptographic key pairs. The associated private key is necessary to effect the transfer of a given block of our Common Stock Tokens and, as such, is meant to be kept private. The general public, however, is not yet accustomed to using secure cryptographic methods and managing private keys. To make the system more user-friendly, at least initially, any ATS trading our Class A common stock through the mechanism of transferring Common Stock Tokens, as well as any broker-dealers participating on that ATS is expected to hold the private keys on behalf of security holders. This will enable security holders to manage their stockholder account with a simple login and password, similar to traditional online brokerage accounts. As such, this system may be as vulnerable to cyber theft as a traditional online brokerage account would be. If the repository is hacked and private keys are stolen, the thief could transfer affected Common Stock Tokens to its own account thereby obtaining control over shares of our Class A common stock, which the thief could then sell. Each broker-dealer with access to an ATS trading our Class A common stock is expected to know its users that have accounts set up for trading our Common Stock Tokens, but there can be no assurance that such theft would be detected in time to hold the culprit accountable. The risk of theft of private keys is heightened so long as a centralized repository holds the private keys on behalf of security holders, as the thief is able to target a single security system for breach of multiple accounts.

The number of securities traded on ATSs that support the use of our Common Stock Tokens may be very small, making the market price more easily manipulated.

Our Class A common stock is currently traded on tZERO and Securitize Markets, both ATSs that supports the use of our Common Stock Tokens. While such ATSs may have adopted policies and procedures to limit manipulations of the trading price of our Class A common stock contrary to applicable law, and while the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater for our Class A common stock because an ATS is a closed system that does not have the same breadth of market and liquidity as an NMS. There can be no assurance that the efforts of any ATS or any broker-dealers will be sufficient to prevent such market manipulation. For example, there can be no assurance that a security holder will not be able to manipulate the stock price by opening multiple accounts and trading among those accounts.

The payment mechanics for securities represented digitally are novel and untested.

Our Class A common stock is currently traded on tZERO and Securitize Markets, both ATSs that support the use of our Common Stock Tokens. While such ATS may have adopted payment mechanics that match the speed and irrevocability associated with immediate or nearly immediate transfers of digital assets on a blockchain, such payment mechanics are novel and relatively untested. To the extent any ATS and applicable broker-dealer net capital regulations would permit broker-dealers to issue cash balances on the distributed ledger in amounts that exceed actual cash held by such broker-dealer in its user accounts, there could be systemic risk to the system associated with payment defaults.

An ATS is not a stock exchange and has no listing requirements for issuers or for the securities traded.

There are no minimum price or other listing requirements for trading securities on an ATS as there are for trading securities on the NYSE, Nasdaq or other NMS trading platforms. As a result, trades of our Class A common stock on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities or that otherwise correspond to the prices of such securities on a national securities exchange.

We rely on a Transfer Agent to maintain the books and records regarding ownership of our Class A common stock.

Ownership of our Class A common stock is based upon the books and records of the Transfer Agent. Our agreement with the Transfer Agent can be terminated by either party before the expiration of the agreement with the Transfer Agent or any renewal thereof. If the Transfer Agent chooses to exercise its termination rights or otherwise ceases to operate as a transfer agent, we would seek to engage a successor transfer agent. We are unlikely to assume the role of transfer agent in such a situation, and no assurance can be given that we would be able to find a successor transfer agent. If we are unable to find a successor transfer agent, the trading market for our Class A common stock would be adversely affected and it may be difficult or impossible for us to take any actions in regard to our Class A common stock such as: pay dividends or liquidation preference or provide voting rights to the correct holders of record of our Class A common stock. Additionally, in the event that we choose to change to a different transfer agent, or if our Transfer Agent chooses to update the system that supports our Common Stock Tokens, including potentially transferring the Common Stock Tokens to a new blockchain, clerical or record errors could occur.

Transactions involving our Class A common stock may not be properly reflected on the blockchain.

A significant feature of our Class A common stock is that, while the records as maintained by our Transfer Agent reflect record ownership of our Class A common stock, for all record holders on the Transfer Agent’s official and controlling records there is a “courtesy copy” of certain ownership records on the blockchain used by the Common Stock Tokens. Following the Transfer Agent’s approval of any change in record ownership, the security position information relevant to a record holder’s digital account address on the blockchain is updated consistent with changes to the Transfer Agent’s official books and records. To the extent that the Transfer Agent’s records and the “courtesy copy” get out of sync, there could be a delay while the Transfer Agent corrects any such inconsistencies, and such inconsistencies may cause investors confusion with respect to their record holdings of our Class A common stock, which could adversely affect the liquidity for, and market value of, our Class A common stock.

The distributed ledger technology used by the Transfer Agent is novel with respect to our Class A common stock and Common Stock Tokens and has been subject to limited testing and usage.

Our Class A common stock is traded on a novel system used by our Transfer Agent specifically for trading securities represented by digital tokens and has been subject to only limited testing and usage. This novel trading system is subject to all the usual risks associated with the fact it has received only limited testing and usage, including:

•
a rapidly-evolving regulatory landscape focused on digital tokens and, potentially, on the technology underlying distributed ledgers, which might include security, privacy or other regulatory concerns that could require the Transfer Agent to implement changes to its trading system for securities represented by digital tokens that could disrupt trading in our Class A common stock, or could shut down the Transfer Agent;

•
the possibility of undiscovered technical flaws, including in the process by which system participants come to agreement on the state of the distributed ledger and the ownership of our Common Stock Tokens recorded on the ledger;

•
the possibility that cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, which could allow an attacker to alter the distributed ledger and the ownership of Common Stock Tokens recorded on the ledger, resulting in a corresponding loss of the holder’s Class A common stock represented by the Common Stock Tokens;

•	the possibility of breakdowns and trading halts as a result of undiscovered flaws in the Transfer Agent that could prevent trades for a period of time;
•	the possibility that changes to policies of the ledger limit the ability to withdraw and deposit fiat currency;
•	the possibility that new technologies or services inhibit access to the blockchain network used by the Common Stock Tokens;

•	the possibility that the Transfer Agent does not competently manage transfers, potentially disrupting transfers of Common Stock Tokens;
•
the possibility that other participants in the ledger could collude to manipulate the share price or limit liquidity in our Class A common stock which could restrict your ability to divest your holdings of our Class A common stock; and

•	the possibility that an investor’s private key is lost or stolen and Exodus is unable to verify the loss or theft could result in irreversible client losses.

Technology on which the Transfer Agent and any ATS may rely for their operations may not function properly.

The technology on which the Transfer Agent and any ATS relies, including any communications between such ATS and the Transfer Agent, may not function properly because of internal problems, including a failure relating to API integrations, or as a result of cyber-attacks or external security breaches. Any such malfunction may adversely affect the ability of holders with a brokerage account at an ATS-executing broker-dealer to execute trades of our Class A common stock on such ATS, or the ability of our Transfer Agent to transfer our Class A common stock. Moreover, since trading in our Class A common stock has been limited, any ATS order matching system may not function properly in cases of increased trading volume. If the technology used by the Transfer Agent or any ATS we may use does not work as anticipated, trading of our Class A common stock could be limited or even suspended.

The potential application of U.S. laws regarding virtual currencies and money transmission to the Transfer Agent’s or any ATS’s use of a blockchain network is unclear.

The non-controlling blockchain-based “courtesy copy” of record ownership uses technology that relies on and uses a blockchain network. Although the Transfer Agent or any ATS we may use maintain certain licenses in connection with virtual currency applications, none of these parties are licensed under the virtual currency or money transmission regulations of any state in the United States or registered with the U.S. Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”). If any regulatory authority were to assert that additional licensing or registration was required by the Transfer Agent or any ATS, it could affect the operations or viability of the Transfer Agent or any ATS, and could adversely affect the availability of trading venues for our Class A common stock. This in turn would have a material adverse effect on the liquidity of our Class A common stock and the holders’ ability to trade such securities.

Risks Related to Ownership of Our Common Stock

There is no guarantee that our Class A common stock will hold its value or increase in value, and you may lose the amount of your investment in our Class A common stock in whole or in part.

Any investment in our Class A common stock is highly speculative, and any return on an investment in our Class A common stock is contingent upon numerous circumstances, many of which (including legal and regulatory conditions) are beyond our control. There is no assurance that purchasers will realize any return on their investments or that their entire investment will not be lost. For this reason, each purchaser should carefully read this Form 1-K and should consult with his or her own attorney, financial and tax advisors prior to making any investment decision with respect to our Class A common stock. Investors should only make an investment in our Class A common stock if they are prepared to lose the entirety of their investment.

The market prices and trading volume of our shares of Class A common stock may experience rapid and substantial price volatility which could cause purchasers of our Class A common stock to incur substantial losses.

Recently, the market prices and trading volume of shares of common stock of other small publicly traded with a limited number of shares available to purchasers, have experienced rapid and substantial price volatility unrelated to the financial performance of those companies. Similarly, following the listing on a national securities exchange, shares of our Class A common stock may experience similar rapid and substantial price volatility unrelated to our financial performance, which could cause purchasers of our Class A common stock to incur substantial losses, which may be unpredictable and not bear any relationship to our business and financial performance. Extreme fluctuations in the market price of our Class A common stock may occur in response to strong and atypical retail investor interest, including on social media and online forums, the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our Class A common stock and any related hedging and other trading factors.
Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our Class A common stock or result in fluctuations in the price or trading volume of our common stock, including:
•	actual or anticipated variations in our annual or quarterly results of operations, including our earnings estimates and whether we meet market expectations with regard to our earnings;
•	our inability to pay dividends or other distributions;
•	publication of research reports by analysts or others about us or digital assets including the NFT industry which may be unfavorable, inaccurate, inconsistent or not disseminated on a regular basis;
•	changes in market valuations of similar companies;
•	market reaction to any additional equity, debt or other securities that we may issue in the future, and which may or may not dilute the holdings of our existing stockholders;
•	additions or departures of key personnel;
•	actions by institutional or significant stockholders;
•	short interest in our stock and the market response to such short interest;
•	the participation of our stockholders in social media platforms targeted at speculative investing;
•	speculation in the press or investment community about our company or industry; strategic actions by us or our competitors, such as acquisitions or other investments;
•	legislative, administrative, regulatory or other actions affecting our business, our industry, including positions taken by the Internal Revenue Service (“IRS”);
•	investigations, proceedings, or litigation that involve or affect us;
•	the occurrence of any of the other risk factors included in this Form 1-K; and
•	general market and economic conditions.

If there is extreme market volatility and trading patterns in our Class A common stock, it may create several risks for investors, including the following:
•	the market price of our Class A common stock may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;
•
if our future market capitalization reflects trading dynamics unrelated to our financial performance or prospects, purchasers of our Class A common stock could incur substantial losses as prices decline once the level of market volatility has abated;

•	if the future market price of our Class A common stock declines, purchasers may be unable to resell their shares at or above the price at which they were acquired.

We cannot assure you that the market of our Class A common stock will not fluctuate or decline significantly in the future, in which case you could incur substantial losses. Further, we may incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our shares of Class A common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in our business.

An active trading market for our Class A common stock may not be sustained.

We intend to apply for the listing of our Class A common stock on a national securities exchange. Our efforts to do so, however, may not be successful, and there can be no assurance that our Class A common stock will become available for trading on a national securities exchange in the near term or at all. Currently, our Class A common stock is available for trading on several ATSs, including Securitize Markets. We cannot assure you that an active trading market for our Class A common stock on an ATS or elsewhere exists or will be sustained.

An absence of market makers to develop a trading market in our Class A common stock may contribute to a lack of liquidity in our Class A common stock.

Most securities that are publicly traded in the United States have one or more broker-dealers acting as “market makers” for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. If there are few or no market makers for our Class A common stock this may contribute to a lack of liquidity in our Class A common stock and could have a material adverse effect on holders’ ability to trade our Class A common stock.

We offered shares of our Class A common stock that are digitally represented by a Common Stock Token that was created and supported by the Transfer Agent. The Common Stock Tokens are not common stock, and we may decide to change our Transfer Agent to a new entity that does not support the Common Stock Token or discontinue the Common Stock Token, and either of these decisions could have a negative impact on the price of our Class A common stock.

Our Class A common stock exists solely as book-entry shares within the records of the Transfer Agent. Shares of our Class A common stock do not have traditional share certificates. Each share of our Class A common stock is represented by a digital Common Stock Token that can be viewed through the Exodus Platform. Common Stock Tokens are not shares of common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. This digital representation of the number of shares purchased and held (the “digital stock record”) is a representation of how many shares of Class A common stock are owned by an individual, and a holder can reasonably expect that the digital stock record is correct, but the digital stock records are not the actual shares. Should we choose to discontinue the usage of Common Stock Tokens and revert to traditional or other methods of share certification, this decision will have no effect on the ability of holders of our Class A common stock to trade their Class A common stock on an ATS, or through other means. The ownership and transfer of shares of our Class A common stock is recorded in book-entry form by the Transfer Agent and, is also recorded by the Transfer Agent on a blockchain network approved by our Transfer Agent using the Common Stock Tokens. Although records of peer-to-peer transfers of Common Stock Tokens are viewable on a blockchain network, record and beneficial ownership of our Class A common stock is reflected on the book-entry records of the Transfer Agent. The Transfer Agent is regulated by the SEC and the Transfer Agent’s records constitute the official shareholder records for our Class A common stock and govern the record ownership of our Class A common stock in all circumstances.

Common Stock Tokens are “Securitize DS Protocol” digital tokens that are transferrable between approved accounts in peer-to-peer transactions on a blockchain network approved by the Transfer Agent. Common Stock Tokens are created, held, distributed, maintained and deleted by the Transfer Agent, and not by Exodus. The Transfer Agent uses the Securitize DS Standard (which can interface with various blockchain networks’ programming standards) to program any relevant compliance-related transfer restrictions that would traditionally have been printed on a paper stock certificate onto “smart contracts” (computer programs written to the relevant blockchain), which allows the smart contract to impose the relevant conditions on the transfer of the Common Stock Tokens. One example of such coding is a restriction on to whom Common Stock Tokens may be transferred. Common Stock Tokens cannot be created or deleted by any entity other than the Transfer Agent.

We retain the right to select and change our transfer agent. We may choose to change our transfer agent, and if we were to do so, our current Transfer Agent would directly provide all stockholder data to the new transfer agent. As we do not retain any of our stockholders’ personal information in their capacity as stockholders, we are not able to directly transfer this information. It is possible that if we chose to change our transfer agent, there may be unforeseen complications in the process of changing our transfer agent. This could result in, among other issues, the loss of shareholder data, a delay in the recording of shareholder activities in regard to their shares or a loss or deletion of all Common Stock Tokens. In addition, it is possible that we might choose to change our Transfer Agent to a transfer agent that does not support the Common Stock Tokens. This might result in the full replacement of Common Stock Tokens with another form of digital token, or it may result in the elimination of all forms of digital representations of our Class A common stock.

We also retain the right to list our Class A common stock on different trading platforms, which may or may not support our Common Stock Tokens. Should we choose to list on a different trading platform, our current Transfer Agent would directly provide all stockholder data to the relevant transfer agent for the new platform. If the new platform did not support our Common Stock Tokens or other forms of digital representations of our Class A common stock, we may no longer be able to maintain a digital representation of our Class A common stock.

We currently do not intend, but may choose in the future, to discontinue the Common Stock Token and instead use traditional stock certificates or other forms of certification for our Class A common stock. Should we choose to make this change, any Common Stock Tokens held in a stockholder’s Exodus wallet would no longer represent the number of common shares held by such stockholder. In addition, any transition to traditional certificated or other form of the representation of our Class A common stock may make our Class A common stock less appealing to our stockholders and potential purchasers, and as a result, the demand for our Class A common stock may decline, which may result in a decrease in the price of our Class A common stock.

Any negative effect of the items discussed above could result in a material adverse effect on the price of our Class A common stock.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We may be subject to ongoing reporting requirements.

Subsequent to the filing of a Form 10 and the effectiveness thereof within 60 days, we would be subject to the reporting requirements of the Exchange Act and Securities Act. We expect that the requirements of these rules and regulations would continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders ability to obtain a favorable judicial forum for disputes with us or our directors, officers or team members.

Our amended and restated bylaws provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the General Corporation Law of the State of Delaware (“DGCL”), our amended and restated certificate of incorporation or amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to claims as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or claims for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision does not preclude the filing of claims brought to enforce any liability or duty created by the Exchange Act or Securities Act of 1933 (the “Securities Act”) or the rules and regulations thereunder in federal court. In addition, our amended and restated bylaws provide that the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The enforceability of similar exclusive federal forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and while the Delaware Supreme Court has ruled that this type of exclusive federal forum provision is facially valid under Delaware law, there is uncertainty as to whether other courts would enforce such provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other team members, which may discourage such lawsuits against us and our directors, officers and other team members. Alternatively, if a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, and results of operations.

Future sales of our Class A common stock could cause our stock price to fall.

Our stock price could decline as a result of sales of a large number of shares of our Class A common stock or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity or equity-linked securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2022, we had 3,543,791 shares of our Class A common stock, 21,798,414 shares of our Class B common stock and options to purchase an aggregate of 2,190,979 shares of our Class B common stock outstanding. All of the shares of Class A common stock are freely tradable without restriction or further registration under the Securities Act, except for shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock and shares issuable upon the conversion or exercise of outstanding securities will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including the exemption provided by Rule 144 under the Securities Act. Future sales of our common stock may also be subject to applicable state securities or “blue sky” laws.

As of December 31, 2022, 1,823,486 shares of our Class A common stock, amounting to 51.5% of our Class A common stock, were owned by Alameda Research Ventures LLC (“Alameda”), an entity that filed for bankruptcy in November 2022.  Alameda may sell its shares to third parties or to the Company, may distribute its shares to creditors, or may continue to hold its shares.  The sale of such shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock.  The purchase of such shares by the Company may require significant amounts of cash that we may need in the future to operate our business.

In addition, in the future, we may issue additional shares of Class A common stock or other equity or debt securities convertible into Class A common stock in connection with a financing, acquisition, commercial relationship, litigation settlement, team member arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

The dual class structure of our common stock has the effect of concentrating voting control with certain stockholders, including our executive officers, team members and directors and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our authorized common stock is divided into two series, denominated as “Class A common stock” and “Class B common stock.” Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our amended and restated certificate of incorporation.

The stockholders holding shares of Class B common stock collectively beneficially own shares representing approximately 98% of the voting power of our outstanding capital stock. Jon Paul Richardson and Daniel Castagnoli, each an executive officer and director of the Company, control approximately 85% of the voting power of our outstanding capital stock. Because of our dual class structure, we anticipate that, for the foreseeable future, these individuals will continue to be able to control all matters submitted to our stockholders for approval, including the election and removal of directors.

These holders of Class B common stock may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. All shares of Class B common stock will convert automatically into shares of Class A common stock upon the date on which the Class B common stock ceases to represent at least 10% of the total voting power of our outstanding common stock. The conversion of shares of Class B common stock into shares of Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term, which may include our executive officers and directors and their affiliates.

Anti-takeover provisions in our charter documents could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and adversely affect our stock price.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or related policies. These provisions:

•	eliminate the ability of our stockholders to call special meetings of our stockholders;
•	establish advance notice procedures for stockholders seeking to bring business before our meetings of stockholders or to nominate candidates for election as directors at our meetings of stockholders;
•	do not provide for cumulative voting;

•
authorize the issuance up to 5,000,000 per Article IV of the COI: https://www.sec.gov/Archives/edgar/data/1821534/000114036121006439/nt10013846x8_ex2-1.htm of “blank check” preferred stock by our board of directors without further action by the stockholders;

•	reflect the dual class structure for our common stock; and
•	restrict the forum for certain litigation against us to certain federal or Delaware state courts.

In addition, our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that become effective only after the date on which the Class B common stock ceases to represent at least 50% of the total voting power of our outstanding capital stock (the “Class B Threshold Date”). These provisions may also have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•	establish a board of directors classified into three classes of directors;
•	require cause to remove a director;
•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;
•	provide that our amended and restated bylaws may be amended by a simple majority vote of our board of directors;
•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws that is in effect that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law, which could negatively affect your investment.

We elected in our amended and restated certificate of incorporation to not be subject to the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s voting stock. Our decision not to be subject to Section 203 will allow, for example, our founders, Jon Paul Richardson and Daniel Castagnoli, who together held an aggregate of approximately 85% of the voting power of our Class A and Class B common stock as of December 31, 2022. This may make us more vulnerable to takeovers that are completed without the approval of our board of directors and/or without giving us the ability to prohibit or delay such takeovers as effectively.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because companies in emerging industries have experienced significant stock price volatility in recent years, especially due to the recent disruptions in the digital asset markets. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts do not publish research or reports about our Class A common stock or publish negative reports or recommendations about our Class A common stock, this may adversely impact the price and liquidity of our Class A common stock.

The trading market for our Class A common stock may depend, to some extent, on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not have any control over these analysts. If one or more of the analysts who may in the future cover us downgrade our Class A common stock or change their opinion of our Class A common stock, the price of our securities would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price and trading volume of our Class A common stock to decline.

We offered our Class A common stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Class A common stock less attractive to purchasers as compared to a traditional public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements, which may make our Class A common stock less attractive to purchasers as compared to a traditional public offering which would have relatively enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regard to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduce the attractiveness of our Class A common stock, we may be unable to raise the necessary funds to develop and grow the Exodus Platform, which could severely affect the value of our Class A common stock.

Holders of our Class A common stock are responsible for ensuring that they comply with federal and state securities regulations in regard to making any secondary sales.

Holders of shares of our Class A common stock are responsible for ensuring that any secondary sale of our Class A common stock is performed in accordance with applicable federal and state securities regulations. Our Class A common stock may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state “blue sky laws” or other jurisdictions’ securities laws. Purchasers of our Class A common stock who attempt to sell or transfer our Class A common stock on the secondary market may be deemed to be distributors or brokers under federal or state securities laws, and should ensure compliance with such laws when engaging in secondary sales or transfers.

The Company is currently a “controlled company” within the meaning of the rules of the national securities exchanges and, as a result, qualifies for, and could rely on, exemptions from certain corporate governance requirements.

Our directors and officers currently have beneficial ownership of a majority of the total voting power. As a result, we would be considered a “controlled company” within the meaning of the corporate governance standards of the national securities exchanges. Currently, under the rules of the national securities exchanges, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may be exempt from certain stock exchange corporate governance requirements, which, generally, include the following:

•	the requirement that a majority of the board consist of independent directors;
•	the requirement that the company’s nominating and corporate governance committee consists entirely of independent directors; and
•	the requirement that the company’s compensation committee consists entirely of independent directors.

If we were to elect to be exempt from some or all of these corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of a national securities exchange.

Risks Related to Regulation

The regulatory regime governing blockchain technologies, digital assets, tokens and token offerings such as the Exodus Platform and the Common Stock Tokens is uncertain, and new regulations or policies may materially adversely affect the development and utilization of the Exodus Platform.

Regulation of tokens, token offerings, digital assets, blockchain technologies, and digital asset exchanges currently is undeveloped and likely to rapidly evolve. The regulatory landscape varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Exodus Platform. Failure by us or certain users of the Exodus Platform to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have taken an interest in, and in some cases begun to regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state’s statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the SEC, and the Commodity Futures Trading Commission (“CFTC”), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, we and the Exodus Platform may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Exodus Platform. Any such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to our development and growth and the development and utilization of the Exodus Platform.

New laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, are required in order for robust trading platforms and exchanges for securities that are represented by digital tokens like our Common Stock Tokens to trade among retail investors. The recent spate of digital asset company bankruptcies could hasten the development of new laws and regulations of the digital asset industry. This will affect the liquidity of our Class A common stock, the ability to access marketplaces or exchanges on which to trade the Common Stock Tokens, and the structure, rights and transferability of the Common Stock Tokens.

In addition, non-governmental parties may bring private legal actions against us or our affiliates, either individually or as a class, which may result in curtailment of, or inability to operate, the Exodus Platform as intended, or judgments, settlements, fines or penalties against us or our affiliates.

To the extent licenses or other authorizations are required in one or more jurisdictions in which we operate or will operate, there is no guarantee that we will be granted such licenses or authorizations. We may need to change our business model to comply with these licensing and/or registration requirements (or any other legal or regulatory requirements) in order to avoid violating applicable laws or regulations or because of the cost of such compliance. Uncertainty in how the legal and regulatory environment will develop could negatively impact our development and growth and the development and utilization of the Exodus Platform.

We operate an interface that allows our users to connect to exchanges on which the users can trade digital assets, and we receive compensation from these exchanges. Certain digital assets traded using access provided by our platform or other programs including staking, could be viewed as “securities” for purposes of state or federal regulations, and regulators might determine that the payments we receive from the exchanges would cause us to be in violation of federal and state securities laws, which would negatively affect our business, financial condition and results of operation.

Offerings of securities in the United States are required under the Securities Act to either register with the SEC or to rely on an exemption from federal registration. Offerings of securities in the United States may also be required to register with applicable state regulators as required by state law. Should an offering of securities in the United States occur and the issuer of the securities has not registered the offering and has not performed the offering in reliance on an exemption from federal registration, under the laws of the United States such a security offering would be deemed illegal. Under the Securities Act, the definition of “security” is very broad and includes the concept of an “investment contract.” An investment contract is any financial transaction that fits within the “Howey test,” a four-factor test based on an analysis of the nature of the transaction and relevant caselaw. Certain digital assets could fall into the Howey definition of a security.

Our primary source of revenue is the operation of an interface, known as the Exchange Aggregator, that connects our users to third-party exchanges on which our users can trade one digital asset for another digital asset. We do not engage in any trading of digital asset on our platform; however, we receive compensation from the third-party exchanges that have connected to our Exchange Aggregator. We charge our third-party providers a monthly subscription fee for exchanges made by U.S. persons trading tokens. For exchanges made by non-U.S. persons, we charge our third-party providers a percentage of assets exchanged.  Our activities with respect to any crypto assets that are deemed securities could trigger the need for broker registration. If we were required to register as a broker-dealer and comply with applicable regulations,  these developments could have a negative effect on our business, financial condition and results of operations.

Recently, the SEC filed a complaint against Genesis Global Capital, LLC (“Genesis”) and Gemini Trust Company (“Gemini”) for the unregistered offer and sale of securities to retail investors through the digital asset lending platform, Gemini Earn. Additionally, the SEC settled charges against Nexo Capital Inc. (“Nexo”) for failing to register the offer and sale of its retail digital asset lending product. The SEC also settled charges against Payward Ventures, Inc. and Payward Trading Ltd., both commonly known as Kraken (“Kraken”), for their failure to register the offer and sale of their digital asset staking-as-a-service program, whereby investors transfer digital assets to Kraken for staking on a pooled basis in exchange for advertised annual investment returns. A number of third-party exchanges offer staking and lending programs that are similar to the staking services and lending programs that were the subject of these recent actions. Although the Exodus Platform may allow users to use these types of services, they are always provided by third-party exchanges through the Exodus Platform. Users do not transfer the assets used in these programs to their Exodus wallet; instead, the user interacts directly with the third-party exchange.  Exodus has no control over user assets and cannot “pool” assets or provide these services directly on the Exodus Platform in any way.  Similarly, all rewards or returns received through these programs are determined by the relevant blockchain protocol or program sponsor rather than by Exodus.  The amount of user assets to stake or lend is also solely determined by the user. Since the user is participating in the blockchain staking or lending process, they may be deprived of the use of their assets as determined by the blockchain protocol of the asset they are staking or the program sponsor. We charge the third-party provider of staking services a monthly subscription fee. To the extent third-party exchanges, services, or applications accessible through our product offer similar staking or lending programs, such third-party exchanges or the providers of the relevant services or applications, may need to halt or restructure their programs or their entire platforms, which may result in an interruption of their operations and cause the third-party exchanges to be unable to provide their services. Since providing access to the lending and staking programs accessible through our platform are lines of business for the Exodus Platform, any halt in operations of those programs would have an adverse effect on our business, financial condition and results of operations.

In addition, if the staking or lending programs provided through third-party applications are deemed to be securities offerings, we could be deemed a “statutory underwriter” under Section 2(a)(11) of the Securities Act. Section 2(a)(11) of the Securities Act provides that an “underwriter” is “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates, or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” A statutory underwriter is subject to the prospectus delivery and liability provisions of the Securities Act and may be deemed to be conducting broker-dealer like activities that could in certain circumstances subject us to additional regulatory obligations. If we were subject to additional regulatory obligations, those regulatory obligations could have a material adverse effect on our business, financial condition, and results of operations.

While the termination or suspension of any one third-party exchange is unlikely to materially impact the performance of the Exchange Aggregator or our results of operations, multiple terminations or suspensions with multiple exchanges in a short period of time could impair the functionality of the Exchange Aggregator, resulting in user dissatisfaction and lost revenue.

Any of these developments could have a negative effect on our business, financial condition and results of operations.

We do not believe we have an obligation to register as a transfer agent under the Exchange Act, but a regulator may disagree.

It is possible that we could be viewed as a “transfer agent” for purposes of federal or state law. Under the Exchange Act, a transfer agent is a person who engages, with respect to securities registered under Section 12 of the Exchange Act, in (a) countersigning issued securities, (b) monitoring issued securities, with the goal of preventing unauthorized issuances, (c) registering transfers of issued securities, (d) exchanging or converting issued securities, or (e) transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Transfer agents are typically required to register with the SEC under the Exchange Act.

Because our platform allows our users to connect through APIs to exchanges that permit the transfer of digital assets, it is possible that if any digital assets traded through the connected exchanges were deemed to be securities, our activity as a platform connecting users to those exchanges could result in the SEC or another regulator determining that we have acted as a transfer agent. We believe that the provision of a platform that provides a connection to an exchange through an API does not result in the entity providing the platform being deemed to be a transfer agent; however, it is possible that the SEC or another regulator could disagree with our position. If that were the case, we could be forced to register as a transfer agent and comply with applicable law, which could lead to us experiencing significant costs and could force us to change or cease our operations. Any of these developments could have a negative effect on our business, financial condition and results of operations.

We do not believe we have an obligation to register with the SEC as a clearing agency, though the SEC may disagree.

It is possible that the SEC could determine that we are a clearing agency for purposes of federal law. Under the Exchange Act, a clearing agency is any person who (a) acts as an intermediary in making payments or deliveries, or both, in connection with transactions in securities; (b) provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities; (c) acts as a custodian of securities in connection with a system for the central handling of securities whereby all securities of a particular class or series of any issuer deposited within the system are treated as fungible and may be transferred, loaned, or pledged by bookkeeping entry without physical delivery of securities certificates; or (d) otherwise permits or facilitates the settlement of securities transactions or the hypothecation or lending of securities without physical delivery of securities certificates. A clearing agency does not include any person solely by reason of performing a transfer agent function, specifically transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Clearing agencies are generally required to register with the SEC and comply with applicable regulation.

Because we provide a platform that supports transfers in digital assets through API connections to exchanges that permit the transfer of digital assets, it is possible that we could be viewed as engaging in these types of activities. We have taken the position that we are not a clearing agency under the Exchange Act because the provision of a digital platform is not the type of activity described in the definition of a clearing agency. It is possible that the SEC or another regulatory agency could disagree with our position. If so, we could be forced to register as a clearing agency and comply with applicable law, which could lead to significant costs and could force us to change or cease our operations. Any of these developments could have a negative effect on our business, financial condition and results of operations.

We do not believe we have an obligation to register the platform as an exchange or ATS, though a regulator may disagree.

It is possible that the SEC or another regulator could determine that we are an exchange or an ATS and require us to register and comply with applicable law. Entities that are engaged as “exchanges” or “ATSs” with respect to securities are subject to federal registration and significant regulatory oversight by the SEC and Financial Industry Regulatory Authority (“FINRA”). Exchanges and ATSs are generally networks that constitute, maintain, or provide a marketplace or facilities for bringing together the orders of multiple purchasers and multiple sellers of securities. A system “brings together” orders if it displays trading interests entered on the system to users (e.g., through consolidated quote screens) or receives orders for processing and execution. This does not include systems that have only one seller for each security (e.g., the issuer), even if there are multiple buyers.

Because we provide a platform that allows users to access digital asset exchanges through APIs, it is possible that we could be viewed as engaged in activities that would cause us to be deemed an exchange or ATS. We do not believe that the provision of a platform that provides connection to an exchange through an API constitutes the type of activity that is undertaken by an exchange. However, it is possible that the SEC or another regulator could disagree with our position. If so, we could be forced to register as an exchange or ATS and comply with applicable law, which could lead to significant costs and could force us to change or cease our operations.
Additionally, the exchanges we partner with could be found by the SEC to be illegally operating as unregistered exchanges or ATSs and could require them to shut down. Any of these developments could have a negative effect on our business, financial condition and results of operations.

We are subject to export control, import, and sanctions laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.

Our business activities are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations (“EAR”) and various economic and trade sanctions administered by OFAC. The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities, and also require authorization for the export of certain encryption items. For example, following Russia’s invasion of Ukraine, the United States and other countries imposed certain economic sanctions and severe export control restrictions against Russia and Belarus as well as certain Russian nationals which has heightened our compliance obligations and may require us, in many cases, to terminate users in those countries. These sanctions and restrictions have continued to increase as the conflict has further escalated, and the United States and other countries could impose wider sanctions and export restrictions and take other actions in the future.  In addition, various countries regulate the import of certain software and technology, including through import permitting and licensing requirements and have enacted or could enact laws that could limit our ability to distribute our software in those countries. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.  As a U.S.-based company, we comply with U.S. sanctions laws, which at the current time do not prohibit us from making our service available in Russia. However, our European-based user support engineers do not provide technical support for Russian/Belarusian users. If we were to fail to comply with the applicable import or export control laws, economic sanctions, or other applicable laws, we could be subject to penalties which could be material to our business, operating results, and prospects and could also harm our reputation.

Although we take precautions to prevent our software and services from being accessed or provided in violation of such laws, we may have previously allowed our software to be downloaded by individuals or entities potentially located in countries or territories subject to U.S. trade embargoes, in violation of U.S. sanctions laws.

On or around December 7, 2018, we received an administrative subpoena issued by OFAC seeking information regarding potential transactions with individuals in Iran.  Additionally, on or around March 5, 2021, we received a second administrative subpoena issued by OFAC seeking information regarding potential transactions with certain North Korean cyber actors.

After learning of these potential violations, we conducted a comprehensive review that covered all countries and territories subject to U.S. trade embargoes administered by OFAC, took remedial action designed to prevent similar activity from occurring in the future, and submitted a voluntary self-disclosure regarding the apparent violations to OFAC. If we are found to be in violation of U.S. economic sanctions laws, it could result in fines and penalties. We may also be adversely affected through reputational harm. Further, the controls we have implemented may not be fully effective and there is no guarantee that we will not inadvertently provide software or services to sanctioned parties in the future. The voluntary self-disclosure is currently under review by OFAC. For more information, see “Business—Legal and Regulatory Proceedings—OFAC Administrative Subpoena.”

In addition, changes in our software, or future changes in export and import regulations may prevent our international users from accessing our software. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our software by existing or potential international users. Any decreased use of our software or limitation on our ability to export our software would likely adversely affect our business, results of operations, and financial results.

We are not registered as a money transmitter or money services business, and our business may be adversely affected if we are required to do so.

It is possible that we could be found to be a money services business at the federal level, and/or a “money transmitter” at the state level. Under the Bank Secrecy Act of 1970 (“BSA”), and BSA implementing regulations adopted by FinCEN, all money services businesses (“MSBs”) are required to (i) register with the U.S. Department of the Treasury through FinCEN; (ii) establish an anti-money laundering (“AML”) program; and (iii) meet other recordkeeping and reporting requirements. MSBs include, among other businesses, a person providing “money transmission services,” which includes the “acceptance of currency, funds, or other value that substitutes for currency from one person and the transmission of currency, funds, or other value that substitutes for currency to another location or person by any means.” Because of the breadth of this definition, FinCEN regulations state that whether a person is a “money transmitter” is ultimately a “facts and circumstances” determination. Failure to register, when required, may result in penalties, suspension of business, and other harm to the business.

In addition to obligations at the federal level, virtually every U.S. state (and the District of Columbia) requires entities providing money transmission services to be licensed by the appropriate state agency responsible for the supervision of financial institutions. State laws regulating money transmission are not uniform, but generally define “money transmission” to include the receiving of money or monetary value for transmission or the transmitting of money or monetary value to a location within or outside the United States by any means. Failure to obtain state licenses, where required, may result in penalties, suspension of business, and other harm to the business.

FinCEN’s guidance regarding the application of the BSA to activities involving digital assets is evolving, as is guidance from state regulators, and it is unclear whether our activities in regard to digital assets could trigger a federal MSB registration requirement or state licensing requirement. However, we believe that we do not meet the definition of a money transmitter because Exodus does not exercise “total independent control” over the value in our users’ wallets. Exodus does not accept or transmit virtual currency on behalf of any user or otherwise act as an intermediary for exchange of currencies by taking possession of such digital assets. FinCEN has provided guidance indicating that without having “total independent control” over the value in users’ wallets, and where the value is the property of the owner and is stored in a wallet, such a business may fall outside the ambit of MSB registration requirements. For the same reasons, we believe we are outside the scope of state licensing requirements.

However, if we were deemed to be an MSB, at the federal level, and/or a “money transmitter” at the state level, we could be subject to significant additional regulation, which could affect our business and operations.

Our activities with respect to any crypto assets that are deemed securities could trigger the need for broker registration.

It is possible that our activities with respect to digital assets would cause us to be viewed as a “broker” or “dealer” under federal or state law. Under the Exchange Act, a “broker” is a person engaged in the business of effecting transactions in securities for the account of others. Our activities with respect to any crypto assets that are deemed securities could trigger the need for broker registration. If we were required to register as a broker-dealer and comply with applicable regulations, these developments could have a negative effect on our business, financial condition and results of operations.

We plan to launch a user referral program. The user referral program will allow for payments to users who generate new users. Payments to the referring user will be based on the volume of transactions undertaken by the new user referred by the referring user based on jurisdiction. For U.S. based referral payments, the digital assets that generate such payments are digital assets, such as Bitcoin,  that we have determined are not securities.  Accordingly, we believe that the structure of our referral program does not require us to register as a broker-dealer.  However, there is no guarantee that regulatory agencies will agree with our position.

If we were deemed to be a broker-dealer, we would likely experience difficulty in complying with the broker-dealer financial responsibility rules.

If we were deemed to be a broker-dealer, we would have to comply with a number of regulatory requirements, including compliance with regulations that govern broker-dealer financial responsibility, such as Exchange Act Rule 15c3-3(b), which relates to establishing and maintaining physical possession or control of a user’s digital asset securities. It is likely that we would experience significant challenges in attempting to comply with these regulations, and may not be able to achieve such compliance. Due to the nature of digital asset securities, if we were deemed to be a broker-dealer, it would likely be difficult for us to comply with the requirements to obtain and maintain physical possession or control of all fully paid or excess securities carried for the account of users. In addition, obtaining an exemption from such custody rules would likely also result in significant costs to us, in regard to both financial and management resources, and we may not be able to obtain such an exemption. For example, in the ATS Role in the Settlement of Digital Asset Security Trades, SEC Staff No-Action Letter (Sep. 25, 2020), the SEC Staff described an acceptable process for regulated non-custodial ATS exchanges, but such process would be costly to implement and operate. It is likely that we would not be able to implement and operate such a process. Should we be deemed to be a broker-dealer, and should we not be able to either obtain an exemption from or implement acceptable processes for compliance with the broker-dealer financial responsibility rules, we would be deemed to not be in compliance with the appropriate broker-dealer regulations. Such non-compliance would likely have a materially adverse effect on our business and financial operations.

We may be subject to a variety of foreign laws and regulations, and our failure to comply with such laws and regulations, or expenses we incur related to compliance, could negatively affect our business and operations.

We may be subject to a variety of foreign laws and regulations that involve matters central to our business. These could include, for example, regulations related to user privacy such as the General Data Protection Regulation (“GDPR”), blockchain technology, potential broker-dealer or exchange activities, data protection, and intellectual property, among others. Our Swiss subsidiary, Proper Trust AG, is subject to Swiss corporate and privacy laws and regulations, and is regulated by the Swiss State Secretariat for Economic Affairs, which is similar to OFAC (see above, “—We are subject to export control, import, and sanctions laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.”). In certain cases, foreign laws may be more restrictive than those in the United States. Although we believe we are operating in compliance with the laws of jurisdictions in which Exodus exists, foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. As a result, digital assets and blockchain technologies such as those we are involved in face an uncertain regulatory landscape in many foreign jurisdictions, including but not limited to the European Union, China and Russia. Other foreign jurisdictions may also, in the near future, adopt laws, regulations or directives that affect our business.

We have adopted policies and procedures designed to comply with the laws that apply to us as we understand them. However, the growth of our business and its expansion outside of the United States may increase the potential of violating foreign laws or our own internal policies and procedures. The risk of our Company being found in violation of applicable laws and regulations is further increased by the fact that many of them are open to a variety of interpretations given the absence of formal interpretation by regulatory authorities or the courts. This risk may also be increased by the fact that our business crosses jurisdictional lines, and we may not always be in control of all activities that occur on the Exodus Platform.

Any action brought against us by a foreign regulator or in a private action based on foreign law could cause us to incur significant legal expenses and divert our management’s attention from the operation of the business. If our operations are found to be in violation of any laws and regulations, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease operations. Any of these consequences could seriously harm our business and financial results. In addition, existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Any applicable foreign laws, regulations or directives may also conflict with those of the United States. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the adoption and value of the tokens and our operations.

Events in 2022 have increased the likelihood that federal and state legislatures and regulatory agencies will enact laws and regulations to regulate digital assets and digital asset intermediaries, such as digital asset exchanges and custodians.

The collapse of TerraUSD and Luna and the bankruptcy filings of FTX (together with more than 130 of its affiliates), Celsius, Voyager and BlockFi have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on digital asset exchanges, platforms, and custodians. Federal and state legislatures and regulatory agencies are expected to introduce and enact new laws and regulations to regulate digital asset intermediaries, such as digital asset exchanges and custodians. The U.S. regulatory regime — namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the CFTC, FinCEN, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Federal Bureau of Investigation) as well as the White House have issued reports and releases concerning digital assets, including Bitcoin, and digital asset markets. However, the extent and content of any forthcoming laws and regulations are not yet ascertainable with certainty, and it may not be ascertainable in the near future. It is possible that new laws and increased regulation and regulatory scrutiny may require us to comply with certain regulatory regimes, which could result in new costs for our business. We may have to devote increased time and attention to regulatory matters, which could increase costs. New laws, regulations and regulatory actions could significantly restrict or eliminate the market for, or uses of, digital assets including Bitcoin, which could have a negative effect on the value of Bitcoin, which in turn would have a negative effect on our revenue.

It may be illegal now, or in the future, to mine, acquire, own, hold, sell or use Bitcoin or other digital assets, participate in blockchains or utilize similar digital assets in one or more countries, the ruling of which could adversely affect us.

Although currently digital assets generally are not regulated or are lightly regulated in most countries, several countries, such as China, India, Russia, and the United States may continue taking regulatory actions in the future that could severely restrict the right to mine, acquire, own, hold, sell or use these digital assets or to exchange for local currency. For example, in China and Russia (India is currently proposing new legislation), it is illegal to accept payment in Bitcoin and other digital assets for consumer transactions and banking institutions are barred from accepting deposits of digital assets. In addition, in March 2021, the governmental authorities for the Chinese province of Inner Mongolia banned Bitcoin mining in the province due to the industry’s intense electrical power demands and its negative environmental impacts. If other countries, including the U.S., implement similar restrictions, such restrictions may adversely affect us. For example, in New York State, a moratorium on certain Bitcoin mining operations that run on carbon-based power sources was signed into law on November 22, 2022. Such circumstances could have a material adverse effect on our business, prospects or operations.

The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our Bitcoin for which no person is liable.

At this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen digital assets; though law enforcement agencies like the FBI have recovered stolen Bitcoin, that recovery has required significant amounts of time. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects or operations of and potentially the value of any Bitcoin we acquire or hold for our own account.

Other Risks
The loss or destruction of private keys required to access any digital assets held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Digital assets are generally controllable only by the possessor of the unique private key relating to the wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to our hot wallet or cold storage containing digital assets held for our own account is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, wallets used to store our digital assets could adversely affect our ability to access or sell our digital assets, and subject us to significant financial losses. As such, any loss of private keys due to a hack, team member or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our platform and adversely affect our business.

We are subject to laws and regulations relating to privacy, data protection, and data security. These laws and regulations are evolving, may impose inconsistent or conflicting standards among jurisdictions, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, in the European Union, the GDPR imposes stringent obligations relating to privacy, data protection, and data security, and authorizes fines up to 4% of global annual revenue or €20 million, whichever is greater, for some types of violations. In the United Kingdom, a Data Protection Act that substantially implements the GDPR also became law in May 2018, and was further amended in 2019 to align it more closely with the GDPR. Further, on January 1, 2020, the California Consumer Privacy Act (“CCPA”) went into effect. The CCPA, among other things, requires covered companies to provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action that may increase related litigation. Moreover, a new privacy law, the California Privacy Rights Act (“CPRA”), recently was promulgated. The CPRA significantly modifies the CCPA, requiring us to incur additional costs and expenses in an effort to comply. Other states, including Colorado, Utah, Connecticut, and Virginia, have enacted laws similar to the CCPA, and these and other proposed and enacted laws and regulations may require us to incur additional costs and expenses, and to modify our policies and practices, in efforts to comply. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost or complexity of operating our platform or providing services.

In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate compliance with such standards. We cannot control the conduct of our users using an Exodus wallet, who may engage in businesses that make them subject to privacy and data protection laws, and as a result there can be no guarantee that users of the platform will not engage in misconduct. We also expect that there will continue to be new proposed laws, regulations and standards relating to privacy and data protection in various jurisdictions, and we cannot determine the impact such future laws, regulations and standards, or new or differing interpretations or patterns of enforcement of laws, regulations and standards, may have on our business.

Aspects of the GDPR, CCPA, and other laws, regulations, standards, and other obligations relating to privacy, data protection, and data security remain uncertain, and complying with these laws, regulations, and obligations, as well as new laws, amendments to or re-interpretations of existing laws and regulations, industry standards, and contractual and other obligations, may require us to undertake additional obligations and incur additional costs, modify our data handling practices, and restrict our business operations. It also is possible that these laws, standards, contractual obligations, and other obligations may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with our data management practices, our privacy, data protection, or data security policies or procedures, the Exodus Platform or our services. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to modify the Exodus Platform or services, or make changes to our business activities and practices, which could adversely affect a user’s Exodus wallet, our platform, and our business as a whole. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new offerings and features, and to make use of data, could be limited.

Any violations, or perceived violations, of laws, regulations, or contractual or other obligations relating to privacy, data protection, or data security could subject us to fines, penalties, and regulatory investigations and other actions, as well as to civil actions by affected parties. Any such actual or perceived violations could result in negative publicity and harm to our or our third-party API providers’ reputations, as well as adversely affect our ability to expand our platform and its functionality and any associated services, which could have a material adverse effect on our operations and financial condition. Additionally, privacy, data protection, and data security concerns, whether valid or not valid, may inhibit market adoption of Exodus wallets and use of our platform, particularly in certain industries and foreign countries.

We may be unable to raise additional capital needed to grow our business.

While we may need to raise additional capital to expand our operations, pursue our growth strategies and to respond to competitive pressures or working capital requirements, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. The global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including diminished credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Such macroeconomic conditions could also make it more difficult for us to incur additional debt or obtain equity financing. Further, the digital asset industry has been negatively impacted by recent event such as the bankruptcies of Core Scientific, Celsius Network, Voyager Digital Ltd., Three Arrows Capital and FTX. In response to these events, the digital asset markets, including the market for Bitcoin specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset markets and in bitcoin. In light of conditions impacting our industry, it may be more difficult for us to obtain equity or debt financing in the future.

If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our Class A common stock could decline. Furthermore, if we engage in additional debt financing, the holders of debt likely would have priority over the holders of our Class A common stock on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, take other actions including accepting terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

Changes in our effective tax rate or tax liability may adversely affect our operating results.

Our effective tax rate could increase due to several factors, including:

•	changes in the treatment of digital assets under tax laws;
•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate due to differing statutory tax rates in various jurisdictions;
•
changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Cuts and Jobs Act (“Tax Act”), the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), and the Inflation Reduction Act (“IRA”);

•
changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and
•	imitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our operating results.

We may become subject to tax examinations of our tax returns by the IRS, and other domestic and foreign tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations and financial condition.

We may become subject to audit by the IRS and other tax authorities in various domestic and foreign jurisdictions. As a result, we may in the future receive assessments in multiple jurisdictions on various tax-related assertions. Taxing authorities also may challenge our tax positions and methodologies on various matters, including on the digital assets that we hold and use to pay team members and expenses in the future. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies or calculation of our tax liabilities are accurate or that the outcomes of future tax examinations will not have an adverse effect on our results of operations and financial condition.

We may have exposure to greater than anticipated income tax liabilities and may be affected by changes in tax laws, which could adversely impact our results of operations and financial condition.

We operate in a number of tax jurisdictions globally, including in the United States at the federal, state, and local levels, and in certain other countries, and plan to continue to expand the scale of our operations in the future. Accordingly, we are subject to income taxes in the United States and certain jurisdictions outside of the United States. While we did not incur significant income taxes in certain fiscal years, we have incurred significant income taxes in other years and may in the future face significant tax liabilities. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of deferred tax assets and liabilities, and our ability to utilize them, the applicability of withholding taxes, and effects from acquisitions.

Our tax provision could also be impacted by changes in accounting principles, changes in U.S. federal, state, or international tax laws applicable to corporate multinationals such as the recent legislation enacted in the United States and Switzerland, other fundamental law changes currently being considered by many countries, and changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions. For example, on December 22, 2017, tax reform legislation referred to as the Tax Act was enacted in the United States. The Tax Act significantly revises U.S. federal income tax law, including lowering the corporate income tax rate to 21%, requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries, implementing a modified territorial tax system, requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations, and creating a base erosion anti-abuse tax. We have reflected the impact of the Tax Act in our financial statements in accordance with our understanding of the Tax Act and guidance available as of the date of this Form 1-K. The primary effect of the Tax Act on our consolidated financial results was a reduction of our effective tax rate due to the vast majority of our revenue coming from foreign sources. This revenue is favorably impacted by the foreign-derived intangible income deduction. Many consequences of the Tax Act, including whether and how state, local, and foreign jurisdictions will react to such changes, are not entirely clear at this time and the U.S. Department of the Treasury has broad authority to issue regulations and interpretive guidance that may significantly impact how the Tax Act will apply to us. Any of the foregoing changes could have an adverse impact on our results of operations, cash flows, and financial condition.

Our international operations require us to exercise judgment in determining the applicability of tax laws, which may subject us to potentially adverse tax consequences.

We generally conduct our international operations through subsidiaries and are subject to income taxes and potentially other non-income-based taxes, such as payroll, value-added, goods and services and other local taxes. Our domestic and international tax liabilities are subject to various jurisdictional rules regarding the calculation of taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

The nature of our business requires the application of complex accounting rules, and any significant changes in current rules could affect our consolidated financial statements and results of operations.

The accounting rules and regulations that we must comply with are complex and are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. There has been limited precedent set for the financial accounting of digital assets and related revenue recognition provided by the FASB or the SEC. Recent actions and public comments from the FASB and SEC have focused on the integrity of financial reporting and internal controls over financial reporting. In addition, many companies’ accounting policies and practices are subject to heightened scrutiny by regulators and the public. A change in these principles or interpretations could have a significant effect on our reported results of operations and may even affect the reporting of transactions completed before the announcement or effectiveness of a change or require us to restate our financial statements. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our results of operations.

Our business could be affected by various geo-political risks.

In addition, the Company’s business is subject to the risks of catastrophic events, including acts of war or terrorism, strikes or other external events. Any such events or any other geo-political unrest could cause disruptions in the Company’s business and lead to interruptions, delays, or loss of critical data. Specifically, financial, and digital asset markets may be negatively affected by the conflict between Russia and Ukraine and the economic sanctions imposed by the United States and other countries. The Company currently has 2 full-time equivalent (“FTE”) and one API provider in the affected area that could be directly impacted by the conflict. Although one of the Company’s API providers is domiciled in Ukraine, there is currently no infrastructure located in Ukraine and none of the API provider’s leadership and development team is located in Ukraine.

Interruptions could have material implications for the Company’s operations and the development of the Exodus Platform or operations and development of applications that run on the Exodus Platform. Retaliatory acts by Russia in response to Western sanctions may include cyber attacks that could disrupt the economy or that could also either directly or indirectly impact the Company’s operations. Moreover, the ongoing effects of the hostilities and sanctions may spill over to and have a negative impact on other regional and global markets. It is also likely that the conflict will continue to affect the global political order and regional and global markets for a substantial period of time, regardless of when the conflict itself ends. It is not currently possible to determine the severity of any potential adverse impact of these events on the financial condition of the Company, or more broadly, upon the global economy, but any of the foregoing could have a material adverse effect on the Company’s business, which, in turn, could have a material adverse effect on the Company’s financial condition and results of operations.

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restatement of Previously Issued Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement, as more fully described in Note 14, Restatement and Reclassifications, of the Notes to Consolidated Financial Statements included within “Item 7. Financial Statements” of this Annual Report.

Components of Results of Operations
Revenue
Exodus has entered into agreements with various third-party API providers, pursuant to which the provider is allowed to integrate its services into the Exodus Platform for use by users of the Exodus Platform. These integrations are known as APIs, and we earn revenue based on the API fees detailed in the associated API agreements. Most, but not all, of our revenue is earned on a transactional basis with users of the Exodus Platform accessing the services of the API providers through the API. Certain interactions generate API fees, and we track fees earned on a daily basis. Examples of services provided by API providers include digital asset-to-digital asset exchanges, fiat-to-digital asset conversions, and digital asset staking.

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user and is paid by the provider. As each transaction-based API interaction occurs, we realize revenue. With the majority of our revenue being transaction-based, our revenue can vary significantly based on the type and number of interactions that occur each day. We believe that there will be additional demand for API services in the future as a greater number of people begin to use digital assets. However, the recent bankruptcies of Celsius Network, Voyager Digital Ltd., Three Arrows Capital, and FTX has led to a decrease in users’ confidence in trading of digital assets and may lead to a decline in users of the Exodus Platform.  Additionally, following these events, third-party services made available through the Exodus Platform have been and may continue to be negatively impacted. Furthermore, the recent enforcement actions against Gemini, Genesis, Nexo and Kraken could cause an interruption in the services provided by third-party exchanges. These events could negatively impact our ability to monetize and generate revenue based on these third-party services. We anticipate that proceeds from the API fees, if and when recognized as revenue under our current accounting policy (or if and when recognized as revenue under an appropriate future accounting policy) will continue to generate the majority of our revenue for the foreseeable future.

For non-transaction-based API fees, we recognize revenues based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied.

Cost of Revenues
Exodus’ costs of revenues are classified as software development, user support, and security and wallet operations.  Depreciation related to cost of revenues and amortization of software assets related to cost of revenues are also included in costs of revenues.

Software Development
Software development expenses represent costs incurred by Exodus for the development of the Exodus Platform, individual API integrations, and our application ecosystem. These include: related salaries and costs, chargebacks related to fiat onboarding services, fees paid to consultants and outside service providers. Our application ecosystem is still under development, and there are hurdles to overcome before critical components of the ecosystem become operational. As a result, we expect to incur continuing software development expenses as we accelerate improvements to the user experience and functionality of the wallet, integrate new API services, and develop the Exodus ecosystem. Most software development costs are expensed as incurred except for costs associated with internal use software.

User Support
User support includes related salaries and costs, subscription, and fees paid to consultants and outside service providers, and software or applications used for user support. Exodus views user support as an integral part of its product offerings and made significant investments in this area in 2021 and in 2022. We may continue to make further investments in user support as the development of the Exodus ecosystem continues. User support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and related costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers.  As the Exodus application ecosystem is still under development, Exodus expects security and wallet operations expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet. We continually explore and evaluate ways to make the Exodus Platform and ecosystem more secure. Most costs are expensed as incurred except for costs associated with internal use software.

Depreciation and Amortization

Depreciation and amortization expenses consist of depreciation of fixed assets and amortization of software assets.

Operating Expenses
The Company’s operating expenses are classified as general and administrative, advertising and marketing, depreciation related to general and administrative equipment, impairment of digital assets, and gain on sale of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, advertising and marketing, information technology services, and foreign currency gain or loss. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including, but not limited to, technology subscriptions, travel, utilities, and vehicle expenses. These expenses account for a significant portion of our operating expenses. Our general and administrative expenses may increase in the future to support our continued growth, regulatory compliance, and the costs associated with increased reporting requirements.

Advertising and Marketing
Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software applications used for advertising and marketing, as well as related department salaries. During the second half of 2022, the Company resumed its community-based approach to marketing. Advertising and marketing expenses are expensed as incurred.

Impairment of Digital Assets, net

Impairment of digital assets includes the impairment of digital assets and gain on sale of digital assets.

Comparison of the results of operations for the years ended December 31, 2022 and 2021 (restated) (in thousands):

Operating Revenues

	Years Ended December 31,
	2022	2021	% Change
Operating revenues	$50,606	$95,849	-47%

Total revenue for the year ended December 31, 2022 was $50.6 million compared to $95.8 million for the year ended December 31, 2021, a decrease of $45.2 million or 47%. The decline in total revenue was primarily driven by a decrease in revenue from the exchange aggregation of $44.3 million due to a decrease in MAUs as well as a decrease in exchange provider processed volume of approximately 50%.  These decreases reflect to some extent market conditions for digital assets more generally, which saw a decrease in the volume of transactions for digital assets and a decline in the price of digital assets. We are focused on growing our user base, and we believe that over the long term, interest in digital assets and digital asset markets will increase. However, during any given period we cannot be certain that our user growth efforts will be effective or that interest in digital assets will increase. Five API providers primarily drove exchange revenue of $43.8 million during the year ended December 31, 2022 compared to two API providers generating $72.7 million in revenue during the year ended December 31, 2021.

Cost of Revenues

	Years Ended December 31,
	2022	2021	% Change
Software development expense	$10,638	$8,051	32%
Customer support expense	7,771	6,262	24%
Security and wallet operations expense	6,945	6,724	3%
Depreciation and amortization	3,323	1,666	99%
Total cost of revenues	$28,677	$22,703

Software development expenses for the year ended December 31, 2022 were $10.6 million compared to $8.1 million for the year ended December 31, 2021, an increase of $2.5 million or 32%. This increase was primarily due to an increase in hiring and associated compensation and benefit expense of $7.5 million, consulting of $0.2 million and testing of $0.1 million partially offset by an increase software capitalization of $2.5 million and a decrease in chargebacks related to fiat onboarding service of $2.9 million.

User support expenses for the year ended December 31, 2022 were $7.8 million compared to $6.3 million for the year ended December 31, 2021, an increase of $1.5 million or 24%. This growth was primarily due to increases in hiring and the associated compensation and benefit expenses of $1.6 million.

Security and wallet expenses for the year ended December 31, 2022 were $6.9 million compared to $6.7 million for the year ended December 31, 2021, an increase of $0.2 million or 3%. This growth was primarily due to an increase in hiring and the associated compensation and benefit expenses of $1.6 million, and subscriptions of $0.4 million, offset by increased software capitalization of $0.9 million and cloud infrastructure services of $1.0 million.

Depreciation and amortization expenses for the year ended December 31, 2022 were $3.3 million compared to $1.7 million for the year ended December 31, 2021, an increase of $1.6 million or 99%. Fixed asset increases were driven by equipment purchases associated with additional headcount during the first half of the year. Amortization expense increased by $1.6 million.  Amortization expense increase was due to capitalization of salaries related to software development and write off of obsolete projects.

General and Administrative Expense

	Years Ended December 31,
	2022	2021	% Change
General and administrative expense	$16,436	$12,038	37%
Advertising and marketing expense	11,514	9,897	16%
Depreciation	136	96	42%
Total general and administrative expense	$28,086	$22,031

General and administrative expenses for the year ended December 31, 2022 were $16.4 million compared to $12.0 million for the year ended December 31, 2021, an increase of $4.4 million or 37%. This growth was primarily due to an increase in hiring and associated compensation and benefit expenses of $3.8 million, foreign currency expense of $1.2 million, technology subscription of $0.4 million offset by a decrease in consulting expense of $0.9 million and charitable contributions of $0.4 million.

Advertising and marketing expenses for the year ended December 31, 2022 were $11.5 million compared to $9.9 million for the year ended December 31, 2021, an increase of $1.6 million or 16%. This increase was primarily due to an increase in marketing expenses of $5.1 million and hiring and associated compensation and benefit expenses of $0.2 million partially offset by a decrease in professional service expenses of $3.8 million.

Impairment of Digital Assets, Net

	Years Ended December 31,
	2022	2021	% Change
Impairment of digital assets, net	$18,308	$6,600	177%

Impairment of digital assets, net increased by $11.7 million for the year ended December 31, 2022, as price volatility on digital assets held changed compared to the year ended December 31, 2021. Impairment expense increased by $0.5 million and gains on digital assets decreased by $11.2 million for the year ended December 31, 2022 compared to year ended December 31, 2021. This was driven by decreases in digital asset prices in 2022 leading to the digital assets used being closer to their fair market value.

Impairment of Assets

	Years Ended December 31,
	2022	2021	% Change
Impairment of assets	$500	$-	100%

Impairment of assets increased by $0.5 million for the year ended December 31, 2022. This was primarily driven by the impairment of our investment in Magic Eden of $0.4 million.

Loss on Extinguishment of SAFEs

	Years Ended December 31,
	2022	2021	% Change
Loss on extinguishment of SAFEs	$-	$(61,037)	-100%

Loss on extinguishment of Simple Agreements for Future Equity notes (“SAFEs”) decreased by $61.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021.  This was related to changes to the contractual terms of the SAFEs.

Liquidity and Capital Resources
Overview

Our primary source of funds is from transaction-based API fee revenues. Our primary use of funds is payment of our operating costs, which consist primarily of compensation and benefit expenses, security costs, and advertising and marketing expenses.

Source of Funds

The following table summarizes Exodus’ cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2022	2021
Net cash provided by operating activities	$44,420	$8,712
Net cash used in investing activities	$(32,059)	$(2,606)
Net cash provided by (used in) financing activities	$2,758	$(2,154)

Net Cash from Operating Activities
Net cash provided by operating activities for the year ended December 31, 2022, was $44.4 million. The Company had net loss of $22.9 million for the year ended December 31, 2022. This net loss was primarily due to a decline in total revenue primarily driven by a decrease in exchange aggregation revenue of $44.3 million due to a decrease in MAUs as well as a decrease in exchange provider processed volume of approximately 50%.  These decreases reflect to some extent market conditions for digital assets more generally, which saw a decrease in the volume of transactions for digital assets and a decline in the price of digital assets which resulted in an offset of impairment of digital assets, net of $18.3 million.  A further offset was $39.8 million in non-cash activities settled in digital assets.

Net cash provided by operating activities for the year ended December 31, 2021, was $8.7 million. The Company had net loss of $17.9 million for the year ended December 31, 2021, $4.6 million of changes to working capital, a deferred tax benefit of $0.6 million, a gain on sale of digital assets of $20.8 million, and $33.9 million in non-cash activities settled in digital assets. This was offset by impairment of digital assets of $23.4 million, loss on extinguishment of SAFEs of $61.0 million, and depreciation and amortization of $1.8 million.

Net Cash from Investing Activities
Net cash used in investing activities for the year ended December 31, 2022, was $32.1 million. This consisted of a $35.9 million of investment in treasury bills, $4.2 million of treasury bills redemption, and $0.3 million purchase of fixed assets.

Net cash used in investing activities for the year ended December 31, 2021, was $2.6 million. This consisted of $0.5 million from purchases of fixed assets and $2.0 million purchase of indefinite lived assets.

Net Cash from Financing Activities
The Company’s primary financing activity for the year ended December 31, 2022, amounted to $2.8 million. This consisted of proceeds from a note receivable of $3.0 million, partially offset by $0.3 million of repurchase of shares to pay employee withholding taxes as a part of our 2021 Equity Incentive Plan (the “2021 Plan”) and 2019 Equity Incentive Plan (the “2019 Plan”).

The Company’s primary financing activities for the year ended December 31, 2021, were $2.3 million of deferred offering costs related to the Regulation A Offering (an offering of Class A common stock pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021), partially offset by $0.2 million related to exercise of stock options.

Total  Holdings
The Company holds the following cash, treasury bills, stablecoins (USDC and Tether), and digital asset holdings as of December 31, 2022 and December 31, 2021 (in thousands):

	December 31, 2022		December 31, 2021
	Book value	Market Value (1)	Book value	Market Value (1)
Bitcoin	$17,549	$22,974	$30,651	$61,218
Ethereum	2,022	3,031	3,583	9,342
Algorand	686	715	3,523	6,407
Other digital assets	45	53	-	-
Cash and cash equivalents	20,494	20,494	5,375	5,375
USDC	-	-	45,291	45,291
Tether	-	-	77	77
Treasury bills	31,981	31,981	-	-
Total holdings	$72,777	$79,248	$88,500	$127,710

(1) Market rate represents a determination of fair market value derived from publicly available information.

Material Capital Commitments
The Company currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Estimates

Exodus’s management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

See Note 1, Nature of Business and Summary of Significant Accounting Policies, of the Notes to the consolidated financial statements in Item 7 of this Annual Report on Form 1-K for a summary of significant accounting policies and the effect on our financial statements.

Revenue Recognition

We apply the provisions of Accounting Standards Codification (“ASC”) 606 to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers, and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify the separate performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations in the contract; and (5) recognize revenue when (or as) each performance obligation is satisfied.

Exodus recognizes various charges to API providers which are based on user interactions conducted through APIs as revenue. Currently, we and/or our subsidiary have API agreements with providers of digital asset-to-digital asset exchanges, fiat-to-digital asset conversions, and digital asset staking. We allow the providers to provide software services which permit a user of our un-hosted and self-custodial crypto asset software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, Exodus and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by Exodus of the APIs into the Exodus Platform software, exchange providers pay us an API fee for certain user interactions with API. These interactions are typically transactions of services between provider and a user, effected through the API.

For transaction-based API fees, we receive revenue based on a percentage of the volume for each qualified interaction between the provider and the user. As each transaction-based API interaction occurs, we realize revenue.

For non-transaction-based API fees, we recognize revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

Software Development Costs

We apply ASC 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development process, the working model is almost immediately placed in service. As such, development costs that meet the criteria for capitalization are not deemed material and are expensed as incurred under ASC 985-20.

We apply ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in the review of certain system projects. These system projects generally relate to software not hosted on our Users’ systems (as defined in ASC 350-40), where the User has no access to source code, and it is infeasible for the User to operate the software themselves without Exodus servers in place. In these reviews, all costs incurred during the preliminary project planning stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

We accounted for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalized internally developed website costs when the website was under development and reached technological feasibility. We amortized these costs over an estimated life of three years.

Value of Digital Assets

In December 2019, and subsequently updated in January 2022, the Association of International Certified Public Accountants (“AICPA”) produced a nonauthoritative practice aid titled, “Accounting for and auditing of digital assets.” The practice aid discusses initial classification, ongoing valuation and measurement, as well as sales of digital assets.

We have determined that digital assets, other than stablecoin digital assets which are accounted for as a financial instrument, should be classified as intangible assets with indefinite useful lives; as such, they are recorded at their respective fair values as of the acquisition date. We do not amortize intangible assets with indefinite useful lives. We review intangible assets with indefinite useful lives daily for possible impairment. We recognize impairment on these assets caused by decreases in market value based upon quoted prices for identical instruments in active markets. In addition, indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the indefinite-lived intangible assets below their carrying values.

ITEM 3.	Directors, Executive Officers and Significant Employees

The following table provides information regarding our directors, executive officers and significant employees as of February 28, 2023.

Name	Age	Position	Term of Office
Directors and Executive Officers

Jon Paul Richardson	39	Chief Executive Officer and Director	Chief Executive Officer: July 2016-present; President: July 2016-June 2019; Director: July 2016-present
Daniel Castagnoli	46	President and Director	Chief Financial Officer: July 2016- March 2019; Secretary: July 2016- June 2019; President: June 2019-present; Director: July 2016-present
James Gernetzke	46	Chief Financial Officer and Secretary	March 2019-present
Veronica McGregor	60	Chief Legal Officer	January 2022 - present
Matias Olivera	30	Chief Technology Officer	June 2022 - present
Significant Employees
Sabrina Grissom	35	Chief People Officer	February 2021-present
John Staker	48	Head of Development Security Operations	May 2021-present
Zanmei Yam	31	Vice President of Community Support	August 2021-present

Executive Officers

Jon Paul Richardson, 39, has served as our chief executive officer and as a member of our board of directors since co-founding and incorporating Exodus with Daniel Castagnoli in 2016, and previously served as our president from July 2016 until July 2019. Mr. Richardson holds a B.S. in electrical engineering and computer engineering from the University of Nebraska – Lincoln.

We believe Mr. Richardson is qualified to serve on the board of directors because of the perspective and experience he brings as the Company’s Chief Executive Officer and Co-Founder and his extensive experience in the digital asset industry.

Daniel Castagnoli, 46, has served as our president since July 2019 and as a member of our board of directors since co-founding and incorporating Exodus with Jon Paul Richardson in 2016, and previously served as our chief financial officer and secretary from July 2016 to March 2019.  Before joining Exodus, Mr. Castagnoli designed experiences for Apple, BMW, Disney and Louis Vuitton.

We believe Mr. Castagnoli is qualified to serve on the board of directors because of the perspective and experience he brings as the Company’s President and Co-Founder and his extensive experience in the digital asset industry.

James Gernetzke, 46, has served as our chief financial officer since March 2019. Before joining Exodus, Mr. Gernetzke served as the chief financial officer of Banyan Medical Systems, Inc., a healthcare technology company, from February 2017 to May 2019. Prior to that, Mr. Gernetzke served as the director of finance at First Data Corporation from December 2015 to January 2017. Mr. Gernetzke is a registered CPA in the State of Illinois and holds a B.S. in accounting from Marquette University and an M.B.A. from Northwestern University Kellogg School of Management.

Veronica McGregor, 60, has served as chief legal officer since January 2022. Prior to joining Exodus, Ms. McGregor was the chief legal officer of ShapeShift from 2018 to 2021. Prior to that she was a partner at Goodwin Proctor from 2016 to 2018 and Hogan Lovells from 2014 to 2016. Ms. McGregor has a Juris Doctor degree from University of California - Hastings College of the Law, and a B.A. in psychology from San Francisco State University.

Matias Olivera, 30, has served as chief technology officer since June 2022, and previously served as lead software engineer and engineering manager starting on November 2019. Before joining Exodus, Mr. Olivera worked on open source projects in the education and digital asset spaces, among others, starting in 2014. Mr. Olivera was also a professor for web programming at Universidad Católica del Uruguay from 2015 to 2020.  Mr. Olivera has a computer engineer degree from Universidad Católica del Uruguay.

Significant Employees

Sabrina Grissom, 35, has served as chief people officer since February 2021. Before joining Exodus, Ms. Grissom served as the head of people operations at eToro from 2019 to 2021. Prior to that she was the vice president of people at Noble Markets/Noble Bank from 2017-2019.  Ms. Grissom has a B.A. in Communications from Ramapo College.

John Staker, 48, has served as head of development operations and security since May 2021 and previously served in support and development operation roles from September 2017. Before joining Exodus, Mr. Staker served as the senior information technology officer for shipboard and shipyard operations, within the maritime industry, from 2007 to 2016. Mr. Staker has a B.S. in information systems from Latrobe University.

Zanmei Yam, 31, has served as vice president of customer success since August 2021, and previously served as our interim head of support from May 2021 to July 2021, as APAC regional support manager from November 2020 to May 2021, and as an Exodus community support engineer from July 2019 to October 2020. Before joining Exodus, Ms. Yam served as a blockchain research consultant for Collective Ventures from 2018 to 2019. Prior to that, Ms. Yam served as a specialist for client services at Rohei Learning & Consulting from 2016 to 2017. Ms. Yam has a B.BA in Marketing and Communications from the Queensland University of Technology.

Board of Directors

Jon Paul Richardson - See “— Executive Officers” for Mr. Richardson’s biographical information.
Daniel Castagnoli - See “—Executive Officers” for Mr. Castagnoli’s biographical information.

Board Composition and Risk Oversight

Our board of directors is currently composed of two members. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors may be at fixed from time to time by resolution of the board of directors.

Independent Directors

We plan on comprising our board of directors with a majority of “independent directors” as required by the national securities exchanges. Our board of directors will undertake a review of the independence of each director based on information provided by each director concerning his or her background, employment and affiliations.

The Company is currently a “controlled company” within the meaning of the rules of the national securities exchanges and, as a result, qualifies for, and could rely on, exemptions from certain corporate governance requirements.  We may or may not elect to rely on exemptions from certain corporate governance requirements (see “Item 1A Risk Factors—Risks Related to Ownership of Our Common Stock—The Company is currently a “controlled company” within the meaning of the rules of the national securities exchanges and, as a result, qualifies for, and could rely on, exemptions from certain corporate governance requirements.”)

Director Compensation

We expect that non-employee directors will receive a compensation package including cash and stock-based compensation in accordance with industry norms.

Committees of the Board

We expect that our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Copies of the charters for each committee will be available on our website once such committee has been established.

Code of Business Conduct and Ethics

We expect that the Company’s board of directors will adopt a code of business conduct and ethics, or the Code of Conduct, applicable to all of the Company’s employees, executive officers and directors. The Code of Conduct will be available on the Company’s website. Information contained on or accessible through our website is not incorporated herein by reference. The nominating and corporate governance committee will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. The Company expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.

Compensation Committee Interlocks and Insider Participation

In selecting the initial additional members of the board of directors and the compensation committee, we expect that no directors will be selected that have previously served as executive officers or employees of the Company and that no executive officers will be selected from an entity on which an executive officer of the Company serves on such entity’s compensation committee or board of directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

As permitted by the DGCL, we expect to enter into separate indemnification agreements with each of our directors, officers and certain other team members that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or team members. We also expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

Family Relationships
There are no family relationships among any of the directors or executive officers.

Involvement in Certain Legal Proceedings
During the past five years, none of the directors or executive officers identified above have been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Compensation Table

The following table summarizes the compensation of the three highest paid persons during the year ended December 31, 2022:

Name	Principal Position	Year	Cash Compensation(1)	All Other Compensation(2)	Total Compensation

Jon Paul Richardson	Chief Executive Officer and Director	2022	$426,320	$161,193	$587,513
Daniel Castagnoli	President and Director	2022	343,750	161,193	504,943
Veronica McGregor (3)	Chief Legal Officer	2022	665,649	-	665,649

(1) Amounts represent the payment of base salary and cash incentive bonuses paid.
(2) Amounts represent the payment of restricted stock units.
(3) Ms. McGregor has served as the Company’s Chief Legal Officer since January 4, 2022.

The following table summarizes the compensation of the persons who were our directors, executive officers and significant employees during the years ended December 31, 2022 and 2021:

Year	Summary Compensation – PEO (1)	Compensation Actually Paid to PEO	Average Summary Compensation – Non PEO NEOs (2)	Average Compensation Actually Paid – Non PEO NEOs	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return (3)	Net Loss (GAAP reported, in thousands)

2022	587,513	703,139	318,642	351,525	(17.5)	(22,912)
2021	6,268,202	716,667	340,846	324,605	(8.5)	(21,914)

(1) Principle Executive Officer (“PEO”)
(2) Named Executive Officer and Significant Employees (“NEO”)
(3) The values disclosed in this column represent the measurement period value of an investment of $100 in our common stock as of December 31, 2020, and then valued again on each of December 31, 2021 and December 31, 2022.

During 2021, the Company conducted a market study to compare salaries of our team members compared to our peers. Using the study results, the Company aligned the salaries of our executives to approximately the 25th percentile of our peers.  Also in 2021, the compensation for our PEO included the sale of options or shares as pursuant to our Regulation A offering.  Given market conditions during the second half of 2022, no executive officers or significant employees received an annual discretionary incentive bonus in addition to any guaranteed incentive bonus.

Employment Arrangements with our Named Executive Officers
Jon Paul Richardson - Mr. Richardson does not have an employment letter agreement. Mr. Richardson’s current annual base salary is $425,000 per year.

Daniel Castagnoli - Mr. Castagnoli does not have an employment letter agreement. Mr. Castagnoli’s current annual base salary is $335,000 per year.

Veronica McGregor - We entered into an employment letter agreement with Ms. McGregor in November 2021. Ms. McGregor’s employment letter agreement has no specific term and provides that Ms. McGregor is an at-will employee. Ms. McGregor’s current annual base salary is $500,000 per year plus a guaranteed incentive bonus paid quarterly.

Employee Benefit and Stock Plans

Our named executive officers are eligible to receive awards under our 2021 Plan. Our board of directors adopted, and our stockholders approved, the 2021 Plan in August 2021. After approval of the 2021 Plan, the Company no longer issued awards under the 2019 Plan.  The 2021 Plan became effective as of its approval by our board of directors. The 2021 Plan permits the grant of non-statutory stock options, incentive stock options and other equity awards, such as restricted stock awards, to our team members, directors and consultants and any parent and subsidiary corporations’ team members and consultants.

Initially, a total 2,780,000 shares of our Class A common stock were reserved for issuance pursuant to the 2021 Plan.  Pursuant to the 2021 Plan, the Company increased our share pool by 5% of our total shares of capital stock.  In 2022, the total share shares of our Class A common stock reserved for issuance increased by 1,875,000 for a total of 4,655,000 shares under the 2021 Plan.  Any shares of common stock subject to an award under the 2021 Plan which for any reason expires, terminates or otherwise settles without the issuance of any common stock will not reduce (or otherwise offset) the number of shares of common stock that may be available for issuance under the 2021 Plan. If shares issued pursuant to a stock award are forfeited back to or repurchased by us because of the failure to meet a contingency or condition required to vest such shares in the participant, such shares will become available for future grant under the 2021 Plan. Any shares that are reacquired by us to pay withholding taxes or as consideration for the exercise or purchase price of an award will again become available for issuance under the 2021 Plan.

Our board of directors administers the 2021 Plan. The interpretation and construction by the board of directors of any term or provision of the plans or of any stock option or other award granted under it are conclusive and binding. The board of directors may from time to time adopt rules and regulations for carrying out the 2021 Plan and, subject to the provisions of the 2021 Plan, may prescribe the form of agreements evidencing any award granted under the plans. Subject to the provisions of the 2021 Plan, the board of directors has broad authority to administer and interpret the plans, including the authority to: determine which team members, directors or consultants are eligible to receive awards under the plans; determine amounts, vesting schedules, acceleration events and termination events for awards; establish conditions and restrictions regarding the retention or exercise of stock option, restricted stock and other awards; determine the fair market value applicable to awards; and make all other determinations necessary to administer the plans.

We may grant stock options, stock appreciation rights, restricted stock and other stock-based awards under the plans.

The exercise price of options granted under the plans must generally at least be equal to the fair market value of our common stock on the date of grant and the term of an incentive stock option may not exceed 10 years. The board of directors will determine the time or times when an option is exercisable during the term of the option. The option may become exercisable in installments, and the exercisability of the option may be accelerated in certain circumstances. The methods of payment of the exercise price of an option may include cash, check, bank draft or money order payable to us in a currency, including virtual currency, deemed acceptable by the board of directors. The board of directors may permit option holders to pay the exercise price through a “net exercise” arrangement by having shares “withheld” from an option exercise. After the termination of service of a team member, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of the plans, the administrator determines the other terms of options.

Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Under the plans, holders of stock appreciation rights may exercise the stock appreciation right and receive a payment in cash, in shares of our common stock or in any combination of cash and stock.

A grant of restricted stock involves an agreement that gives the holder the opportunity to receive and retain a certain number of shares of common stock from us, provided that certain conditions are satisfied. When the conditions of the agreement are satisfied, the stock becomes fully vested. The restrictions on any restricted stock awards granted will be determined by the board of directors.

Other stock-based awards may be granted under the plans that are based in whole or in part by reference to, or otherwise based on, the fair market value of our common stock on such terms as the board of directors may determine. Such awards may include restricted stock units, which may be settled in cash, stock or otherwise.

Unless the board of directors provides otherwise, the plans generally do not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

The board of directors may make adjustments to the number of shares available for awards under the plans and the terms of such awards if we undergo a stock split, stock dividend, recapitalization, reorganization, dissolution, liquidation, consolidation, combination, merger or other similar corporate transaction.

The board of directors will have the sole right to alter, amend, suspend or terminate the plans provided such action will not materially impair the existing rights of any participant. The 2019 Plan and 2021 Plan will automatically terminate in 2029 and 2031, respectively, unless we terminate them sooner.

Director Compensation
As of the date of this annual report on Form 1-K, our board of directors is comprised entirely of members of our management team, and as a result none of our directors receive separate compensation for their service on the board of directors.

Outstanding Equity Awards
The following table presents information concerning equity awards held by our directors and named executive officers as of December 31, 2022:

	Restricted Stock Units
Name	Vesting Commencement Date	(#) Vested/Settled	(#) Unvested
Jon Paul Richardson (1)	1/5/2022	16,768	56,403
Daniel Castagnoli (1)	1/5/2022	16,768	56,403
Veronica McGregor (2)	1/4/2022	-	27,778

(1) If an RSU award is granted after a team member's one year anniversary with the Company,  RSUs vest ratably over a four year period.

(2) For team members with service to the Company of less than one year, one-fourth of the shares vest on the one-year anniversary of the vesting commencement date, with 1/48th of the total number of shares vesting monthly thereafter, subject to continued service through each such vesting date.

ITEM 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2022, for:
•	all executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of our common stock; and
•	any other securityholder who beneficially owns more than 10% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our common stock. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of December 31, 2022 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of December 31, 2022, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and13(g) of the Exchange Act.

The percentage of beneficial ownership is based on 3,543,791 shares of Class A common stock and 21,834,538 shares of Class B common stock outstanding.

	Class A Common Stock		Class B Common Stock
Name and Address of Beneficial Owner (1)	Shares(2)	% of Ownership	Shares(2)	% of Ownership	Total Voting Power % (3)

Executive Officers and Directors

Jon Paul Richardson	42,693	1.2%	9,297,537	42.7%	42.0%
Daniel Castagnoli	42,550	1.2%	9,454,413	43.3%	42.7%
All executive officers	132,010	3.7%	18,762,244	86.0%	84.8%
10% or more Stockholders
Alameda Research Ventures LLC	1,823,486	51.5%	-	-	⚫️
AIC Capital LLC	364,698	10.3%	-	-	⚫️

⚫️  Represents beneficial ownership or voting power of less than 1%.

(1) The address of each beneficial owner listed in the table is c/o Exodus Movement, Inc. 15418 Weir St., #333, Omaha, NE 68137
(2) Includes shares subject to vesting and settlement conditions expected to occur within 60 days of December 31, 2022
(3) Percentage total voting power represents voting power with respect to all outstanding shares of our Class A common stock and Class B common stock, voting as a single class. Each holder of Class A common stock is entitled to one per share of Class A common stock and each holder of Class B common stock is entitled to ten votes per share of Class B common stock. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our amended and restated certificate of incorporation. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.

ITEM 5.	Interest of Management and Others in Certain Transactions

There were no transactions during the last two completed fiscal years and the current fiscal year where we were or will be a party in which the amount involved exceeded the lesser of (i) $120,000 and (ii) 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any director, officer, promoter or beneficial holder of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation arrangements which are described under Item 3. Directors, Executive Officers and Significant Employees, “Compensation Table.”

Related Party Transactions
For the year ended December 31, 2022, related party transactions included:

tZERO is a platform on which investors can buy and sell tokenized shares of the Company’s Class A common stock:
•	Revenue of $0.1 million and $0.3 million was settled in tZERO Preferred Shares for the years ended December 31, 2022 and 2021, respectively.
•
$0.1 million of unrealized gain and $0.1 million of unrealized loss on investments was recorded on the consolidated statement of operations and comprehensive loss for the years ended December 31, 2022 and 2021, respectively.

•	$0.3 million and $0.1 million of other investments were recorded on the consolidated balance sheets as of December 31, 2022 and 2021, respectively.

Magic Eden is an NFT marketplace utilized by the Company:
•	In 2021, the Company invested $0.4 million. As part of our annual impairment analysis, the entire investment has been impaired as of December 31, 2022.
•
Two of the executives held, in total, approximately $0.1 million of investment in Magic Eden as of December 31, 2021. Due to the price changes as of December 31, 2022, the investment has been impaired.

ITEM 6.	Other Information

Controls and Procedures

Material Weaknesses
During 2022, management identified errors in its previously reported financial information as of and for the year ended December 31, 2021. As a result of the errors that have been identified, we have identified a material weakness in the Company’s control environment whereby the Company did not design and maintain effective internal control over financial reporting with respect to the expertise and quantity of its resources. Specifically, management did not effectively execute a strategy to hire, train, and retain a sufficient quantity of personnel with an appropriate level of training, expertise, and experience in certain areas important to financial reporting. In addition, we also identified a material weakness whereby management did not design and implement effective control activities based on the criteria established in the Committee of Sponsoring Organizations framework. Specifically, the control activities did not adequately (i) address relevant risks, (ii) provide evidence of performance, (iii) provide appropriate segregation of duties, or (iv) operate at a level of precision to identify all potentially material errors.

Remediation Plan
Management is committed to remediating its material weaknesses as promptly as possible. Management is in the process of implementing its remediation plan. We have initiated and intend to continue to implement measures designed to improve our internal control over financial reporting to remediate the material weaknesses, including the following:
•
We continue to be in the process of adding personnel within our accounting function to allow for further segregation of reporting duties.  We are in the process of strengthening segregation of duties between the preparer and reviewer of controls related to financial accounting and reconciliation. We are also in the process of strengthening segregation of duties between those with access to book journal entries and those responsible for reviewing journal entries booked.

•
We have initiated formalizing our internal controls environment and activities and intend to hire a Sarbanes Oxley (“SOX”) readiness consultant to help perform a risk assessment and scoping of key systems and business processes, including a risk assessment at the financial statement assertion level to ensure that the level of precision of relevant controls is adequate to address the identified risks. We will continue to revise our risk assessment and scoping to rectify any deficiencies noted, enhance design and implement new controls if needed, expand education and training where necessary, update documentation, and add any necessary reviews by our management. We will continue to remediate the design appropriateness of certain specific controls and test the design of the remediated controls.

We believe the hiring of accounting personnel and an additional SOX readiness resource and the implementation of processes and controls to better identify and manage segregation of duties will remediate the identified control activities material weaknesses.

Changes in Internal Control over Financial Reporting
We rely extensively on information systems to manage our business and summarize and report operating results. In 2021, we began an implementation of a new Enterprise Resource Planning system (“ERP”), which will replace much of our existing core financial systems. The ERP system is designed to accurately maintain our financial records, enhance the flow of financial information, improve data management, and provide timely information to our management team. The implementation continued during fiscal year 2022.  Other than described herein, there have been no other changes in our internal control over financial reporting that occurred during the fiscal year and quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We intend to evaluate quarterly whether such changes in our processes and procedures materially affect our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Issuer’s Certifying Accountant
On January 4, 2023, the Company engaged Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the year ended December 31, 2022, which was approved by the board of directors of the Company. For the fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through the date of this Report, neither the Company nor anyone on its behalf has consulted with Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” as such terms are defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

ITEM 7.	Financial Statements

Independent Auditor’s Report

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of Exodus Movement, Inc.

Opinion

We have audited the consolidated financial statements of Exodus Movement, Inc. and subsidiary (the “Company”), which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operation and comprehensive loss, stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders,
Exodus Movement, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Exodus Movement, Inc. (the "Company") as of December 31, 2021, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 14 to the financial statements, the Company has restated its 2021 financial statements for an error in the impairment of digital assets and certain expense reclassifications.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

Emphasis of Matter

Uncertainties Related to Cryptocurrency Assets (also referred to as “Digital Currencies”)

As disclosed in Note 4 to the consolidated financial statements, the Company held digital currencies with a carrying value of approximately $83 million, representing approximately 76% of total assets as of December 31, 2021.   Included in these amounts is $45.4 million held in stable coins in non-custodial wallets as of December 31, 2021.   In addition, the Company’s customers utilize the Company’s un-hosted and non-custodial cryptocurrency software wallets to hold their personal digital assets. Significant information and risks related to such currencies includes, but is not necessarily limited to the following:

Digital Currencies Have Risks of Ownership

As of the date of these consolidated financial statements, the regulatory landscape continues to evolve and while cryptocurrencies have public keys (e.g., account numbers) of virtual wallets the holding of cryptocurrencies reside on distributed networks and can be viewed publicly, the ownership of the wallets are not registered and therefore, anonymous. Ownership in the currencies residing in any wallet are evidenced only by demonstrating knowledge of both the public key of the virtual wallet holding the currencies and the underlying private key (e.g., passcode) of the cryptocurrencies residing within the virtual wallet. Knowledge of both these keys is required in order to demonstrate possession of the cryptocurrencies and therefore, ownership.  Accordingly, prior to investing, investors who are directly or indirectly invested in such currencies should carefully evaluate and understand all relevant internal controls put in place by companies holding such assets on their behalf to understand how their investments are being protected and how inappropriate transfers of such assets are prevented.

Risks Related to Maintaining Private Key Security

Digital currency assets require the execution of the aforementioned confidential encrypted private key in order to initiate a transfer of the asset to another party.  If the private key were to become lost, the Company would not be able to access the digital currency assets, thereby deeming the asset worthless to the Company.  In addition, if another party were to gain access to the private key, along with the public key of the wallet holding the digital currencies, the other party could demonstrate ownership of the digital currencies and could either execute a transfer of the cryptocurrency asset or inappropriately utilize the digital currency assets as collateral for unauthorized financing.

Risks Related to Current and Continued Market Acceptance

Cryptocurrency assets are virtual currencies that have recently become significant in the marketplace and utilize blockchain technology in order to account for the transfer of such assets.  These virtual assets have significant market volatility, which can significantly vary in a short period of time and can potentially vary between various pricing sources.  These virtual assets are highly speculative in nature, and have potentially significant risks of ownership, which include, but are not necessarily limited to risks identified herein.

Regulatory Oversight and Considerations

As of the date of these financial statements, the U.S. Securities and Exchange Commission has expressed concerns regarding the adequacy and accuracy of marketplace information of cryptocurrency assets, which could impact individual state blue sky laws, potentially impacting the exchange of such assets for more widely accepted currencies, such as the US Dollar.  In the event that regulations were implemented to address these concerns, such regulations could potentially have a significant adverse effect on the realization of these digital currency assets.

Risks Associated With a Cryptocurrency Majority Control

Since cryptocurrencies are virtual and transactions in such currencies reside on distributed networks, governance of the underlying distributed network could be adversely altered should any individual or group obtain 51% control of the distributed network. Such control could have a significant adverse effect on either the ownership or value of the cryptocurrency.

Financial Reporting Risks Related to Digital Currency Valuation

As of the date of these consolidated financial statements, there is currently no specific authoritative accounting literature under accounting principles generally accepted in the United States of America (U.S. GAAP) which addresses the accounting for digital assets, including digital currencies.

Certain non-authoritative sources have concluded that digital currencies should be accounted for as intangible assets, where the digital currency asset should be recorded at the lower of its original cost or fair value, whereby any recorded write-downs could not be recovered in the future. The Company’s management has concluded that its digital currency assets should be valued at cost and reduced for any identified impairment charges, which is consistent with current practices. In the event that specific authoritative accounting guidance were to be issued after the release of these consolidated financial statements and such guidance was inconsistent with management’s current accounting for its digital assets and a restatement would be determined to be required, any resulting restatement could have a significant impact on the Company’s financial position, results of operations, and cash flows. The timing of any such authoritative guidance, if issued at all, is not determinable as of the date of these financial statements.

Risks Related to Transaction Authentication

As of the date of these consolidated financial statements, the transfer of digital currency assets from one party to another currently typically relies on an authentication process by an outside party known as a miner (or another authenticating party).  In exchange for compensation, the miner will authenticate the transfer of the currency through the solving of a complex algorithm known as a proof of work, or will vouch for the transfer through other means, such as a proof of stake.  Effective transfers of and therefore realization of cryptocurrency is dependent on interactions from these miners. In the event that there was a shortage of miners to perform this function, that shortage could have an adverse effect on either the fair value or realization of the cryptocurrency assets.

As discussed herein, holdings in digital currency assets are subject to current, emerging and potentially significant risks, including, but not necessarily limited to legal, regulatory, market valuation and proof of ownership risks.  These risks are described in greater detail in Note 1 to the consolidated financial statements.  Users of financial statements for entities that are associated with or hold cryptocurrency assets should carefully understand, consider and evaluate these and other risks related to cryptocurrency assets, when making investing decisions in such entities.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.
New York, NY
March 4, 2022, except for the effects on the financial statements of the restatement described in Note 14, as to which the date is April 28, 2023
PCAOB Number 100

Consolidated Financial Statements
Exodus Movement, Inc. and Subsidiary
Consolidated Balance Sheets
(In Thousands, except share amounts)

ASSETS	December 31, 2022	December 31, 2021 (restated)
CURRENT ASSETS
Cash and cash equivalents	$20,494	$5,375
U.S. dollar coin	-	45,291
Tether	-	77
Accounts receivable	1,488	2,684
Prepaid expenses	2,752	7,034
Treasury bills	31,981	-
Other current assets	77	3,274
Total current assets	56,792	63,735
OTHER ASSETS
Fixed assets, net	617	609
Digital assets, net	20,302	37,757
Software assets, net	7,490	3,977
Indefinite-lived assets	1,945	2,045
Other investments	694	632
Deferred tax assets	1,369	-
Total other assets	32,417	45,020
TOTAL ASSETS	$89,209	$108,755
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$610	$1,988
Other current liabilities	2,389	2,584
Total current liabilities	2,999	4,572
LONG-TERM LIABILITIES
Deferred tax liability	366	226
Total long-term liabilities	366	226
Total liabilities	3,365	4,798
STOCKHOLDERS’ EQUITY
Preferred stock
$0.000001 par value, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Common Stock
$0.000001 par value, 32,500,000 shares authorized,	-	-
3,543,791 issued and outstanding as of December 31, 2022	-	-
2,730,384 issued and outstanding as of December 31, 2021	-	-
Class B Common Stock
$0.000001 par value, 27,500,000 shares authorized,	-	-
21,798,414 issued and outstanding as of December 31, 2022	-	-
22,510,184 issued and outstanding as of December 31, 2021	-	-
ADDITIONAL PAID IN CAPITAL	116,644	111,705
ACCUMULATED OTHER COMPREHENSIVE LOSS	(694)	(788)
ACCUMULATED DEFICIT	(30,106)	(6,960)
Total stockholders’ equity	85,844	103,957
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$89,209	$108,755

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive Loss
(In Thousands, except per share amounts)

	Year Ended December 31, 2022	Year Ended December 31, 2021
		(restated)
OPERATING REVENUES	$50,606	$95,849

COST OF REVENUES	28,677	22,703
GROSS PROFIT	21,929	73,146

OPERATING EXPENSES
General and administrative	28,086	22,031
Impairment of digital assets, net	18,308	6,600
Impairment of assets	500	-

Total operating expenses	46,894	28,631
(Loss) income from operations	(24,965)	44,515
OTHER INCOME (EXPENSE)
Unrealized gain (loss) on investments	295	(150)
Loss on extinguishment of SAFE notes	-	(61,037)
Interest income	578	725
Total other income (expense)	873	(60,462)
Loss before income taxes	(24,092)	(15,947)
INCOME TAX BENEFIT (EXPENSE)	946	(5,967)
NET LOSS	$(23,146)	$(21,914)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	94	(1,036)
COMPREHENSIVE LOSS	$(23,052)	$(22,950)
Basic net loss per share
Basic net loss per share of common stock - Class A	$(7.20)	$(12.28)
Diluted loss per share of common stock - Class A	$(7.20)	$(12.28)
Basic net loss per share of common stock - Class B	$(1.01)	$(0.99)
Diluted loss per share of common stock - Class B	$(1.01)	$(0.99)
Weighted average number of shares and share equivalents outstanding
Weighted average number of shares used in basic computation - Class A	3,216	1,784
Weighted average number of shares used in diluted computation - Class A	3,216	1,784
Weighted average number of shares used in basic computation - Class B	22,826	22,080
Weighted average number of shares used in diluted computation - Class B	22,826	22,080

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
(In Thousands)

	Class A Shares	Class B Shares	Additional Paid In Capital	Accumulated Other Comprehensive Loss	(Accumulated Deficit) Retained Earnings	Total Stockholders’ Equity
BALANCES as of January 1, 2021	-	20,012	$2,621	$248	$14,954	$17,823
Stock based compensation	-	-	653	-	-	653
Exercised options	-	412	926	-	-	926
Shares repurchased and cancelled	(3)	-	(71)	-	-	(71)
Issuance of Class A Common Stock shares for Regulation A offering, net of deferred offering costs	1,915	-	49,001	-	-	49,001
Shares converted to Class A Common Stock by selling shareholders for Regulation A offering	818	(818)	-	-	-	-
SAFE conversion	-	2,904	61,575	-	-	61,575
Options redeemed and cancelled	-	-	(3,000)	-	-	(3,000)
Foreign currency translation adjustment (restated)	-	-	-	(1,036)	-	(1,036)
Net loss (restated)	-	-	-	-	(21,914)	(21,914)
BALANCES as of December 31, 2021(restated)	2,730	22,510	$111,705	$(788)	$(6,960)	$103,957
Stock based compensation	-	-	5,205	-	-	5,205
Exercised options, net of options withheld for taxes and strike price	-	7	18	-	-	18
Shares repurchased and cancelled	(2)	-	(20)	-	-	(20)
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	97	-	(264)			(264)
Conversion from Class B to Class A, as elected by shareholders	719	(719)	-	-	-	-
Foreign currency translation adjustment	-	-	-	94	-	94
Net loss	-	-	-	-	(23,146)	(23,146)
BALANCES as of December 31, 2022	3,544	21,798	$116,644	$(694)	$(30,106)	$85,844

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Cash Flow
(In Thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(23,146)	$(21,914)
Adjustments to reconcile net loss to
Net cash provided by operating activities
Depreciation and amortization	3,460	1,762
Deferred tax benefit	(1,595)	(627)
Impairment of digital assets, net	18,308	6,600
Impairment of assets	500	-
Non-cash revenue - related party	(135)	(302)
Unrealized (gain) loss on investments	(295)	150
Loss on extinguishment of SAFE notes	-	61,037
Stock based compensation	4,133	535
Non-cash activities settled in digital assets (1)	39,833	(33,914)
Change in operating assets and liabilities:
Prepaid expenses	4,914	(3,139)
Other current assets	161	(3,271)
Other investments	(248)	-
Accounts payable	(1,378)	1,545
Other current liabilities	(540)	250
Other long term liabilities	366	-
Net cash provided by operating activities	44,420	8,712

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(324)	(461)
Purchase of investments	-	(100)
Purchase of treasury bills	(35,935)	-
Redemption of treasury bills	4,200	-
Purchases of indefinite-lived assets	-	(2,045)
Net cash used in investing activities	(32,059)	(2,606)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	-	(2,316)
Payment of shares repurchased and cancelled	(20)	(71)
Proceeds from note receivable	3,038	-
Repurchase of shares to pay employee withholding taxes	(264)	-
Exercise of stock options	4	233
Net cash provided by (used in) financing activities	2,758	(2,154)

Change in cash and cash equivalents	15,119	3,952
Cash and cash equivalents
Beginning of period	5,375	1,423
End of period	$20,494	$5,375

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash proceeds from sale of stock - USDC	$-	$64,329
Non-cash proceeds from sale of stock - digital assets	$-	$10,627

Non-cash redemption of options - USDC	$-	$(3,000)
Non-cash sale of stock pursuant to Reg A and converted to Class A Common Stock and sold - digital assets	$-	$(22,456)
Non-cash stock options exercised - digital assets	$-	$693
Non-cash other investments - USDC	$-	$(400)
Non-cash stock options exercised - USDC	$2	$-
Non-cash stock options exercised	$12	$-
Conversion of SAFE notes	$-	$61,575
Non-cash capitalized software costs settled in digital assets (including stock based compensation of $1,072 and $118, respectively)	$(6,714)	$(3,248)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$(690)	$(6,452)

(1) Cryptocurrency includes stablecoin and digital assets (See Note 1).

Notes to Consolidated Financial Statements

Exodus Movement, Inc. and Subsidiary

As of December 31, 2022 and 2021 and for the
Years Ended December 31, 2022 and 2021
(In Thousands)

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations
Exodus Movement, Inc. and its wholly owned subsidiary, Proper Trust AG, a Swiss corporation (collectively, “Exodus” or “the Company” or “we”) is a technology company incorporated in Delaware in July 2016 that has developed the Exodus Platform, an unhosted and self-custodial cryptocurrency software wallet for multiple types of digital assets. We have created a self-custodial cryptocurrency wallet (meaning we never have any access to wallet holders’ digital assets) and partnered with third parties to provide various services that utilize our wallet through our crypto platform. Exodus earns revenue from providers of these services, which include crypto to crypto swaps, and the ability to earn rewards on staked crypto assets. We operate in the blockchain and crypto asset industry and users of our products range from people completely unfamiliar to quite familiar with this technology. The Exodus Platform can currently be downloaded from the exodus.io website, the iOS app store, the Google Play store, and the Chrome Web Store.

Basis of Presentation and Principles for Consolidation
The accompanying consolidated financial statements of the Company are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. We consolidate a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. In March 2020, we incorporated a wholly owned subsidiary, Proper Trust AG, based in Zug, Switzerland.

Use of Estimates
The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. The most significant estimates are regarding value of digital assets, software development costs, and revenue recognition. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Foreign Currency Translation
The assets and liabilities of the Company’s subsidiary are recorded in the functional currency and translated into U.S Dollars at exchange rates in effect at the consolidated balance sheet date.  Income and expense items are translated at the average exchange rates prevailing during the period.  The effects of these translation adjustments are presented in the consolidated statements of stockholders’ equity and in the consolidated statements of operations and comprehensive loss.

Fluctuations in the Company’s functional currency from our net investment in the Company’s subsidiary expose us to foreign currency translation risk, where changes in foreign currency exchange rates may adversely affect our results of operations upon translation into U.S. Dollars. We recognized losses on translation adjustments of less than $0.1 million for the year ended December 31, 2022, compared to losses on translation adjustments of $1.0 million for the year ended December 31, 2021, in foreign currency translation adjustment on the consolidated statements of comprehensive loss.

Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss includes any gain or loss on foreign currency translation.

Cash and Cash Equivalents
Cash and cash equivalents primarily consist of cash, money market funds and treasury bills with original maturities of three months or less, ranging from January 2023 to February 2023, in which the Company is exposed to market and credit risk. The Company maintains its cash in deposit accounts which at times, may exceed federally insured limits. There was no balance of cash at licensed crypto currency exchanges as of December 31, 2022 or 2021.

U.S. Dollar Coin (“USDC”) and Tether
USDC and Tether are stablecoin digital assets that are backed by U.S. dollars or other liquid assets and are accounted for as financial instruments.  USDC and Tether can both be redeemed for one U.S. Dollar on demand from the issuer.  The Company had no Tether as of December 31, 2022.  The Company held $0.1 million of Tether as of December 31, 2021.  The Company had no USDC as of December 31, 2022 and $45.4 million of USDC as of December 31, 2021.  The Company’s USDC holdings declined during 2022 due to the Company investing in highly liquid short-term investments. In 2021, no fiat currency was accepted in the Regulation A Offering; therefore, the impact to the Company is recorded on the supplemental disclosure of cash flow information of non-cash investing and financing activities.

Accounts Receivable
The Company records accounts receivable at the invoiced amount. The Company does not maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables, as the Company has no history of past due payments or disputes with our current application programming interface (“API”) providers. Accounts receivable were $1.4 million and $2.7 million as of December, 31, 2022, and 2021, respectively.

The term between invoicing and when payment is due is not significant.

The Company has two types of financial instruments that may be subject to credit risk.  The Company maintains bank accounts in which the balances sometimes exceed the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000.  The Company’s receivables have short payment terms and therefore have limited credit risk.

Segment Reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a global consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment and one reportable segment.

Recent Accounting Pronouncements
In March 2022, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 121 (“SAB 121”), which provides interpretive guidance for the safeguarding of crypto assets held on a reporting entity’s platform for its users.  The guidance requires that if the reporting entity has control of the crypto assets, the entity should record a corresponding liability on its balance sheet.  Both the asset and liability should be measured at fair value.  Additional disclosures related to the nature and amount of crypto assets held are required.  The guidance is effective for interim or annual financial statements ending after June 15, 2022.  The Company’s platform is an unhosted and self-custodial cryptocurrency software wallet. The Company provides the visual interface and an API for the users of our wallet (“users”) to be able to interact with the API provider whereby the provider is allowed to integrate its services into our platform for use by users. The Company does not act as an agent of the API provider nor does the Company have access to our users’ wallet private cryptographic keys nor are we involved in any record keeping. Because the Company does not have access to the users’ private cryptographic keys, the Company is therefore unable to have any involvement with their assets. During the entire user experience, the Company is clearly shown to have no responsibility for safeguarding assets. The Company does not have the ability to troubleshoot beyond basic wallet functionality such as sending and receiving. Therefore, absent an issue or dispute around wallet functionality, the Company is only able to refer the user to the API provider and has no ability to resolve disputes with API providers on the users’ behalf.  The Company concluded that it does not have control over our users’ wallets’ crypto assets, and therefore the guidance does not apply.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted, would have a material effect on the accompanying financial statements.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment and furniture and 8 years for vehicles. The Company tests its assets for impairment whenever events or changes in circumstances indicate the asset’s carrying value may not be recoverable.  Any asset deemed to be impaired will have its carrying value and depreciation rates reduced accordingly.

Intangible Assets

Digital Assets
Digital assets are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment daily when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Software Development Costs
We apply ASC 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development process, the working model is almost immediately placed in service. As such, development costs that meet the criteria for capitalization are not deemed material and are expensed as incurred under ASC 985-20.

We apply ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in the review of certain system projects. These system projects generally relate to software not hosted on our users’ systems, where the user has no access to source code, and it is infeasible for the user to operate the software themselves without Exodus servers in place. In these reviews, all costs incurred during the preliminary project planning stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

We accounted for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalized internally developed website costs when the website was under development and reached technological feasibility. We amortized these costs over an estimated life of three years.

Indefinite-Lived Assets
The Company applies ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other Than Goodwill in analyzing our indefinite-lived assets. ASC 350-30 requires that the cost included in the purchase of indefinite-lived assets, such as our domain name and trademark, should be recorded on the consolidated balance sheets.  The indefinite-lived assets do not have a definite life, therefore no amortization will be recognized on these assets. The Company performed an annual impairment review of fair market value of the indefinite-lived assets and impaired assets with fair value less than the carrying value as of December 31, 2022.

Non-Cash Activities Settled In Digital Assets
For the years ended December 31, 2022 and 2021, the Company had the following non-cash activities settled in digital assets on the statement of cash flows (in thousands):

	Years Ended December 31,
	2022	2021

Accounts receivable	$1,175	$89
Digital assets, revenue	(50,471)	(95,547)
Digital assets, expenses	58,772	61,063
Short term investments	30,000	-
Payroll liabilities	263	1,317
Deferred revenue	-	(77)
Currency translation related to digital assets	94	(759)
Non-cash activities settled in digital assets	$39,833	$(33,914)

Fair Value Measurements
Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

Prices may fall within Level 1, 2 or 3 depending upon the methodology and inputs used to estimate fair value for each specific security. In general, securities are priced using third-party pricing services. Securities not priced by pricing services are submitted to independent brokers for valuation and, if those are not available, internally developed pricing models are used to value assets using a methodology and inputs that market participants presumably would use to value the assets. Prices obtained from third-party pricing services or brokers are not adjusted.

Our financial assets are summarized below as of December 31, 2022 and December 31, 2021, with fair values shown according to the fair value hierarchy (in thousands):

	Carrying Value	Fair Value	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
December 31, 2022
Money market	$10,986	$10,986	$10,986	$-	$-
Treasury bills	35,971	35,971	35,971	-	-
tZERO investment	348	348	348	-	-
Certificate of deposit	246	246	-	246	-
Security Token Group investment	100	(A)	-	-	-
	$47,651
December 31, 2021
tZERO investment	$132	$132	$132	$-	$-
Security Token Group investment	100	(A)	-	-	-
Magic Eden investment	400	(A)	-	-	-
	$632

(A) These investments are recorded at cost.

Reconciliations of assets and liabilities measured and carried at fair value on a recurring basis with the use of significant unobservable inputs (Level 3) as of December 31, 2021:

Balance at January 1, 2021	$538
Loss included in earnings	61,037
Transfers out of Level 3	(61,575)
Balance at December 31, 2021	$-

Revenue Recognition
The Company applies the provisions of ASC 606, Revenue from Contracts with Customers to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify the separate performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations in the contract; and (5) recognize revenue when (or as) each performance obligation is satisfied.

Exchange Aggregation, Fiat Onboarding, and Staking
The Company recognizes various charges to API providers which are based on user interactions conducted through APIs as revenue. Currently, the Company has API agreements with providers of digital asset-to-digital asset exchanges, fiat-to-digital asset conversions, and digital asset staking. The Company allows the providers to provide software services, which permit a user of our unhosted and self-custodial cryptocurrency software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, the Company and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by the Company of the APIs into the Exodus Platform software, API providers pay us an API fee for certain user interactions with API. These interactions are typically transactions of services between provider and a user, effected through the API.

The geography of our user base is not the same as the geography of our API provider base. The following table presents our operating revenues disaggregated by geography, based on the addresses of our API providers and other revenue sources (in thousands):

	Years Ended December 31,
	2022		2021
APAC(1)	$26,320	52.0%	$81,207	84.7%
Other Americas(1)	22,126	43.7	10,817	11.3
EMEA(1)	1,952	3.9	2,910	3.0
United States	208	0.4	915	1.0
Operating revenues	$50,606	100.0%	$95,849	100.0%

(1) Regions represent Europe, the Middle East, and Africa (EMEA); Asia-Pacific (APAC); and Canada and Latin America (Other Americas)

The following table presents our operating revenues disaggregated by product (in thousands):

	Years Ended December 31,
	2022		2021
Exchange aggregation	$49,180	97.2%	$93,476	97.6%
Staking	697	1.4	1,056	1.1
Fiat onboarding	584	1.2	610	0.6
Other(1)	98	0.2	418	0.4
Consulting	25	-	285	0.3
Gaming	22	-	4	-
Operating revenues	$50,606	100.0%	$95,849	100.0%

(1) Includes $0.1 million and $0.3 million of related party revenues in December 31, 2022 and 2021, respectively see Note 11.

Operating revenues from major API providers exceeding 10% of the total operating revenues for the years ended December 31, 2022 and 2021 were as follows:

	Years Ended December 31,
	2022	2021
Number of major API providers	5	2
Percentage of operating revenues	86.6%	76.2%
Amount of revenues (in thousands)	$43,843	$72,755

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user. Exchange interactions (from API to the Company to permit the exchange to be incorporated into our wallet, solely with respect to users of the Exodus wallet) generate API fees, and the Company tracks fees earned on a daily basis. The provider pays 2% of the transaction price to the Company. As each transaction-based API interaction occurs, we realize revenue. With the majority of our revenue being transaction based, our revenue can vary significantly based on the type and number of interactions that occur each day.  The performance obligations are such that the Company allows the API providers to provide software services which permit a user of Exodus’s unhosted and non-custodial digital asset software wallet to exchange one digital asset for another digital asset (the "Exchange Services"). The API providers supply an application program interface to permit the Exchange Services to be integrated into the unhosted wallet software (the "Exchange API"). Under the terms and conditions of the agreements, the Company and the Exchange Providers have integrated the Exchange APIs into the Exodus wallet.

For non-transaction-based API fees, the Company recognizes revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

The Company has concluded that the contracts do not contain any significant financing components, as either the period between receipt of the funds and the satisfaction of performance obligations is largely within one year, or  much of the transaction consideration is variable, and is not substantially within the control of the parties to the contract.

As of December 31, 2022 and 2021, the Company had no outstanding performance obligations, therefore there were no contract assets or liabilities on the consolidated balance sheets.

Cost of Revenues
The Company’s costs of revenues are classified as software development, user support, and security and wallet operations. Depreciation related to cost of revenues equipment and amortization of software assets related to cost of revenues are also included in costs of revenues.

Software Development
Software development expenses represent costs incurred the Company for the development of the Exodus Platform, individual API integrations, and our application ecosystem. These include: related salaries and costs, fees paid to consultants and outside service providers. Most software development costs are expensed as incurred except for costs associated with internal use software.

User Support
User support includes related salaries and costs, fees paid to consultants and outside service providers, and software or applications used for user support. User support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers. Most costs are expensed as incurred except for costs associated with internal use software.

Depreciation and Amortization
Depreciation and amortization expenses consist of depreciation of fixed assets and amortization of software assets.

Operating Expenses
The Company’s operating expenses are classified as general and administrative, advertising and marketing, depreciation related to general and administrative equipment , impairment of digital assets, and gain on sale of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, advertising and marketing, information technology, and foreign currency gain or loss. They include related salaries and costs, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses.

Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences, related salaries, and fees paid for software applications used for advertising and marketing.  Advertising and marketing expenses are expensed as incurred.

Impairment of Digital Assets, net
Impairment of digital assets includes the impairment of digital assets and gain on sale of digital assets.

Stock-based Compensation
Stock-based compensation cost is estimated at the grant date based on the fair value of the option award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award.  Stock-based compensation is recorded in cost of revenues, general and administrative, and advertising and marketing to align this benefit with team member salary expense on the consolidated statements of operations and comprehensive loss.

Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. The Company paid no penalties during the year ended December 31, 2022.

Earnings per Share
The Company uses the if converted method to calculate earnings per share.  Basic net income per share was computed by allocating undistributed earnings to common shares and using the weighted-average number of common shares outstanding during the period. Diluted net loss per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options or vesting of restricted stock units. The dilutive effect of outstanding stock options is reflected in diluted earnings per share. All outstanding dilutive securities have been excluded from the computation of diluted net loss per share as they are anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share of common stock (in thousands, except per share amounts):

	Years Ended December 31,
	2022	2021

Basic net loss per share:
Numerator
Allocation of undistributed earnings	$(23,146)	$(21,914)
Denominator
Weighted-average number of shares used in per share computation - Class A	3,216	1,784
Weighted-average number of shares used in per share computation - Class B	22,826	22,080
Basic net loss per share - Class A	$(7.20)	$(12.28)
Basic net loss per share - Class B	$(1.01)	$(0.99)

Diluted net loss per share:
Numerator
Allocation of undistributed earnings	$(23,146)	$(21,914)
Denominator
Weighted-average number of shares used in basic computation - Class A	3,216	1,784
Weighted-average number of shares used in basic computation - Class B	22,826	22,080
Diluted net loss per share - Class A	$(7.20)	$(12.28)
Diluted net loss per share - Class B	$(1.01)	$(0.99)

Refer to the restatement, as more fully described in Note 14, Restatement and Reclassifications. Diluted earnings per share includes the dilutive effect of common stock equivalents and is computed using the weighted-average number of common stock and common stock equivalents outstanding during the reporting period. Diluted earnings per share for the years ended December 31, 2022 and 2021 excluded common stock equivalents because the effect of their inclusion would be anti-dilutive or would decrease the reported loss per share.

The following table sets forth securities outstanding that could potentially dilute the calculation of diluted earnings per share (in thousands):

	Years Ended December 31,
	2022	2021

Stock options outstanding	2,222	2,553
Unvested restricted stock units	554	15
Number of anti-dilutive shares	2,776	2,568

2.	Prepaid Expenses

The Company prepays certain expenses due to the nature of the service provided or to capture certain discounts. The table below shows a breakout of these prepaid expenses for the periods presented (in thousands):

	December 31, 2022	December 31, 2021
Prepaid cloud services	$2,154	$5,788
Prepaid software	559	228
Accounting, consulting, and legal services	39	404
Marketing expenses	-	418
Other	-	196
Prepaid expenses	$2,752	$7,034

3.	Other Current Assets

Other current assets consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Note and interest receivable	$-	$2,991
Other	77	283
Other current assets	$77	$3,274

Starting in August 2022, the Company began investing in held to maturity treasury bills at discount ranging from 0.6% to 2.2% as of December 31, 2022.  As of December 31, 2022, the Company had a balance of $31.9 million, maturing January 2023 to June 2023.

In March 2021 the Company entered into a master note receivable agreement and earned interest of $0.2 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively.  The note receivable was paid in full in November 2022.

4.	Intangible Assets

Indefinite-Lived Asset

Indefinite-lived assets consisted of the following (in thousands):

	December 31, 2022	December 31, 2021

Exodus.com domain name	$1,945	$1,945
Exodus Instragram handle	-	100
Indefinite-lived assets, net	$1,945	$2,045

The Company purchased the exodus.com domain name in the first quarter of 2021 for $1.9 million. The Company purchased the Exodus Instagram handle during the third quarter of 2021 for $0.1 million and subsequently impaired as of December 31, 2022 as part of our annual impairment review. The Company considers these assets to be indefinite-lived assets so no amortization will be recognized.

Digital Assets
The Company uses Bitcoin and other digital assets in the ordinary course of its business and includes them as digital assets on the consolidated balance sheets. Digital assets increased in 2021 as a result of the Regulation A Offering which was conducted entirely through digital assets and USDC.  No fiat currency was accepted in the Regulation A Offering; therefore, the impact to the Company is recorded on the supplemental disclosure of non-cash investing and financing activities.

The Company considers these digital assets to be intangible assets and records them at cost less impairment. Digital assets not directly exchanged from the Company’s U.S. Dollar holdings are valued based on publicly available pricing data obtained from a well-known pricing service. The Company tracks its digital assets on a first in, first out basis and evaluates daily holdings for impairment. Realized gains or losses on digital asset transactions are calculated as the difference between the value of the price sold compared to the impaired cost.

For the year ended December 31, 2022 and 2021, the Company recorded net impairment of digital assets of $18.3 million and $6.6 million, respectively, on the consolidated statements of operations and comprehensive loss.

The table below outlines the value of our digital assets based on publicly available rates as of the dates presented as well as the book value (in thousands, except units):

	December 31, 2022			December 31, 2021
	Units	Book value	Market value (1)	Units	Book value	Market value (1)
Bitcoin (BTC)	1,391	$17,549	$22,974	1,322	$30,651	$61,218
Ethereum (ETH)	2,538	2,022	3,031	2,537	3,583	9,342
Algorand (ALGO)	4,263,132	686	715	3,859,574	3,523	6,407
Other digital assets	25,339	45	53	-	-	-
Digital assets, net		$20,302	$26,773		$37,757	$76,967

(1) Market rate represents a determination of fair market value derived from publicly available information.

5.	Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Computer equipment	$1,049	$756
Vehicles	256	255
Furniture and fixtures	18	18
Fixed assets, gross	1,323	1,029
Less: accumulated depreciation	(706)	(420)
Fixed assets, net	$617	$609

Depreciation expense was $0.4 million and $0.2 million for the years ended December 31, 2022 and 2021, respectively.

6.	Software Assets, Net

Software assets, net, consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Internal use software	$11,640	$6,152
Website	53	53
Software assets, gross	11,693	6,205
Less: accumulated amortization	(4,203)	(2,228)
Software assets, net	$7,490	$3,977

The following summarizes the future amortization expense (in thousands):

12 Months Ending December 31,
2023	$3,338
2024	2,898
2025	1,254
$7,490

Amortization expense was $3.1 million and $1.5 million for the years ended December 31, 2022 and 2021, respectively.

7.	Other Current Liabilities

Other current liabilities consisted of the following (in thousands):
	December 31, 2022	December 31, 2021

Payroll liabilities	$2,259	$1,996
Consulting liabilities	17	17
Income taxes payable	31	571
Other current liabilities	$2,307	$2,584

8.	Other Long Term Liabilities

Other long term liabilities consisted of the following (in thousands):
	December 31, 2022	December 31, 2021

Other liabilities	$366	$-
Deferred tax liability	-	226
Other current liabilities	$366	$226

9.	Simple Agreement for Future Equity

In 2016 and 2017, the Company issued SAFEs in exchange for $0.5 million. The SAFEs were a liability classified on the Company’s consolidated balance sheet and were subject to recurring fair value measurement.  In the event of an equity financing the holders would automatically receive the class of preferred stock sold in the equity financing.  The conversion price per share was the lesser of the following: a) price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s capitalization (as defined in the SAFEs) and b) the price per share of preferred stock sold in the equity financing multiplied by the discount rate (ranging from 20-80%). Alternatively, if there is a change in control event or initial public offering subject to the Securities Act of 1933, the holder may elect to receive cash equal to their initial investment or receive common stock at a price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s liquidity capitalization (as defined in the SAFEs).  The SAFEs had no interest rate or maturity date, and the SAFEs provided no voting rights.

Prior to their conversion, the Company valued the SAFEs at the original cost paid.  Due to the lack of available inputs, fair market value was deemed to be the cost of the debt component.

In February 2021, the Company entered into Conversion Agreements with the holders of the SAFEs whereby the Company agreed to convert the SAFEs into 2,904,298 shares of Class B common stock with a fair value of $61.5 million.  This Conversion Agreement changed the contractual terms of the SAFEs and as a result the Company recorded a loss on extinguishment of SAFE of $61.0 million on the consolidated financial statements.

10.	Stockholders’ Equity

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. On February 15, 2021, the Company effected a two-for-one stock split to stockholders of record as of February 15, 2021. All share, and per share or per option information has been retroactively adjusted to reflect the stock split.

The Company completed a Regulation A Offering (an offering of Class A common stock pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021). Net proceeds from the Regulation A Offering were $52.5 million of digital assets from the sale of 2,733,229 shares of Class A common stock. Partially offsetting these proceeds was $3.5 million of cumulative deferred offering costs related to the Regulation A Offering.

In November 2021, the Company authorized a share repurchase program.  The plan provides $2.0 million towards redemption of its outstanding shares of Class A common stock at a price up to $55.00 per share. As of December 31, 2022, the Company has cumulatively repurchased and cancelled 4,778 shares worth $0.1 million on the consolidated financial statements. During the fourth quarter of 2022, the Executive Officers repurchased 308 shares.  The share repurchase program expired as of December 31, 2022.

The Company’s Class A common stock is represented by digital Common Stock Tokens that can be viewed through the Exodus Platform. Common Stock Tokens are not shares of Class A common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. In September 2021, Common Stock Tokens began trading on tZERO ATS (“tZERO”), the regulated alternative trading system and Financial Industry Regulatory Authority (“FINRA”) member broker-dealer subsidiary of tZERO, a leader in blockchain innovation and liquidity for digital assets. In March 2022, Common Stock Tokens also began trading on Securitize Markets, LLC, a regulated alternative trading system and FINRA member broker-dealer subsidiary of Securitize, Inc.  Both the Company’s transfer agent, Securitize LLC, a Delaware limited liability company (“Transfer Agent”), and tZERO have the ability to support trades of our Class A common stock and transfers of our Common Stock Tokens.

Stock-Based Compensation

Options and Equity Grants Issued
The 2019 Equity Incentive Plan adopted in September 2019 (the “2019 Plan”) permitted the Company to grant non-statutory stock options, incentive stock options and other equity awards to Exodus team members, directors and consultants. The exercise price for options issued under the 2019 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee or consultant who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee or consultant, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2019 Plan is 10 years. The 2019 Plan authorized grants to issue up to 3,000,000 options (prior to the 2021 Employee Equity Redemption Plan) that are convertible into shares of authorized but unissued Class B common stock.  Upon Class B common stock exercised during the period, 2,190,979 are authorized as of December 31, 2022.

In August 2021, the Company adopted its 2021 Employee Equity Redemption Plan.  The plan paid $3.0 million in USDC to redeem and cancel vested options at a price equal to $27.42 per share, the price at which shares of Class A common stock of the Company were sold pursuant to the Regulation A Offering.

In August 2021, the Company also adopted the 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards, such as restricted stock awards, to Exodus team members, directors, and consultants. The exercise price for options issued under the 2021 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee or consultant, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2021 Plan is 10 years. The 2021 Plan initially authorized grants to issue up to 2,780,000 awards that are convertible into shares of authorized but unissued Class A common stock.  Pursuant to the 2021 Plan, the Company increased our share pool by 5% of our total shares of capital stock.  In 2022, the total shares of our Class A common stock reserved for issuance increased by 1,875,000 for a total of 4,655,000 shares under the 2021 Plan.  As of December 31, 2022, 511,416 restricted stock units have been authorized and outstanding with a fair value of $1.0 million and 139 restricted stock units are vested but not yet issued.

Upon the approval of the 2021 Plan, the Company can no longer grant non-statutory stock options, incentives stocks options or other equity awards to Exodus employees, directors or consultants under the 2019 Plan.

Terms of our share-based compensation are governed by the plan in which options were issued.

Options Valuation
We calculate the fair value of stock-based compensation awards granted to employees and non-employees using the Black-Scholes option-pricing method. If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

•	Expected dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.
•
Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable over a period approximately equal to the expected term.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

•
Fair value per share.  The fair value per share is the fair price or theoretical value for a call or a put option based on six variables such as volatility, type of option, underlying stock price, time, strike price, and risk-free rate.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. The following table summarizes stock option activities for the years ended December 31, 2022 and 2021:

	Options	Weighted Average Exercise Price Price
Outstanding as of January 1, 2021	2,737,008	$2.39
Granted	216,000	2.55
Exercised	(387,417)	2.39
Forfeited	(180,010)	2.45
Cancelled	(119,856)	2.39
Outstanding as of December 31, 2021	2,265,725	$2.40
Exercised	(7,174)	2.46
Forfeited	(67,572)	2.43
Outstanding as of December 31, 2022	2,190,979	$2.40

Vested and exercisable as of December 31, 2022	2,077,815	$2.40

We recognized stock-based compensation related to options and restricted stock units of $5.2 million and $0.7 million for the years ended December 31, 2022 and 2021, respectively.  Stock-based compensation is recorded on the Company’s consolidated statement of operations and comprehensive loss as follows (in thousands):

	Years Ended December 31,
	2022	2021
Cost of revenues	$2,290	$563
General and administrative	2,915	90
Stock-based compensation	$5,205	$653

11.	Income Taxes

The current and deferred tax components of the income tax provision for the years ended December 31, 2022 and 2021, are as follows (in thousands):

	Years ended December 31,
	2022	2021

U.S federal
Current	$570	$6,151
Deferred	(1,584)	(627)
Foreign
Current	2	428
Deferred	(11)	-
State and local current	77	15
Income tax (benefit) expense	$(946)	$5,967

The reconciliation between the statutory and effective tax rates as of December 31, 2022 and 2021, are comprised of the following:

	December 31, 2022	December 31, 2021
Federal statutory rate	21.0%	21.0%
State and local income taxes, net of federal tax benefit	0.0%	-0.1%
Permanent tax benefit	0.0%	-70.1%
Non-deductible expenses	0.0%	-0.2%
Tax credits	0.3%	0.6%
Foreign Tax - net of foreign tax credit	-2.9%	-1.0%
Other	4.7%	-0.3%
Change in valuation allowance	-19.3%	0.0%
Effective tax rate for income from continuing operations	4.3%	-49.9%

The tax effects of temporary differences and tax loss and credit carry forwards that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2022 and 2021, respectively, are comprised of the following (in thousands):

	December 31, 2022	December 31, 2021

Prepaid expenses	$(576)	$(1,468)
Other	(96)	(143)
Fixed assets	(97)	(93)
Capitalization software, net of amortization	(193)	(861)
Digital assets	5,953	2,290
Stock based compensation	928	-
Unrealized loss on investment	92	-
Accrued payroll and related expenses	-	49
Net operating loss	206	-
Total	6,217	(226)
Less: valuation allowance	(4,848)	-
Net deferred tax asset (liability)	$1,369	$(226)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion, or all of, the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management no longer believes it is likely that the deferred tax assets will be realized. Accordingly, a valuation allowance has been established for $4.8 million as of December 31, 2022 in the accompanying consolidated financial statements.

The Company has identified $0.4 million of uncertain tax positions requiring a reserve as of December 31, 2022.  The Company did not identify any uncertain tax position as of December 31, 2021.

12.	Legal Proceedings

During the ordinary course of business, the Company is subject to threatened or actual legal proceedings.  The outcome of any such proceedings cannot be predicted with certainty. As of the date of this form, the Company was not engaged in legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

13.	Related Party Transactions

For the year ended December 31, 2022, related party transactions included:

tZERO is a platform on which investors can buy and sell tokenized shares of the Company’s Class A common stock:
•	Revenue of $0.1 million and $0.3 million was settled in tZERO Preferred Shares for the years ended December 31, 2022 and 2021, respectively.
•
$0.1 million of unrealized gain and $0.1 million of unrealized loss on investments was recorded on the consolidated statement of operations and comprehensive loss for the years ended December 31, 2022 and 2021, respectively.

•	$0.3 million and $0.1 million of other investments were recorded on the consolidated balance sheet as of December 31, 2022 and 2021, respectively.

Magic Eden is an NFT marketplace utilized by the Company:
•	In 2021, the Company invested $0.4 million. As part of our annual impairment analysis, the entire investment has been impaired as of December 31, 2022.
•
Two of the executives hold, in total, approximately $0.1 million of investment in Magic Eden. Two of the executives held, in total, approximately $0.1 million of investment in Magic Eden as of December 31, 2021. Due to the price changes as of December 31, 2022, the investment would be impaired.

14.	Restatement and Reclassifications

Subsequent to the issuance of the Company’s financial statements as of and for the year ended December 31, 2021, management and the board of directors of the Company determined that its method of calculating impairment of digital assets was not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value, which effectively calls for the intraday low price to be utilized in calculating impairment whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired. In addition, management and the board of directors of the Company also determined that its method of recognizing gains on intercompany transfers of digital assets was not appropriate.  As a result, the Company’s financial statements as of and for the year ended December 31, 2021, have been restated from the amounts previously reported. This resulted in the following impact to net impairment of digital assets (in thousands):

	Digital assets, net	Accumulated Other Comprehensive Loss	Impairment of digital assets, net	Gain on sale of digital assets

To adjust the impact of restatement of gain on sale of transfer of digital assets	(1,779)	211	(6,225)	7,793
To adjust the impact of restatement under new accounting policy	(2,497)	66	4,049	(1,618)
Total impact	(4,276)	277	(2,176)	6,175

The restated financial statements record a gain to net impairment of digital assets of $4.0 million, a decrease to net digital assets of $4.3 million, and a decrease to accumulated other comprehensive loss of $0.3 million, which was omitted in the previously reported financial statements. Although the restatement resulted in non-cash financial statement corrections and has no impact on the Company’s reported operating revenues, the Company determined that these changes have a material impact on the previously filed financial statements for the Prior Period, and as a result, the restatement of its financial statements was required.  As a result of the restatement there was a decrease in total assets of $4.3 million, an increase in net loss of $4.0 million, and no change in the cash flows from operations or net change in cash.  Refer to the summary below for the impact to net loss per share for basic and diluted with expansion to disclose by each class type.  The  Company's consolidated balance sheet as of December 31, 2021 and the consolidated statement of operations and comprehensive loss, consolidated statement of changes in shareholders equity and statement of cash flows for the year ended December 31, 2021 were restated and reclassified as noted here.

Further, certain prior year amounts have been reclassified for consistency with the current year presentation and are not related to the correction of errors in the previously reported financial statements. Both the prior presentation of these amounts as well as the restated presentation are in accordance with GAAP. A summary of these reclassifications on consolidated financials is as follows:

•	Condense cost of revenues into a single line item and combine “Advertising and marketing” expense into “General and administrative” expense
•	Condense the previous “Gain on sale or transfer of digital assets” and “Impairment of digital assets” line items to “Impairment of digital assets, net”
•	Reclassify certain amounts of depreciation and amortization between “Cost of revenues” and “General and administrative”
•	Condense the previous “Payroll liabilities”, “Consulting liabilities”, and “Taxes payable” line items to “Other current liabilities”
•	Condense the previous “Deferred tax liability” line to “Other long-term liabilities”

The effect of correcting these items in the Company's consolidated statements on December 31, 2021, and for the year ended December 31, 2021, are shown in the table as follows:

Consolidated Balance Sheet	December 31, 2021 (In Thousands) As Previously Reported	Adjustments	Reclassifications		Restated
ASSETS
Current assets
Cash and cash equivalents	$5,375	$-	$-		$5,375
U.S. dollar coin	45,291	-	-		45,291
Tether	77	-	-		77
Accounts receivable	2,684	-	-		2,684
Prepaid expenses	7,034	-	-		7,034
Other current assets	3,274	-	-		3,274
Total current assets	63,735	-	-		63,735
Fixed assets, net	609	-	-		609
Digital assets, net	42,033	(4,276)		(a)	37,757
Software assets, net	3,977	-	-		3,977
Indefinite-lived asset	2,045	-	-		2,045
Other investments	632	-	-		632
Total other assets	49,296	(4,276)	-		45,020
TOTAL ASSETS	$113,031	$(4,276)	$-		$108,755

LIABILITIES
Current liabilities
Accounts payable	$1,988	$-	$-		$1,988
Payroll liabilities	1,996	-	(1,996)	(b)	-
Consulting liabilities	17	-	(17)	(b)	-
Taxes payable	571	-	(571)	(b)	-
Other current liabilities	-	-	2,584	(b)	2,584
Total current liabilities	4,572	-	-		4,572

LONG-TERM LIABILITIES
Other long term liabilities	-	-	226		226
Deferred tax liability	226	-	(226)		-
Total long-term liabilities	226	-	-		226
Total liabilities	4,798	-	-		4,798
STOCKHOLDERS' EQUITY
ADDITIONAL PAID IN CAPITAL	111,705	-	-		111,705
ACCUMULATED OTHER COMPREHENSIVE LOSS	(511)	(277)	-	(a)	(788)
ACCUMULATED DEFICIT	(2,961)	(3,999)	-	(a)	(6,960)
Total stockholders' equity	108,233	(4,276)	-		103,957
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$113,031	$(4,276)	$-		$108,755

(a) to adjust the impact of digital asset restatement under new accounting policy

(b) to reclass descriptive line items into summary line items

	Year Ended December 31, 2021 (In Thousands, except per share amounts)
Consolidated Statements of Operations and Comprehensive Loss	As Previously Reported	Adjustments	Reclassifications		Restated

OPERATING REVENUES	$95,849	$-	$-		$95,849
Software development	8,051	-	(8,051)	(a)	-
Customer support	6,262	-	(6,262)	(a)	-
Security and wallet operations	6,724	-	(6,724)	(a)	-
COST OF REVENUES	-	-	22,703	(a) (b)	22,703
GROSS PROFIT	74,812	-	(1,666)		73,146
OPERATING EXPENSES
General and administrative	12,038	-	9,993	(a) (b)	22,031
Advertising and marketing	9,897	-	(9,897)	(b)	-
Depreciation and amortization	1,762	-	(1,762)	(b)	-
Impairment of digital assets, net	23,368	(2,176)	(14,592)	(c) (d)	6,600
Total operating expenses	47,065	(2,176)	(16,258)		28,631
Income from operations	27,747	2,176	14,592		44,515
OTHER INCOME (EXPENSE)
Gain on sale of digital assets	20,767	(6,175)	(14,592)	(c) (d) (e)	-
Unrealized loss on investments	(150)	-	-		(150)
Loss on extinguishment of SAFE notes	(61,037)	-	-		(61,037)
Interest income	725	-	-		725
Total other expense	(39,695)	(6,175)	(14,592)		(60,462)
Loss before income taxes	(11,948)	(3,999)	-		(15,947)
INCOME TAX EXPENSE	(5,967)	-			(5,967)
NET LOSS	$(17,915)	$(3,999)	$-		$(21,914)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(759)	(277)	-	(d)	(1,036)
COMPREHENSIVE LOSS	$(18,674)	$(4,276)	$-		$(22,950)

Basic net loss per share:
Basic net loss per share of common stock	$(0.75)	$0.75		(e)	$-
Diluted net loss per share of common stock	$(0.75)	$0.75		(e)	$-
Basic net loss per share of common stock - Class A	$-	$(12.28)		(e)	$(12.28)
Diluted net loss per share of common stock- Class A	$-	$(12.28)		(e)	$(12.28)
Basic net loss per share of common stock- Class B	$-	$(0.99)		(e)	$(0.99)
Diluted net loss per share of common stock - Class B	$-	$(0.99)		(e)	$(0.99)
Weighted average shares and share equivalents outstanding:
Basic	24,021	(24,021)		(e)	-
Diluted	24,021	(24,021)		(e)	-
Weighted-average number of shares used in basic computation - Class A	-	1,784		(e)	1,784
Weighted-average number of shares used in diluted computation - Class A	-	1,784		(e)	1,784
Weighted-average number of shares used in basic computation - Class B	-	22,080		(e)	22,080
Weighted-average number of shares used in diluted computation - Class B	-	22,080		(e)	22,080

(a)	to reclass descriptive line items into summary line items
(b)	to adjust the reclassification of depreciation previously recorded in operating expense from depreciation and amortization to cost of revenues and general and administrative expense
(c)	to reclass gain on sale of digital assets from total other income to net against impairment in operating expenses
(d)	to adjust the impact of digital asset restatement under new pricing accounting policy
(e)	to adjust the impact of digital asset restatement to recognize gains on intercompany transfers of digital assets
(e)	to adjust weighted average per share and weighted average shares by class and update for restated net loss

	Year Ended December 31, 2021 (In Thousands)

	As Previously Reported	Adjustments	Reclassifications		Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(17,915)	(3,999)		(a) (b)	(21,914)
Adjustments to reconcile net loss to					-
Net cash provided by operating activities					-
Depreciation and amortization	1,762				1,762
Deferred tax benefit	(627)				(627)
Impairment of digital assets, net	23,368	(2,176)	(14,592)	(a) (b) ( c)	6,600
Gain on sale of digital assets	(20,767)	6,175	14,592	(a) (b) ( c)	-
Non-cash revenue - related party	(302)				(302)
Unrealized (gain) loss on investments	150				150
Loss on extinguishment of SAFE notes	61,037				61,037
Stock based compensation	535				535
Non-cash activities settled in digital assets (1)	(33,914)				(33,914)
Change in operating assets and liabilities:
Prepaid expenses	(3,139)				(3,139)
Other current assets	(3,271)				(3,271)
Accounts payable	1,545				1,545
Consulting liabilities	17		(17)	(d)	-
Income tax payable	233		(233)	(d)	-
Other current liabilities	-		250	(d)	250
Net cash provided by operating activities	8,712	-	-		8,712

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(461)				(461)
Purchase of investments	(100)				(100)
Purchases of indefinite-lived assets	(2,045)				(2,045)
Net cash used in investing activities	(2,606)	-	-		(2,606)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	(2,316)				(2,316)
Payment of shares repurchased and cancelled	(71)				(71)
Exercise of stock options	233				233
Net cash provided by (used in) financing activities	(2,154)	-	-		(2,154)
					-
Change in cash and cash equivalents	3,952				3,952
Cash and cash equivalents					-
Beginning of period	1,423				1,423
End of period	5,375	-	-		5,375

(a)	to adjust the impact of digital asset restatement under new pricing accounting policy
(b)	to adjust the impact of digital asset restatement to recognize gains on intercompany transfers of digital assets
(c)	to reclass gain on sale of digital assets from total other income to net against impairment in operating expenses
(d)	to reclass descriptive line items into summary line items

15.	Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of April 28, 2023, the date for which the consolidated financial statements were available to be released.  Based upon this evaluation, Management has determined that no subsequent events have occurred other than noted below.

In April 2023, the Company created a fully owned subsidiary named, 3ZERO LLC.  The subsidiary will provide creative services to the Company.

ITEM 8.	Exhibits

Exhibit
Number
Description
2.1# Amended and Restated Certificate of Incorporation of Exodus Movement, Inc., filed as exhibit 2.1 to the Form 1-A/A filed by the Company on April 8, 2021.
2.2# Amended and Restated Bylaws of Exodus Movement, Inc., filed as exhibit 2.2 to the Form 1-A/A filed by the Company on April 8, 2021.
4.1# Form of Subscription Agreement for Class A Common Stock, filed as exhibit 4.1 to the Form 1-A/A filed by the Company on April 8, 2021.
6.1†# 2019 Equity Incentive Plan of Exodus Movement, Inc., filed as exhibit 6.1 to the Form 1-A/A filed by the Company on April 8, 2021.
6.2# Form of API Agreement (U.S. Crypto-to-Crypto Exchanges), filed as exhibit 6.2 to the Form 1-A/A filed by the Company on April 8, 2021.
6.3# Form of API Agreement (International Crypto-to-Crypto Exchanges), filed as exhibit 6.3 to the Form 1-A/A filed by the Company on April 8, 2021.
6.4†# Offer Letter, dated as of March 15, 2019, by and between Exodus Movement, Inc. and James Gernetzke, filed as exhibit 6.4 to the Form 1-A/A filed by the Company on April 8, 2021.
6.5# Platform Services, Transfer Agent and Registrar Agreement, dated as of December 23, 2020, by and between Securitize LLC and Exodus Movement, Inc., filed as exhibit 6.5 to the Form 1-A/A filed by the Company on April 8, 2021.
6.6# Order Form 2, dated as of January 14, 2021, by and between Securitize LLC and Exodus Movement, Inc., filed as exhibit 6.6 to the Form 1-A/A filed by the Company on April 8, 2021.
6.7† 2021 Equity Incentive Plan of Exodus Movement, Inc., filed as exhibit 6.7 to the Form 1-K filed by the Company on May 1, 2023.
6.8† 2021 Employee Equity Redemption Plan of Exodus Movement, Inc., filed as exhibit 6.8 to the Form 1-K filed by the Company on March 7, 2022.
6.9†# 10b-18 Share Repurchase Program of Exodus Movement, Inc., filed as exhibit 6.9 to the Form 1-K filed by the Company on March 7, 2022.
6.10† Offer Letter, dated as of November 2, 2021, by and between Exodus Movement, Inc. and Veronica McGregor, filed as exhibit 6.10 to the Form 1-K filed by the Company on May 1, 2023.
6.11† Offer Letter, dated as of June 14, 2022, by and between Exodus Movement, Inc. and Matias Olivera, filed as exhibit 6.11 to the Form 1-K filed by the Company on May 1, 2023.
9.1# Letter from WithumSmith+Brown, P.C., dated January 6, 2023, filed as exhibit 9.1 to the Form 1-U filed by the Company on January 9, 2023.
10.1# Power of Attorney, filed as exhibit 10.1 to the Form 1-A filed by the Company on April 9, 2021.
11.1* Consent of WithumSmith+Brown, PC, filed herewith, filed as exhibit 11.1 to the Form 1-K filed by the Company on May 1, 2023.

† Indicates a management contract or compensatory plan.
# Incorporated by reference to the previous filing indicated.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By:	/s/ Jon Paul Richardson
Chief Executive Officer (Director)

Date: May 1, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Jon Paul Richardson
Chief Executive Officer and Director (Principal Executive Officer)

Date: May 1, 2023

By:	/s/ Daniel Castagnoli
President and Director

Date: May 1, 2023

By:	/s/ James Gernetzke
Chief Financial Officer (Principal Financial & Accounting Officer)

Date: May 1, 2023